Exhibit 99.10

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026-29

Fiscal Plan

Focused on what matters

2026-29

Alberta Treasury Board and Finance

Communications

9th floor, Edmonton Queen Elizabeth II Building

9820 – 107 Street NW

Edmonton, Alberta, T5K 1E7

Telephone: 780 427-5364

Toll-free within Alberta: 310-0000 then 780-427-5364

TBF.Communications@gov.ab.ca

For electronic copies of Budget 2026: Fiscal Plan visit our website at:

alberta.ca/budget-documents.aspx

ISBN 978-1-4601-6467-9

ISSN 2369-0127

This publication is issued under the Open Government Licence – Alberta (http://open.alberta.ca/licence).

©2026 President of Treasury Board and Minister of Finance

BUDGET 2026

GOVERNMENT OF ALBERTA  |  2026–29

Fiscal Plan

2026-29

PRESENTED BY

NATE HORNER

PRESIDENT OF TREASURY BOARD

 AND MINISTER OF FINANCE

in the Legislative Assembly of Alberta

February 26, 2026

Accountability Statement

The government’s Fiscal Plan for the three years commencing April 1, 2026 was prepared under my direction in accordance with the Sustainable Fiscal Planning and Reporting Act and the government’s accounting policies. All of the government’s policy decisions as of February 17, 2026 with material economic or fiscal implications have been considered in preparing the three year Fiscal Plan.

Original signed by

Nate Horner

President of Treasury Board and Minister of Finance

February 17, 2026

2	Fiscal Plan 2026 – 29

Fiscal Plan 2026 – 29

Overview	5

Economic Outlook	19

Revenue	51

Expense	67

Capital Plan	99

Tax Plan	119

Debt and Savings	133

Fiscal Plan Tables	145

Response to the Auditor General	165

Note: Amounts presented in tables may not add to totals due to rounding.

Fiscal Plan 2026 – 29	3

BLANK PAGE

4

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Overview

5

Overview	7

Focused on What Matters	7

Securing Alberta’s Future	8

Modernized Health Care	8

Investing in Education	9

Energy and Economic Assumptions	9

Revenue	10

Expense	11

Capital Plan	12

Net Financial Position	13

Fiscal Framework	14

Fiscal Summary	17

Note: Amounts presented in tables may not add to totals due to rounding.

6	Overview | Fiscal Plan 2026 – 29

Overview

Focused on What Matters

For generations, people have come to Alberta to contribute to and share in our prosperity and opportunity. In recent years, the province’s population has grown faster than any other Canadian jurisdiction, leading to unique challenges, particularly during these economically volatile times. That is why Budget 2026 is focused on what matters: investing in programs and services important to Albertans like health care, education, workforce and skills training, and supporting safe and thriving communities.

Alberta’s fiscal situation continues to be impacted by global economic uncertainty and revenue volatility. The government remains committed to making prudent spending decisions to keep operating expense growth below population growth plus inflation to sustainably deliver important programs and services to Albertans and Alberta businesses.

Budget 2026 includes deficits of $9.4 billion, $7.6 billion and $6.9 billion over the next three years. The government’s fiscal framework includes allowable exceptions for when the government can run a deficit. While Budget 2026 does not return to balance by 2028-29, the government is committed to assessing what additional measures could be considered to help address Alberta’s fiscal planning challenges. This will complement the ongoing continuous improvement and program reviews to evaluate the efficiency and effectiveness of programs.

Budget 2026 – Key Fiscal Metrics
(billions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue	82.5	74.1	75.3	74.6	78.9	81.5

Expense

Operating expense	62.0	64.3	67.0	70.4	72.4	74.1

Other expense	12.1	11.0	12.4	11.5	12.1	12.4

Total Expense (before contingency)	74.1	75.3	79.4	81.9	84.5	86.4

Contingency	-	4.0	-	2.0	2.0	2.0

Surplus / (deficit)	8.3	(5.2)	(4.1)	(9.4)	(7.6)	(6.9)

Other Key Metrics:

Capital / Other non-financial assets	62.9	64.1	64.2	66.4	68.8	70.2

Heritage Fund year-end balances	24.7	25.7	29.9	32.1	34.0	35.9

Taxpayer-supported debt	85.2	82.5	92.1	108.9	123.9	137.5

Net financial debt	34.3	40.8	39.7	51.4	61.4	69.8

Net debt to GDP	7.2%	8.5%	8.3%	10.5%	11.8%	12.9%

Note: See table on page 17 for amounts in millions.

Overview | Fiscal Plan 2026 – 29	7

Securing Alberta’s Future

Alberta has one of the largest and most secure proven energy reserves in the world and the government will continue to promote Alberta as a reliable partner in global energy security. The Governments of Canada and Alberta recently signed an agreement to more than double oil exports to Asian markets through an Indigenous co-owned bitumen pipeline, address investment uncertainty arising from federal policies, and reduce emissions. Alberta is ready to deliver reliable, responsibly-produced energy for years to come.

Albertans and Alberta businesses generally pay lower overall taxes than taxpayers in other provinces.

Budget 2026 is also focused on attracting investment to Alberta and advancing the province’s emerging aerospace, defence, technology, value-added agriculture and forestry products, alternative energy and environmental technology industries. Alberta’s strong fundamentals, including low taxes, high wages, and an entrepreneurial, relatively young population make it a destination of choice to do business.

Modernized Health Care

In Budget 2026, Alberta’s government is continuing to advance a refocused, modernized health care system. Four integrated provincial health agencies, each overseen by a separate ministry, have been established in the key areas of focus. Each ministry provides policy direction, funding oversight, and accountability for its sector, while the corresponding provincial health agency and contracted providers deliver front-line services.

Budget 2026 also includes the establishment of Health Shared Services as a new provincial corporation to centralize and deliver shared corporate services such as information technology, finance, human resources and other support services, reducing duplication, enhancing coordination and improving the use of resources across the health care agencies.

Budget 2026 includes $1.9 billion in new funding across the health care system to support:

•

Reducing wait times for emergency health services, emergency departments, surgeries and cancer care, by increasing system capacity and improving patient flow through hospitals, including by discharging alternate level of care patients more rapidly so they receive more appropriate care in the community;

•

Addressing higher physician service volumes related to population growth, increased patient complexity, rising drug costs and growing claim volumes, and expanding the use of nurse practitioners to strengthen primary health care;

8	Overview | Fiscal Plan 2026 – 29

• Adding psychiatric and community-based mental health and addiction beds, as well as implementing and operationalizing compassionate intervention legislation; and

• Adding continuing care capacity and alternate level of care initiatives to help patients transition from hospital to appropriate assisted living settings.

Investing in Education

Budget 2026 includes new funding of $722 million for enrolment growth, teacher compensation, improving classroom conditions and building new schools and enhancing existing school infrastructure to meet the increasing demands of growing communities in Alberta. The government is engaging with school boards, community leaders and education experts to mitigate the impact of class sizes and classroom complexity through a data-driven approach to allocating resources and strengthening supports for students and teachers.

The government is focused on delivering an accessible, affordable and well-coordinated post-secondary system, supporting high-quality learning, skills development and labour-market responsiveness. Budget 2026 includes the targeted expansion of seats in high-demand post-secondary programs and critical occupations.

Energy and Economic Assumptions

Alberta’s economy is forecast to grow at a slower pace this year relative to 2025 but perform better than the rest of the country, as it navigates a fragmented trade landscape and more unstable geopolitical environment. Alberta is well-positioned in the face of U.S. trade protectionist measures and has the lowest exposure to U.S. tariffs among the provinces. The Budget 2026 outlook assumes that tariffs in place as of January 14, 2026 remain unchanged over the forecast horizon. Real gross domestic product (GDP) is forecast to rise 1.8 per cent in 2026, down from an estimated 2.2 per cent in 2025. Ongoing trade uncertainty and slower population growth are expected to dampen economic activity.

Following two years of elevated population growth, Alberta’s population growth is forecast to fall to 1.1 per cent in the 2026 census year and is expected to remain subdued at 1.1 per cent in 2027 before gradually strengthening to 1.4 per cent in 2028 and 2029. While slower population growth weighs on consumer spending and residential construction activity, it also helps to relieve pressure in the labour market, contributing to more balanced employment conditions.

Real GDP growth is forecast to pick up to 2.3 per cent in 2027 as investments in transportation, electricity generation, clean energy and high tech sectors gain momentum. As Alberta’s economy adjusts to the new trade landscape, real GDP is forecast to grow 2.2 per cent annually in 2028 and 2029.

Overview | Fiscal Plan 2026 – 29	9

Energy and Economic Assumptionsa

	2023-24 Actuals	2024-25 Actuals	2025-26 Estimate	2026-27 Forecast	2027-28 Forecast	2028-29 Forecast

WTI Oil (US/bbl)[b]	77.83	74.34	61.50	60.50	67.00	67.50

Light-Heavy Differential (US/bbl)[b]	17.29	13.06	11.20	13.00	14.10	14.30

WCS@Hardisty (Cdn/bbl)[b]	81.67	85.21	69.80	65.30	71.60	70.60

Natural Gas (Cdn/GJ)[b]	2.07	1.11	1.70	3.00	3.10	3.20

Conventional Crude Oil Production (000s barrels/day)	511	536	549	544	541	538

Raw Bitumen Production (000s barrels/day)	3,332	3,449	3,569	3,691	3,798	3,844

Exchange Rate (US¢/Cdn)[b]	74.2	71.9	72.0	73.0	74.2	75.4

Interest Rate (10-year Canada bonds, %)	3.46	3.27	3.30	3.20	3.30	3.40

	2023 Actuals	2024 Actuals	2025 Estimate	2026 Forecast	2027 Forecast	2028 Forecast	2029 Forecast

Real GDP (% change)	2.5	3.0	2.2	1.8	2.3	2.2	2.2

Employment (% change)[c]	3.7	3.1	2.8	1.9	2.0	1.9	1.8

Unemployment Rate (%)[c]	5.9	7.0	7.2	6.6	6.0	5.8	5.7

Primary Household Income (% change)	6.7	7.2	4.8	4.1	4.1	4.4	4.2

Net Corporate Operating Surplus (% change)	(27.1)	2.4	0.5	(3.0)	6.0	4.2	4.0

Alberta Consumer Price Index (% change)[c]	3.3	2.9	2.0	2.1	2.1	2.1	2.1

Population (% change)[c]	3.9	4.7	2.5	1.1	1.1	1.4	1.4

[a]	Forecast was finalized on January 15, 2026
[b]	Forecasts have been rounded
[c]	Actual

Revenue

Total revenue is estimated at $74.6 billion in 2026-27, $0.7 billion lower than the 2025-26 third quarter forecast of $75.3 billion. Ongoing global economic, trade and geopolitical uncertainties continue to impact all major sources of revenue.

The West Texas Intermediate oil price is expected to average US$60.50 per barrel (/bbl) in 2026-27, which is $1/bbl lower than in 2025-26. It is expected to recover to $67.50/bbl by 2028-29.

Tax revenue is expected to increase by $1.7 billion from the 2025-26 third quarter forecast driven by increases in personal income and education property tax revenue. Revenue from federal transfers steadily increases due to the increase in Canada Health Transfer and Canada Social Transfer, which will grow by 5.6 per cent to reach $9.2 billion in 2026-27. Alberta’s share of Canada’s total population continues to rise, which in turn increases Alberta’s revenue share of the major federal transfers. Federal transfers revenue is forecast to grow by a net $0.1 billion in 2026-27 and 2027-28, then reaching $13.8 billion by 2028-29.

Total revenue is forecast to rise to $78.9 billion in 2027-28 and $81.5 billion in 2028-29.

10	Overview | Fiscal Plan 2026 – 29

Budget 2026 Revenue

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	16,120	15,510	14,771	15,933	16,612	17,741

Corporate income tax	8,125	6,764	7,420	7,300	7,472	7,615

Other taxes	6,111	6,563	6,603	7,237	7,562	7,821

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Other non-renewable resource revenue	4,819	4,237	3,617	3,525	4,132	4,126

Transfers from Government of Canada	12,618	13,305	13,566	13,715	13,826	13,839

Investment income	4,803	2,883	4,568	4,358	4,071	4,052

Net income from government business enterprises	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences	5,504	5,756	5,640	6,000	6,170	6,424

Other revenue	5,149	4,273	4,245	4,173	4,259	4,376

Total Revenue	82,469	74,138	75,292	74,550	78,914	81,518

Expense

In 2026-27, operating expense will be five per cent, or $3.4 billion, higher than the 2025-26 forecast and is anticipated to reach $74.1 billion in 2028-29. The government is committed to controlling spending with targeted increases for health, education, disability and income support programs and affordable housing.

In 2025-26, expense is forecast to have increased by $77 million from Budget 2025, while expense before forecast contingency allocation has increased by $4.1 billion. The increase is due in part to disaster and emergency assistance of $1.5 billion as a result of wildfires and drought conditions and associated agriculture indemnity payments. In addition, operating expense increased by $2.7 billion compared to budget, mainly due to increased demands on the health care system related to exceptional population growth and for compensation agreements. Other expense, with the exception of amortization, decreased a net $0.4 billion from budget.	Government is focused on meeting its challenges.

In Budget 2026, the contingency is set at $2 billion. The contingency was increased to $4 billion in Budget 2025 as collective bargaining was underway and the impact of U.S. tariffs was unknown. Most of the major compensation agreements have been settled and while global economic, trade and geopolitical uncertainty remain, unanticipated impacts will be addressed within the $2 billion contingency. This permits returning the contingency to a more normal level. The contingency amount is intended to address unanticipated spending, including disasters and emergencies, and emerging priorities that may arise during the year and that are not practical to delay until the next budget.

Overview | Fiscal Plan 2026 – 29	11

Budget 2026 Expense

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Operating expense	62,025	64,311	67,016	70,398	72,360	74,053

Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

Amortization / loss on disposals / inventory consumption	4,446	4,993	4,830	4,853	4,944	5,005

Debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

Contingency / disaster assistance	1,932	4,000	1,506	2,000	2,000	2,000

Total expense	74,149	79,349	79,426	83,922	86,495	88,422

Capital Plan

The three-year Budget 2026 Capital Plan is forecast at $28.3 billion - $2.2 billion more than Budget 2025. The government is focusing on building communities and maintaining important public infrastructure that supports families and businesses.

The 2026-29 Capital Plan includes:

• $4.9 billion to enhance capacity of the health care system;

• $3.3 billion to support new and ongoing school projects;

• $7.1 billion to support municipal infrastructure;

• $4.2 billion for maintenance and renewal of existing infrastructure;

• $1.1 billion for family, social supports, and housing;

• $2.7 billion for provincial highways, bridges, and road improvements;

• $0.8 billion for post-secondary institutions;

• $1.2 billion for streamlining service delivery;

• $0.6 billion for agriculture, natural resources, and business development;

• $0.8 billion for other envelopes; and

• $1.7 billion in SUCH sector self-financed capital spending.

Budget 2026 includes an increased investment in Capital Maintenance and Renewal reflecting government’s commitment for responsible asset management, supporting the long term sustainability of provincial infrastructure.

For the 2025-26-year, capital spending is forecast at $8.7 billion, $48 million higher than originally estimated in Budget 2025, primarily due to the reprofiling of various projects to align with their progress as well as to increases related to school projects and self-funded projects supported by post-secondary institutions’ own-source revenue.

12	Overview | Fiscal Plan 2026 – 29

Net Financial Position

Taxpayer-supported debt outstanding is forecast to total $109 billion at the end of 2026-27, and $137 billion by the end of 2028-29. The increase in debt is mainly driven by the higher deficits forecast in Budget 2026. Debt servicing costs are expected to be $3.4 billion in 2026-27.

In January 2025, the government released its roadmap to grow the Alberta Heritage Savings Trust Fund to at least $250 billion by 2050 to enhance long-term growth and financial stability for the province. This ambitious plan focuses on fully reinvesting Heritage Fund net investment income, strengthening governance, and promoting global partnerships. This will support delivering high returns to build a resilient and prosperous province for generations to come.

Growing the Heritage Fund (billions of dollars)	Government has an ambitious plan to grow the size of the Heritage Fund to at least $250 billion by 2050.

Overview | Fiscal Plan 2026 – 29	13

Fiscal Framework

Sustainable Fiscal Planning and Reporting

Alberta’s legislated fiscal framework includes four key components:

• Deficit rules, with certain exceptions;

• Limits year-over-year increases in operating expense to population growth and inflation;

• Limits in-year expense growth to a budgeted and voted contingency; and

• Sets out policies for the allocation of surplus cash.

Deficits

The Sustainable Fiscal Planning and Reporting Act (the Act) allows the government to project a deficit if revenue forecast for the fiscal year is less than the previous year’s third quarter projected expense. Once a deficit is reported in the year-end financial statements, the government has three years to return to a balanced budget. Budget 2026 includes deficits of $9.4 billion in 2026-27, $7.6 billion in 2027-28, and $6.9 billion in 2028-29.

The government is focused on continuous improvement and is undertaking a number of cross government, coordinated initiatives that will help review and evaluate the effectiveness and efficiency of government programs and services. Not only will this find innovative approaches to streamline processes and reduce costs, but also improve quality and timeliness of services and programs delivered to Albertans.

A review of the government’s fiscal framework will be undertaken, as significant deficits are projected in Budget 2026 resulting from an unprecedented combination of challenges. Compounding factors such as ongoing heightened global geopolitical, economic and trade uncertainty, elevated and sustained population growth in recent years, and inflation have limited the government’s ability to deliver what matters most to Albertans within the existing fiscal framework. The government intends to conduct a broad review to assess what measures are appropriate to support sustainable fiscal planning for Alberta.

Operating Expense Ceiling - 2026-27 and Future Years

	2025-26		2026-27		2027-28		2028-29

2024-25 base	53,769

Adjusted for prior-year population plus inflation (7.3%)	57,694

Plus dedicated revenue - related expense	10,590

2025-26 operating expense ceiling	68,284

2026-27 and future years operating expense ceiling			57,694

Adjusted for prior - year population plus inflation		3.7%	59,829	3.2%	61,743	3.3%	63,781

Plus dedicated revenue-related expense			10,658		10,656		10,692

2026-27 and future years operating expense ceiling			70,487		72,400		74,473

14	Overview | Fiscal Plan 2026 – 29

Year-over-Year Expense Growth

For 2026-27 and subsequent fiscal years, the projected operating expense ceiling in the consolidated fiscal plan must not exceed the prior year’s operating expense ceiling adjusted for population growth plus inflation as set out in the third quarter fiscal outlook for the previous fiscal year. Year-over-year operating expense growth remains under the legislated ceiling in Budget 2026.

In-Year Expense Growth

The third component of the framework is to limit in-year adjusted operating expense increases to the budgeted and voted contingency, with certain exceptions, such as where revenue dedicated for a specific purpose offsets the related increase to expense.

In 2025-26, the majority of the $4 billion contingency has been allocated to in-year expense increases that are not offset by dedicated revenue or are non-cash and non-recurring. Expense increases that are the result of expenses offset by dedicated revenue are $77 million in 2025-26.

Budget 2026 Dedicated Revenue and Related Expense

(millions of dollars)

	2026-27 Estimate		2027-28 Target		2028-29 Target

	Operating	Other	Operating	Other	Operating	Other
	expense	expense	expense	expense	expense	expense

Transfers from government of Canada

Infrastructure support (capital grant expense)	-	887	-	733	-	482

Labour market agreements	295	-	273	-	253	-

Early learning child care agreements	1,170	-	1,121	-	1,121	-

SUCH sector / Alberta Innovates Corporation	699	-	715	-	726	-

Other	900	-	752	-	563	-

Investment income

Loans to local authorities (debt servicing costs)	-	468	-	537	-	590

SUCH sector	504	-	509	-	517	-

Premiums, fees and licences

SUCH sector	3,225	-	3,287	-	3,391	-

Energy industry levies (AER, AUC)	453	-	476	-	498	-

Other	88	-	98	-	109	-

Other

SUCH sector	2,206	-	2,300	-	2,341	-

AIMCO investment management charges	867	-	855	-	882	-

Tech. Innov. & Emiss. Reduction Fund	166	-	185	-	216	-

Alberta Innovates Corporation / other	85	-	85	-	75	-

Total dedicated revenue - related expense	10,658	1,355	10,656	1,270	10,692	1,072

Note:

For the in-year rules, dedicated revenue must automatically cause changes in the related expense, either up or down, mirroring the change in revenue, so that there is no impact on the surplus/deficit. In instances where the revenue and related expense are not exactly matching, the lesser of the revenue or expense is used.

Overview | Fiscal Plan 2026 – 29	15

Allocation of Surplus Cash

The final component of the framework sets out policies for the allocation of surplus cash available from fiscal results. Based on preliminary forecasts, there is no surplus cash available in 2025-26, nor in the following three years to 2028-29 for allocation.

Surplus Cash

(billions of dollars)

	2025-26	2026-27	2027-28	2028-29

Cash available for allocation:

Cash / Alberta Fund at start of the year	5.1	-	-	-

Alberta Fund allocation - Heritage Fund	(2.8)	-	-	-

Surplus	(4.1)	(9.4)	(7.6)	(6.9)

less entity retained income	(3.0)	(4.1)	(3.9)	(3.9)

less net other cash adjustments	0.1	(0.0)	(0.0)	(0.2)

less capital plan requirements	(1.8)	(2.9)	(3.3)	(2.3)

plus ATB Financial dividend	0.1	0.1	0.1	0.1

Total cash available	(6.4)	(16.3)	(14.7)	(13.2)

Allocation:

2025-26 taxpayer-supported debt	-	-	-	-

Alberta Fund	-	-	-	-

Total allocation	-	-	-	-

Cash at end of year	(6.4)	(16.3)	(14.7)	(13.2)

Note:	Assumes Alberta Fund balance is fully allocated in 2025-26. Negative cash available means additional borrowing is required.

16	Overview | Fiscal Plan 2026 – 29

Fiscal Summary

Budget 2026 Fiscal Summary

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Income and other taxes	30,356	28,837	28,794	30,470	31,646	33,177

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Other non-renewable resource revenue	4,819	4,237	3,617	3,525	4,132	4,126

Transfers from Government of Canada	12,618	13,305	13,566	13,715	13,826	13,839

Investment income	4,803	2,883	4,568	4,358	4,071	4,052

Net income from government business enterprises	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences	5,504	5,756	5,640	6,000	6,170	6,424

Other revenue	5,149	4,273	4,245	4,173	4,259	4,376

Total revenue	82,469	74,138	75,292	74,550	78,914	81,518

Expense

Operating expense	62,025	64,311	67,016	70,398	72,360	74,053

% change from prior year	6.7	3.7	8.0	5.0	2.8	2.3

Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

Amortization / loss on disposals / inventory consumption	4,446	4,993	4,830	4,853	4,944	5,005

Debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

Contingency / disaster assistance	1,932	4,000	1,506	2,000	2,000	2,000

Total expense	74,149	79,349	79,426	83,922	86,495	88,422

Surplus / (deficit)	8,320	(5,211)	(4,134)	(9,373)	(7,581)	(6,904)

Overview | Fiscal Plan 2026 – 29	17

BLANK PAGE

18	Overview | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA  |  2026–29

Fiscal Plan

Economic Outlook

19

Key Energy and Economic Assumptions	21

Introduction	22

Chart 1: Real GDP growth to slow this year before picking up in 2027	22

Chart 2: U.S. effective tariff rate jumps to a 90-year high	23

Economic Outlook 2026-29	24

Chart 3: U.S. dollar tumbles and gold surges on market fears	24

Chart 4: Global trade growing at a slower pace this year	25

Chart 5: Canada’s population growth stalls	26

Chart 6: Interest rates lower across advanced economies	27

Chart 7: Outlook for oil prices has shifted down	28

Chart 8: Rising oil production will buoy investment	30

Chart 9: U.S. Midwest a major market for Alberta’s heavy oil	31

Chart 10: Manufacturing exports to rebound from tariffs by 2027	32

Chart 11: Business investment to gradually recover	34

Chart 12: Population growth slowing sharply with net outflows of NPRs	35

Chart 13: Labour market to become more balanced	37

Chart 14: Housing starts to slow alongside household formations	38

Chart 15: Food a major contributor of inflation in 2025	39

Chart 16: Per capita consumption to rise further in 2026	40

Table 1: Scenario Impacts	42

Oil Price Benchmark	43

Light-Heavy Oil Price Differential Benchmark	44

Natural Gas Price Benchmark	45

United States / Canada Exchange Rate Benchmark	46

Canadian Long-Term Interest Rate Benchmark	46

Alberta Real Gross Domestic Product Benchmark	47

Alberta Nominal Gross Domestic Product Benchmark	47

Alberta Employment Benchmark	48

Alberta Unemployment Rate Benchmark	48

Alberta Housing Starts Benchmark	49

20	Economic Outlook | Fiscal Plan 2026 – 29

Key Energy and Economic Assumptions

Fiscal Year Assumptions[a]	2023-24 Actuals	2024-25 Actuals	2025-26 Estimate	2026-27 Forecast	2027-28 Forecast	2028-29 Forecast

Crude Oil Prices[b]

WTI (US$/bbl)	77.83	74.34	61.50	60.50	67.00	67.50

Light-Heavy Differential (US$/bbl)	17.29	13.06	11.20	13.00	14.10	14.30

WCS @ Hardisty (Cdn$/bbl)	81.67	85.21	69.80	65.30	71.60	70.60

Natural Gas Price[b]

Alberta Reference Price (Cdn$/GJ)	2.07	1.11	1.70	3.00	3.10	3.20

Production[b]

Conventional Crude Oil (thousands of barrels/day)	511	536	549	544	541	538

Raw Bitumen (thousands of barrels/day)	3,332	3,449	3,569	3,691	3,798	3,844

Natural Gas (billions of cubic feet)	4,267	4,314	4,427	4,440	4,453	4,467

Interest Rates[b]

3-month Canada Treasury Bills (%)	4.88	3.85	2.40	2.10	2.50	2.60

10-year Canada Bonds (%)	3.46	3.27	3.30	3.20	3.30	3.40

Exchange Rate (US¢/Cdn$)[b]	74.2	71.9	72.0	73.0	74.2	75.4

Calendar Year Assumptions[a]	2023 Actuals	2024 Actuals	2025 Estimate	2026 Forecast	2027 Forecast	2028 Forecast	2029 Forecast

Gross Domestic Product

Nominal (billions of dollars)	451.0	473.9	481.1	490.3	519.8	542.7	566.6

% change	-4.0	5.1	1.5	1.9	6.0	4.4	4.4

Real (billions of 2017 dollars)	357.0	367.7	375.9	382.7	391.4	400.2	408.8

% change	2.5	3.0	2.2	1.8	2.3	2.2	2.2

Other Indicators

Employment (thousands)	2,443	2,519	2,590[c]	2,639	2,691	2,743	2,791

% change	3.7	3.1	2.8[c]	1.9	2.0	1.9	1.8

Unemployment Rate (%)	5.9	7.0	7.2[c]	6.6	6.0	5.8	5.7

Average Weekly Earnings (% change)	2.1	3.5	2.4	2.7	2.8	2.7	2.7

Primary Household Income (% change)	6.7	7.2	4.8	4.1	4.1	4.4	4.2

Net Corporate Operating Surplus (% change)	-27.1	2.4	0.5	-3	6.0	4.2	4.0

Housing Starts (thousands of units)	36.0	47.8	54.9[c]	40.0	35.0	34.5	34.7

Alberta Consumer Price Index (% change)	3.3	2.9	2.0[c]	2.1	2.1	2.1	2.1

Retail Sales (% change)	4.3	1.7	4.0	3.5	3.8	3.9	3.9

Population (thousands)	4,689	4,909	5,029[c]	5,084	5,140	5,213	5,283

% change	3.9	4.7	2.5[c]	1.1	1.1	1.4	1.4

Net Migration (thousands)	160.3	202.9	101.3[c]	42.9	44.4	61.6	60.2

[a]	Forecast was finalized on January 15, 2026
[b]	Forecasts have been rounded
[c]	Actual

Economic Outlook | Fiscal Plan 2026 – 29	21

Introduction

Alberta’s economy is set to grow at a slower pace in 2026 amid a downshift in population growth and ongoing trade uncertainty. Real gross domestic product (GDP) is forecast to rise 1.8 per cent this year, down from an estimated 2.2 per cent in 2025 (Chart 1). A sharp slowdown in population growth is expected to dampen consumer spending and residential construction activity, although stable inflation and supportive interest rates will act as tailwinds. Sentiment and business investment will continue to be weighed down by lingering trade-related uncertainty, particularly in the first half of this year. The ongoing impacts of tariffs will also be felt in the manufacturing sector, which is expected to see a slow recovery after last year’s decline. Businesses are increasingly expanding into new export markets and restructuring supply chains, helping to mitigate some of the impact of higher U.S. tariffs. At the same time, slower population growth will help relieve pressure in the labour market, contributing to more balanced conditions.

Chart 1: Real GDP growth to slow this year before picking up in 2027
Alberta real GDP, level and growth
A sharp slowdown in population growth and lingering trade uncertainty will be a drag on economic growth this year.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

While real GDP growth is expected to slow, Alberta’s economy is still forecast to perform better than the rest of the country. The energy sector will provide a needed boost as oil production and exports continue to expand, although at a more moderate pace than last year. In addition, Alberta is well-positioned in the face of U.S. trade protectionist measures. With a U.S. effective tariff rate estimated at around 1-2 per cent, Alberta has the lowest exposure to U.S. tariffs among the provinces. Given the province’s limited exposure to sector-specific tariffs, such as steel, aluminum and autos, more than 90 per cent of Alberta’s

22	Economic Outlook | Fiscal Plan 2026 – 29

goods exports to the U.S. remain Canada–United States–Mexico Agreement (CUSMA) compliant and tariff-exempt. The Budget 2026 outlook assumes that tariffs in place as of January 14, 2026 remain unchanged over the forecast horizon.

Real GDP growth is forecast to pick up to 2.3 per cent in 2027. Investments in transportation, electricity generation, clean energy and high tech sectors will gain momentum. Overall exports will get a boost from pipeline capacity expansions, stronger U.S. growth and expansion into new markets. Solid labour income growth will support improvement in per capita household consumption. As Alberta’s economy adjusts to the new trade landscape, real GDP is forecast to grow 2.2 per cent annually in 2028 and 2029.

The global economy is undergoing a period of significant transformation and elevated uncertainty. With the introduction of broad tariffs last year, the overall effective tariff rate in the U.S. surged from an average of about two per cent in 2024 to almost 17 per cent in 2025, the highest level since the mid-1930s (Chart 2). Major shifts in U.S. trade policy over the past year have reshaped the global economic landscape, while emerging geopolitical risks have added further volatility. At the same time, countries are adjusting to a more fragmented trade environment marked by rising protectionism, renewed industrial policy, and realignment of supply chains. In Canada, uncertainty surrounding the future of CUSMA is a major source of risk. Businesses and consumers also face the challenge of adapting to higher trade costs and ongoing supply chain realignments, which may take time to fully work through the economy. Together, these factors are contributing to a highly uncertain outlook.

Chart 2: U.S. effective tariff rate jumps to a 90-year high
U.S. annual effective tariff rate, 1935 to 2025
The recent surge in U.S. tariffs marks a structural shift in the global trade environment.
Sources: The Budget Lab at Yale and Alberta Treasury Board and Finance; 2025 is updated to November 2025

Economic Outlook | Fiscal Plan 2026 – 29	23

Economic Outlook 2026-29
Heightened geopolitical risk adds to uncertainty

2026 is proving to be another volatile year for the global economy as it navigates a fragmented trade landscape and unstable geopolitical climate. While trade tensions have eased from last year’s heightened levels when the U.S. introduced broad tariffs, U.S. trade policy remains a persistent source of uncertainty. Renewed U.S. tariff threats against several European countries, along with geopolitical instability, concerns about U.S. Federal Reserve (Fed) independence, and a sharp selloff in Japanese government bonds, triggered bouts of turbulence across global equity and sovereign debt markets in January. The resulting market fears also weighed on the U.S. dollar and drove prices for gold to record highs (Chart 3). At the same time, escalating geopolitical tensions in Venezuela and Iran have contributed to swings in global oil prices.

Chart 3: U.S. dollar tumbles and gold surges on market fears
Daily price of a troy ounce of Gold and USD trade-weighted index
Sharp movements in gold prices and U.S. dollar reflect heightened global uncertainty.
Sources: U.S. Federal Reserve and Haver Analytics

In Canada, U.S. trade policy is still a key risk to the outlook, particularly with the CUSMA up for mandatory review this year. Several U.S. tariff measures affecting Canadian exports remain in place, including duties on autos, steel, aluminum, copper, softwood lumber, and certain wood products. Sector-specific tariffs on steel and aluminum have been especially consequential for integrated North American supply chains, while ongoing softwood lumber duties continue to weigh on Canada’s forestry sector. In addition, a 35 per cent tariff applies to goods that do not meet CUSMA rules of origin. Despite the rising protectionist measures, the majority of Canadian exports to the U.S. remain duty-free under the agreement, preserving Canada’s preferential access to the U.S. market.

24	Economic Outlook | Fiscal Plan 2026 – 29

Global growth prospects remain intact

Even with the challenging trade and geopolitical environment, the global economy is expected to remain resilient after exceeding expectations last year. While ongoing trade policy uncertainty will weigh on global growth, the effects are anticipated to gradually diminish over the forecast horizon as economies continue to adapt to the shifting trade landscape. The International Monetary Fund (IMF) is projecting global growth of 3.3 per cent in 2026 and 3.2 per cent in 2027, essentially steady from the estimated 3.3 per cent in 2025. Global trade volumes are expected to continue rising, albeit at a slower pace this year, before improving in 2027 (Chart 4). This comes on the heels of last year’s brisk expansion, when tariff-related stockpiling and technology-related exports boosted trade flows.

Chart 4: Global trade growing at a slower pace this year
Year-over-year growth in the volume of global trade in goods and services
Increased trade barriers will be a drag on global trade growth in 2026.
Sources: International monetary Fund (IMF)

The U.S. economy is set to outperform other advanced economies, with real GDP growth holding fairly steady this year at 1.9 per cent. While AI-driven momentum is expected to moderate amid rising supply constraints, further interest rate cuts by the U.S. Fed and ongoing adjustments to tariffs should support a broader recovery in business investment beyond the technology sector. In addition, personal income tax cuts enacted last summer will provide a boost to household incomes in 2026, helping to offset headwinds from a cooling labour market and slower population growth. Companies in the U.S. continue to manage costs under the weigh of ongoing tariffs. While job gains have moderated over the past year as companies scaled back hiring, the unemployment rate remains relatively low.

Economic Outlook | Fiscal Plan 2026 – 29	25

In the Euro area, activity is expected to gain modest traction, supported by increased defence and infrastructure spending and a gradual recovery in private consumption as real incomes improve. However, the outlook for exports remains historically weak, reflecting lagging demand and ongoing competitiveness challenges.

Growth in emerging and developing economies is expected to remain uneven. In particular, China’s economic growth is forecast to slow to 4.4 per cent in 2026, as low confidence, a prolonged property downturn, and softer labour market conditions weigh on demand. Additional fiscal stimulus and resilience in exports should provide some support to activity. However, Chinese growth is projected to ease further to 4.2 per cent in 2027 as structural headwinds, such as demographic slowdown and high debt levels, persist.

Near-term softness in Canadian economy

Momentum in the Canadian economy is slowing heading into 2026. Real GDP growth is forecast to decline to 1.3 per cent this year from an estimated 1.6 per cent in 2025. The U.S. trade frictions remain the primary headwind, with elevated trade uncertainty continuing to weigh on business investment and hiring. The recalibration of Canada’s immigration policy through the 2026-2028 Federal Levels Plan will also be a significant drag on the economy. Stalling population growth stemming from the net outflows of temporary residents will dampen consumer spending and soften residential construction activity across the country, including Alberta. Canada’s population contracted in the third quarter of 2025 by the largest amount on record, marking a continuation of the slowdown that began in late 2024 (Chart 5).

Chart 5: Canada’s population growth stalls
Canada’s year-over-year growth in real GDP and quarterly change in population

Canada’s slowing population growth will restrain economic activity in the short-term.
Sources: Statistics Canada and Haver Analytics

26	Economic Outlook | Fiscal Plan 2026 – 29

Canada’s real GDP growth is forecast to strengthen to 1.8 per cent in 2027 as trade policy uncertainty gradually fades, supporting a rebound in private investment alongside federal fiscal stimulus and policy measures such as deregulation and targeted tax incentives. The decline in exports to the U.S. since the start of 2025 has been somewhat offset more recently by rising non-U.S. exports, partly reflecting efforts by businesses to expand into new markets. Export demand will get a lift from a pick-up in U.S. economic growth and further progress on trade diversification.

Monetary policy to stay accommodative

The Bank of Canada (BoC) is expected to stay on the sidelines this year, following rate cuts last year in response to softening labour market conditions. With the economy growing at a modest pace and inflation expected to remain close to the Bank’s two per cent target, the need for further near-term easing appears limited. As a result, the policy rate is forecast to remain unchanged at 2.25 per cent this year. Looking ahead, the BoC is expected to gradually raise rates to 2.75 per cent by the end of 2027 as economic growth gains momentum. Even with the modest increase, the policy rate will remain within the BoC’s estimated neutral range, indicating a broadly accommodative monetary stance.

The divergence between the BoC and the U.S. Fed is expected to continue this year, but rate cuts by the Fed will bring the policy rate in the U.S. closer to Canada’s. The Fed delivered its third consecutive interest rate cut in December 2025, lowering the federal funds target range to 3.50–3.75 per cent (Chart 6). Further cuts are anticipated this year as core inflation moderates and a cooling labour market reduces wage pressures.

Chart 6: Interest rates lower across advanced economies
Benchmark interest rates in selected advanced economies*

The Bank of Canada is expected to hold its policy rate steady this year before raising rates in 2027.

Sources:  U.S. Federal Reserve, Bank of England, European Central Bank, Bank of Canada and
Haver Analytics; * U.S. is the midpoint of the federal funds target rate, Euro area is the main refinancing rate

Economic Outlook | Fiscal Plan 2026 – 29	27

A narrower interest rate differential should provide modest support to the Canadian dollar. However, Canada’s relatively weaker economic performance and lower oil prices are expected to limit the Loonie’s appreciation. It is forecast to rise from US¢72.00/Cdn$ in 2025-26 to US¢73.00/Cdn$ in 2026-27. The Loonie is expected to strengthen over the medium term as Canada’s real GDP growth picks up and oil prices improve.

Oversupply to weigh on global oil prices

A robust increase in global supply is set to outpace demand growth and keep oil prices under pressure this year. Crude prices weakened toward the end of 2025 as growing inventories and concerns about oversupply weighed on market sentiment. The West Texas Intermediate (WTI) oil price averaged below US$58 per barrel (/bbl) in December, marking the sixth consecutive monthly decline and the lowest monthly average since February 2021. While earlier prospects of easing geopolitical tensions in the Middle East and a possible Russia–Ukraine peace agreement helped lower risk premiums, emerging new geopolitical risks in the region have since reversed this trend, lifting WTI prices to over US$60/bbl.

Strong supply growth is expected to drive inventory builds and weigh on prices, particularly in the first half of this year. Continued strategic stockpiling by China will provide an important source of demand support and help limit the downward pressure on prices. WTI is forecast to average US$60.50/bbl in 2026–27, down from US$61.50/bbl in 2025–26. Heightened geopolitical tensions are likely to contribute to periods of price volatility in the near term.

Demand is forecast to firm up in 2027 and lift WTI to around $67/bbl in 2027-28. However, ample spare capacity and continued supply growth, particularly from non-OPEC producers, are expected to limit the recovery

Chart 7: Outlook for oil prices has shifted down
West Texas Intermediate oil price
Oversupplied conditions will weigh on global oil prices.
Sources: Wall Street Journal and Alberta Energy; f-forecast, *Budget 2024, Budget 2025 and Budget 2026 are forecast

28	Economic Outlook | Fiscal Plan 2026 – 29

in prices. As a result, the outlook for oil prices has shifted lower compared with previous budgets, with WTI expected to stay below US$70/bbl over the forecast horizon (Chart 7).

The downshift in expectations for oil prices will dampen corporate profits and overall incomes in Alberta. Net operating surplus, a measure of corporate profits, is set to decline three per cent this year before rebounding in 2027. This will weigh on nominal GDP, a broad measure of income, which is forecast to grow 1.9 per cent this year.

Positive outlook for natural gas

With Western Canadian natural gas prices expected to rebound meaningfully, the outlook for Alberta’s natural gas sector has turned more positive after a difficult 2025. While prices remain below historical norms and continue to face pressure from high inventories, conditions have begun to improve. Colder weather in late 2025 strengthened domestic demand across Alberta, while increased gas deliveries to LNG Canada and the completion of maintenance on a major pipeline have improved egress. These factors supported a strong rebound in prices in the fourth quarter of 2025.

Prices are expected to continue improving as LNG Canada shipments ramp up throughout the year. Growing oil sands production and higher power demand for data centres are also expected to boost domestic demand for natural gas. As a result, the Alberta Reference Price (ARP) is forecast to average C$3.00 per gigajoule (/GJ) in 2026-27, up from C$1.70/GJ in 2025-26, and to rise further to about C$3.10/GJ by 2028-29. There is a potential for LNG exports to increase further if the additional LNG projects listed in the federal government’s Major Project Office (MPO) list receive final investment decision.

Oil production and exports boost Alberta’s growth

Strong demand for Alberta’s heavy crude, improving oil prices and expanded pipeline capacity will underpin robust growth in oil production over the forecast horizon. Building on last year’s record output, Alberta’s crude oil production is forecast to expand by an additional 118,000 barrels per day (bpd), or 2.9 per cent, in 2026. While this is a moderation from the exceptionally strong pace recorded in 2024 and 2025, growth remains solid. With further export capacity coming online, oil production growth is forecast to accelerate to 3.4 per cent in 2027 before easing thereafter. Rising output will drive strong gains in oil exports and contribute to roughly a third of Alberta’s real GDP growth in 2027. Alberta’s bitumen and conventional oil production will reach over 4.3 million barrels per day by 2027, maintaining the province’s status as one of the largest oil-producing regions in the world.

Economic Outlook | Fiscal Plan 2026 – 29	29

Bitumen output will continue to lead the gains in production. Strong balance sheets, long-term cost reductions, and ongoing efficiency gains have positioned oil sands producers to expand output and increase capital spending, even with the short-term price weakness. Higher production will support growth in sustaining capital, while extensive maintenance and optimization work – aimed at improving efficiency and debottlenecking operations ahead of future pipeline expansions – will further bolster investment in the non-conventional oil sector.

Conventional investment is expected to lag in contrast. Weaker oil prices are expected to weigh on drilling activity for conventional oil. Rising natural gas prices and the ramp-up of LNG Canada Phase 1 should support natural gas drilling and help to offset the weakness in conventional oil.

Nominal investment in the oil and gas extraction sector is projected to grow at an annual pace of 4 to 5 per cent in 2026 and 2027 before moderating over the medium term (Chart 8). The recent Canada–Alberta Memorandum of Understanding (MOU) marks a significant shift in the federal government’s approach to developing Canada’s oil and gas resources. This, along with the inclusion of additional LNG projects in the MPO list, has helped shore up investor sentiment in the oil and gas sector.

Chart 8: Rising oil production will buoy investment
Nominal oil and gas investment and crude oil production in Alberta
Rising bitumen output, along with maintenance and optimization work, will boost investment in the oil sands.
Sources: Statistics Canada and Alberta Treasury Board and Finance, e-estimate, f-forecast

Egress expansion to support Alberta heavy oil prices

The differential between WTI and Alberta’s Western Canadian Select (WCS) heavy oil price is expected to widen over the next few years with rising oil production, but increased export capacity will keep it in check. The differential has already benefitted from the completion of the Trans Mountain Pipeline Expansion (TMX) and strong demand for heavy crude. It tightened to a low of

30	Economic Outlook | Fiscal Plan 2026 – 29

around $9/bbl and remained in a relatively narrow band throughout last year. Export volumes to Canada’s west coast through TMX were up 50 per cent year-to-date through September 2025. The increase was almost entirely in heavy oil, with the vast majority being shipped to China.

Capacity additions to current pipeline networks over the next few years are expected to support production gains in the province. TMX debottlenecking through the use of drag-reducing agents will increase throughput and support continued growth in Asian demand for Alberta’s heavy crude. Enhancements to the Express Pipeline and Enbridge Mainline optimizations are also expected to further expand egress capacity. Overall, these pipeline projects will add approximately 700,000 bpd of egress capacity between 2026 and 2030.

Growing demand from Asia and Alberta’s strong market position in the U.S. Midwest and Rocky Mountain regions are also expected to minimize the threat from increased supply of heavy crude from Venezuela to the U.S. Gulf Coast (Chart 9). The differential has come under pressure lately, reflecting market concerns that a potential increase in Venezuelan heavy crude will displace some demand for Alberta barrels at the U.S. Gulf Coast (USGC). While additional Venezuelan barrels are moving to the USGC, a rapid recovery in Venezuelan production is unlikely. Given years of chronic underinvestment, the rebuilding of the country’s energy infrastructure will take several years and significant capital outlays. Available spot capacity on TMX and increased re-exports through the USGC should help divert some of Alberta’s crude oil into overseas markets in the near term and keep the differential contained.

Chart 9: U.S. Midwest a major market for Alberta’s heavy oil
U.S. import of crude oil over the last 12 months, by PADD* and country of origin
A strong market position in the U.S. Midwest and Rocky Mountain will mitigate the impact of increased supply of Venezuelan oil in USGC.
Sources: Energy Information Administration (EIA) and Haver Analytics; * Petroleum Administration for Defence District

Economic Outlook | Fiscal Plan 2026 – 29	31

Overall, the light-heavy differential is forecast to widen from US$11.20/ bbl in 2025-26 to an average of US$13.00/bbl in 2026-27, before rising to US$14.10/bbl in 2027-28 and US$14.30/bbl 2028-29. As global oil prices strengthen, the WCS price is forecast to improve from C$65.30/bbl in 2026-27 to above C$70.00/bbl by the end of the forecast period.

Gradual recovery in manufacturing

The recovery in Alberta’s manufacturing sector is expected to gain traction gradually over the next few years. Industries closely tied to the U.S. market, many of which struggled through 2025, are poised for a modest recovery. Output and exports in several subsectors, including chemicals and wood products, appear to have bottomed out and are already showing signs of improvement. Other industries have shown more resilience, partly reflecting some manufacturers’ ability to adapt operations and diversify into new markets. Easing trade uncertainty, along with strengthening domestic and global demand, should provide further support to manufacturing exports.

After declining an estimated 2.8 per cent in 2025, Alberta’s real manufacturing exports are projected to grow by 1.8 per cent in 2026, but not fully recover to pre-tariff levels until 2027 (Chart 10). Ongoing efforts by the federal and provincial governments to expand interprovincial trade and diversify Canada’s international trade relationships – including existing trade agreements, targeted trade missions, and investments in transportation infrastructure – are expected to support a more durable recovery in manufacturing and other export-oriented sectors over the medium to long term. Export growth is forecast to accelerate to 2.8 per cent by 2029.

Chart 10: Manufacturing exports to rebound from tariffs by 2027
Alberta’s annual real manufacturing exports, level and growth
Real manufacturing exports will stage a modest recovery in 2026.
Sources: Statistics Canada and Haver Analytics

32	Economic Outlook | Fiscal Plan 2026 – 29

Improved prospects for agriculture sector

The primary agriculture sector is expected to show modest improvement in 2026, supported by high crop yields in 2025, strong cattle prices, and ongoing efforts to diversify export markets. Domestic demand also remains firm with increased canola crushing and milling activity and strong bids for livestock by meat processors in 2025.

Crop exports are set to benefit from robust production and a relatively muted Canadian dollar, as well as easing trade tensions with key partners. However, the sector remains vulnerable to shifts in trade policy and global competition. Tariffs imposed by China and India last year have significantly curbed exports of canola and peas. A recent trade agreement with China to reduce the tariff on canola seed and the temporary elimination of the tariff on canola meal and peas is a positive development. The industry is also facing pressure from weaker crop prices, continued high crop input costs, and strong export competition. With these challenges, the sector is anticipated to grow modestly over the medium term as it adapts through continued market diversification and crop rotation.

Alberta’s livestock exports are also expected to grow this year despite headwinds. Cattle exports are projected to rise as low U.S. inventories and the ongoing closure of the U.S. border to Mexican livestock support strong demand and prices. However, alongside ongoing trade challenges, policy changes such as the “Product of USA” meat labelling rule could potentially reduce demand for Alberta meat and livestock in the U.S. and heightened concerns over animal diseases are adding pressure to the industry. The rebuilding of Alberta’s cattle herd is underway, which will further tighten the short-term supply. China’s restoration of Canadian beef market access, after a suspension since December 2021, provides a positive diversification opportunity for Alberta exporters, though rebuilding market share will take time and the U.S. will remain the primary market.

Hog export values are also expected to increase modestly into 2026, while live hog volume shipments to the U.S. ease. Hog values will be sustained due to growth in demand for pork in global markets such as Japan, Mexico, and South Korea, and the prospect of future reduced tariffs to China. However, pork will face stiffer competition in these markets from Russia and Brazil.

Investment set to recover alongside sentiment

Headwinds that have weighed on business sentiment in the province are expected to fade, setting the stage for a rebound in investment. The pace will be slow, though, given ongoing tariff threats from the U.S. and uncertainty about the fate of CUSMA. Assuming current tariffs remain in place, the recovery is expected to gain traction as trade-related uncertainty begins to dissipate in the latter half of this year. Nominal investment outside the oil and gas sector is forecast to grow about six per cent to over $44 billion in 2026. In real (inflation-adjusted) terms, investment is expected to rise three per cent following steep declines in 2023 and 2024. While real investment is set to improve for the second consecutive year, it is not anticipated to return to its 2022 peak until 2028 (Chart 11).

Economic Outlook | Fiscal Plan 2026 – 29	33

Engineering construction investment will remain a key source of strength, supported by major projects already underway in the transportation and utilities sectors, including the Valhalla North and Berland River NGTL expansion and the Jurassic Solar and Battery Storage project. Additional support will also come from projects expected to break ground this year, such as the $2.0 billion Enbridge Phase 1 Mainline Expansion and ATCO’s $2.8 billion Yellowhead Mainline natural gas pipeline. Expanding oil production and pipelines are also spurring investment in storage and terminal infrastructure. In addition, investment in machinery and equipment is expected to make a modest contribution to growth. According to the Bank of Canada’s latest Business Outlook Survey, firms will be prioritizing spending on routine maintenance over expansion amid ongoing uncertainty.

Chart 11: Business investment to gradually recover
Alberta’s real business investment in industries outside oil and gas extraction
Investment outside oil and gas extraction will gain momentum in 2027 as uncertainty dissipates and sentiment strengthens.
Sources: Statistics Canada and Alberta Treasury Board and Finance; e-estimate, f-forecast

The province is also attracting a growing number of AI data centre investments, reflecting Alberta’s advantage in power generation capacity, abundant natural resources and a cold climate. eStruxture is currently constructing a $750 million data centre in Rocky View Country scheduled for completion this year. In addition, two data centre projects are advancing under AESO’s Phase 1, including TransAlta’s Keephills Data Centre Phase 1 and Pembina Pipeline’s GLDC Load.

Relative to engineering construction, non-residential building investment in the private sector is expected to lag. While commercial construction has begun to turn a corner after being subdued over the past several years, industrial building activity continues to decline after peaking in the spring of 2025. In contrast, increased provincial government spending on schools, supportive housing and hospital projects has been a bright spot for the construction sector. Alberta’s ambitious capital plan is expected to boost momentum in non-residential building investment over the forecast horizon.

34	Economic Outlook | Fiscal Plan 2026 – 29

Real investment growth outside oil and gas extraction is forecast to pick up to 4-5 per cent over the medium term, supported by strengthening business sentiment and a pick-up in export demand. Large-scale projects will continue to underpin the outlook, including Dow’s $10.1 billion Path2Zero project. The project is proceeding at a slower pace, with the startup of Phase 1 delayed to 2029. Recent policy developments, such as the creation of the MPO, the Canada-Alberta MOU and federal budget commitments to advance trade-enabling infrastructure projects, will help unlock additional private sector investment across the transportation, electricity generation and transmission, clean energy and high-tech sectors in the coming years.

Population growth to slow sharply

While investment intentions are set to improve, Alberta’s near-term economic prospects will be dampened by slower population growth. Following peak growth of 4.7 per cent in the 2024 census year and a slowdown to 2.5 per cent in 2025, population growth is forecast to fall to 1.1 per cent in 2026. This reflects large net outflows of non-permanent residents and lower immigration targets under the 2026–2028 Federal Immigration Levels Plan (Chart 12). In the 2026 census year, Alberta is expected to shed 30,000 temporary residents, a sharp reversal from the net gain of 21,500 recorded in 2025. Permanent immigration is also expected to dip as lower national targets take effect. The downshift in will lead to more moderate growth in consumer spending and the demand for services in the province.

Chart 12: Population growth slowing sharply with net outflows of NPRs
Annual change in the Alberta population by component
Alberta will record net outflows of NPRs in 2026 and 2027, a sharp reversal from the outsized gains in previous years.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Economic Outlook | Fiscal Plan 2026 – 29	35

Despite these headwinds, gains from net interprovincial migration and permanent immigration are projected to more than offset losses of temporary residents. Alberta’s relatively strong economic fundamentals and continued affordability advantage are expected to sustain above-average interprovincial migration of 24,000. Supported by net migration and natural increase, Alberta’s population is expected to expand by about 55,000 people in the 2026 census year.

Population growth is expected to remain subdued at 1.1 per cent in the 2027 census year before gradually strengthening to 1.4 per cent in 2028 and 2029. Net outflows of non-permanent residents are expected to persist in 2027 (-21,000) before turning slightly positive in 2028 and strengthening further in 2029 as the effects of targeted NPR outflows fade. Even so, losses in NPRs will be more than offset by continued gains from permanent immigration, interprovincial migration, and natural increase.

Pace of hiring in the province expected to slow

The momentum in Alberta’s labour market from late-2025 is expected to ease back this year as population gains slow and uncertainty weighs on hiring plans. The province added 62,000 jobs in the last four months of 2025 on the back of expanding services, supported by rapid population growth and strong public-sector hiring. In contrast, employment in the goods-producing sector was subdued, reflecting job losses in natural resources and manufacturing amid weaker energy prices, slower export demand and the impact of U.S. tariffs.

After growing a solid 2.8 per cent in 2025, employment growth is forecast to slow to 1.9 per cent in 2026 (Chart 13). The sharp deceleration in population growth will temper hiring in service-producing industries, while goods sector employment is expected to gradually gain traction after lagging in 2025. While manufacturing employment is expected to stage a modest recovery as exports improve, soft investment intentions and weaker oil prices are likely to keep a lid on hiring in natural resources and construction industries in the first half of the year. As trade uncertainty gradually recedes and sentiment improves, growth in goods sector employment is expected to pick up in the second half.

Employment growth is forecast to peak at two per cent in 2027 as business investment accelerates and hiring broadens. Although growth is expected to moderate over the medium term, it will outpace the increase in the labour force.

Slower employment and wage growth will restrain growth in labour income, which is forecast to rise 4.3 per cent this year before gradually picking up over the medium term.

36	Economic Outlook | Fiscal Plan 2026 – 29

Chart 13: Labour market to become more balanced
Labour market indicators
Alberta’s unemployment rate receding after peaking in 2025 as job gains outpace labour force growth.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Labour market rebalancing

Alberta’s labour market is becoming more balanced, even as job growth slows. The unemployment rate is expected to average 6.6 per cent in 2026, an improvement from the previous two years. With population growth slowing, pressure on the labour market will ease, reducing the competition for jobs. The labour force is projected to grow by 1.3 per cent (or nearly 36,000 people) this year, the slowest increase since the pandemic, due to a sharp drop in the growth of the working-age population (ages 15–64).

A tighter labour market and an uptick in real earnings will likely entice some people to join the workforce. However, this effect will be partly offset by demographic headwinds, as population aging weighs on the participation rate. This will help put downward pressure on the unemployment rate, which is forecast to gradually decline to below six per cent over the medium term as economic activity picks up and population growth normalizes.

Residential construction activity ratcheting down

Activity in new housing construction is expected to lose steam following last year’s exceptionally strong pace. Housing starts in Alberta surged to an all-time high of almost 55,000 units in 2025, the highest per capita level in Canada. This reflected continued catch-up after several years of homebuilding activity lagging the rapid growth in population and household formations (Chart 14). While the strength was broad-based, apartments accounted for roughly half of last year’s total starts, the highest share since 1969. The large number of international newcomers boosted rental demand. Moreover, a limited supply of lower-priced housing also supported construction of row and semi-detached units.

Economic Outlook | Fiscal Plan 2026 – 29	37

Chart 14: Housing starts to slow alongside household formations
Annual change in Alberta’s household formations and housing stock
Homebuilding continued to catch up in 2025 with record high housing starts.
Sources: Statistics Canada and Alberta Treasury Board and Finance; f-forecast

Alberta’s housing starts are forecast to moderate this year to around 40,000 as population growth slows and apartment projects are completed. While down from recent peaks, this is still relatively strong compared with the levels seen over the past decade. Robust intentions point to continued strength in homebuilding activity, particularly for multi-unit dwellings, where inventories in Edmonton and Calgary remain relatively low. Elevated levels of units under construction will also continue to support residential investment in the near term. Meanwhile, renovation spending is set to turn a corner after languishing in the previous couple of years. These factors should temper the continued moderation in the resale market. As a result, real residential investment is forecast to edge 0.7 per cent higher this year.

Over the medium term, housing starts are expected to settle around 35,000, in line with household formations. This, alongside a recovery in renovation spending and a stabilized resale market, will support real residential investment growth of around 2.4 per cent annually.

Price pressures to stay contained

Consumer inflation in Alberta is expected to tick higher but remain relatively soft in 2026. The impact of policy measures that helped restrain headline inflation last year is expected to unwind this year. The effects of the GST holiday in late 2024 and early 2025 are beginning to fade, temporarily lifting inflation for some goods and services. Energy inflation is also expected to pick up starting in April, as prices will be compared to last year’s unusually low levels following the removal of the consumer carbon tax. However, softer oil prices should help keep a lid on gasoline prices this year.

38	Economic Outlook | Fiscal Plan 2026 – 29

As a result, headline inflation is forecast to rise to 2.1 per cent in 2026, up slightly from two per cent in 2025, but still well below the elevated rates seen over the last several years. A stronger Canadian dollar is expected to reduce price pressures on goods imported from the U.S., helping to keep inflation for durable and semi-durable goods in check. Food has been a major source of inflation over the past year (Chart 15). Grocery food inflation, in particular, is expected to ease after accelerating last year, although several factors such as tight supply in some products, tariff-related disruptions and rising costs may continue to put upward pressure on prices. Meanwhile, services inflation is expected to continue declining as lower mortgage rates, moderating home prices, and slower rent growth weigh on shelter costs.

Over the medium term, headline inflation is expected to remain contained, hovering close to the Bank of Canada’s two per cent target.

Chart 15: Food a major contributor of inflation in 2025
Contribution to Alberta’s year-over-year CPI inflation
Alberta’s unemployment rate receding after peaking in 2025 as job gains outpace labour force growth.
Source: Statistics Canada

Economic Outlook | Fiscal Plan 2026 – 29	39

Slower population growth weighs on aggregate spending

Consumer spending in Alberta is expected to moderate in 2026, following several years of strong growth driven by rapid population gains. After expanding by an estimated 2.7 per cent in 2025, growth in real consumer spending is forecast to decelerate to 1.9 per cent in 2026, marking the slowest pace since the pandemic recovery. Durable goods spending is set to cool after last year’s robust gains, when consumers pulled forward vehicle purchases over concerns around tariff-related price increases. Some of the weakness will be offset by improving renovation spending, which should support sales at building materials & garden supplies, while furniture, electronics & appliance retailers will lend some support.

A sharp slowdown in population growth and slower labour income growth will weigh on spending for clothing and other semi-durable goods, which surged in 2025. While slow population growth will also trim real spending on non-durables and services, spending in these less volatile categories is expected hold up, supported in part by sustained demand for local travel.

Chart 16: Per capita consumption to rise further in 2026
Year-over-year growth in Alberta’s real household consumption
Per capita spending is turning a corner as economic activity and consumer sentiment improve.
Sources: Statistics Canada, Haver Analytics and Alberta Treasury Board and Finance; e-estimate, f-forecast

Despite the slower growth in aggregate spending, per capita real consumer spending is expected to improve (Chart 16). On a per capita basis, spending is forecast to grow 0.8 per cent, up from 0.3 per cent last year, underpinned by stable inflation, low interest rates and improving sentiment in the second half of the year. Per capita spending is set to improve further in 2027 as economic activity gains ground and consumer sentiment improves further.

40	Economic Outlook | Fiscal Plan 2026 – 29

Risks to the Economic Outlook

The uncertainties surrounding the ongoing geopolitical and trade tensions and energy price volatility create a number of risks to the Alberta economy. In Budget 2026, the high and low scenarios demonstrate the volatility associated with Alberta’s economy and revenue. These alternative scenarios are illustrative of a range of potential outcomes, as opposed to likely or predicted outcomes.

Global equity markets have risen strongly to reach record highs over the past year, driven in large part by AI-related stocks. Adverse geopolitical developments or a sharp repricing of AI-linked valuations may trigger a broad equity market correction. This will slow U.S. economic growth and dampen consumer confidence and demand, including demand for petroleum products. This slowdown is expected to have global spillover effects, resulting in a protracted pullback in global growth through 2027. When coupled with robust crude supply, these factors exert persistent downward pressure on oil prices. The Budget 2026 low scenario assumes oil prices will retreat below the base forecast at the end of the first quarter of 2026. The recovery is expected to be gradual, with prices remaining below base forecast levels through the forecast period. Nationally, the dual impact of the oil price shock and slowing global economic growth is projected to weaken the Canadian dollar and prompt the Bank of Canada to lower interest rates. In Alberta, these conditions are expected to dampen investment and production within the conventional oil sector, leading to softer employment, stagnant wage growth, and reduced consumer spending. While the oil sands sector remains resilient—supported by expanded egress capacity and low breakeven costs—the broader economic cooling will exert downward pressure on Alberta’s corporate and personal tax revenue, further compounded by a decline in natural resource royalties.

The Budget 2026 high scenario assumes oil prices rise above the base forecast towards the end of the first quarter of 2026 on the back of stronger-than-expected global petroleum demand as the negative impact of trade tariffs dissipates. This surge is underpinned by robust growth in the U.S. and Chinese economies, and keeps the global oil market in balance. Nationally, the price increase supports a stronger Canadian dollar without significantly impacting interest rates or inflation. Within Alberta, higher prices stimulate increased investment and production in the conventional oil sector, while oil sands activity remains consistent with base-case projections. Despite a modest drag on the provincial economy from a stronger Loonie, the resulting economic momentum drives accelerated growth in wages and employment, pushing the unemployment rate below base forecast levels. This broad economic strength boosts both natural resource royalties and provincial tax revenue.

Neither scenario accounts for additional federal or provincial fiscal policy interventions beyond those included in the base forecast.

Economic Outlook | Fiscal Plan 2026 – 29	41

Table 1: Scenario Impacts

Fiscal Year Assumptions	2026-27	2027-28	2028-29

WTI (US$/bbl)

Base	60.50	67.00	67.50

High	70.00	73.50	74.00

Low	51.50	58.50	61.00

Light-Heavy Differential (US$/bbl)

Base	13.00	14.10	14.30

High	14.40	15.00	15.30

Low	13.00	14.10	14.30

Exchange Rate (US¢/Cdn$)

Base	73.0	74.2	75.4

High	74.0	74.8	76.0

Low	71.9	73.3	74.7

Tax and Resource Revenue ($ billions)

Base	39.9	43.9	46.0

Variance from base

High	6.0	5.7	6.2

Low	-6.5	-7.0	-6.3

Calendar Year Assumptions	2026	2027	2028	2029

Real GDP (%)

Base	1.8	2.3	2.2	2.2

High	2.1	2.6	2.4	2.3

Low	1.5	1.9	1.9	2.1

Nominal GDP (%)

Base	1.9	6.0	4.4	4.4

High	6.4	6.1	4.7	4.5

Low	-1.5	6.2	4.7	5.3

Employment (thousands)

Base	2,639	2,691	2,743	2,791

High	2,643	2,700	2,755	2,804

Low	2,635	2,680	2,726	2,774

42	Economic Outlook | Fiscal Plan 2026 – 29

Benchmarking Tables

Oil Price Benchmark

West Texas Intermediate (US$/bbl)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (December 17, 2025) [a]	56.80	56.13	60.49	66.99

Stokes Economics (January 14, 2026)	63.00	67.00	70.00	71.00

Banks and Investment Dealers

Deloitte (January, 2026)	58.00	61.20	67.65	69.00

Goldman Sachs (January, 2026)	52.00	54.00	n/a	n/a

National Bank (December, 2025)	68.00	70.00	n/a	n/a

RBC Capital Markets (January 13, 2026)	56.00	62.00	65.00	65.00

Scotiabank (December 11, 2025)	60.00	57.00	n/a	n/a

TD Bank (December, 2025)	60.50	67.75	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 13, 2026)	52.21	50.36	n/a	n/a

GLJ Petroleum Consultants (January 1, 2026)	59.25	66.00	70.00	72.16

Sproule Associates Limited (December 31, 2025)	58.00	63.00	68.00	69.36

Confidential Forecasts Provided to the Government of Alberta b

Average	55.50	59.00	67.00	71.00

High	68.00	70.00	70.00	75.00

Low	52.00	50.36	60.49	65.00

Average of All Private Forecasts	58.00	60.50	67.00	69.50

Government of Alberta (calendar year)	60.00	66.00	67.50	68.50

Includes forecasts finalized on or before January 14, 2026.

[a]	Signal49 Research was formerly known as Conference Board of Canada.
[b]

The Government of Alberta surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are an average of the forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average and the consultant average have been rounded to the nearest 50 cents.

How Oil Price Forecasters Fared in Budget 2025		Both the Government of Alberta and the private sector overestimated the WTI oil price by 6% and 7% respectively, for 2025.
West Texas Intermediate (US$/bbl)
Organization (#)	How did they do in Budget 2025?
National Forecasting Agencies (2)	73.39

Banks and Investment Dealers (6)	67.24

Industry Analysts (3)	70.98

Confidential Forecasts (5)	70.50

Average	69.50

Government of Alberta (calendar year)	69.00

2025 Actual	64.81

Sources: Alberta Treasury Board and Finance and Alberta Energy

Economic Outlook | Fiscal Plan 2026-29	43

Light-Heavy Oil Price Differential Benchmark

WTI-WCS Price Differential (US$/bbl)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (December 17, 2025) [a]	12.56	12.94	12.69	12.76

Banks and Industry Analysts

GLJ Petroleum Consultants (January 1, 2026)	13.01	14.52	14.00	14.43

RBC Capital Markets (January 13, 2026)	12.63	14.63	13.00	13.00

Scotiabank (December 11, 2025)	13.00	14.00	n/a	n/a

Sproule Associates Limited (December 31, 2025)	12.50	12.50	12.50	12.75

Confidential Forecasts Provided to the Government of Alberta b

Average	12.30	12.70	13.30	14.10

High	14.25	14.90	15.36	16.27

Low	10.68	11.20	10.98	11.43

Average of All Private Forecasts	12.50	13.30	13.20	13.60

Government of Alberta (calendar year)	12.90	13.80	14.20	14.50

Includes forecasts finalized on or before January 14, 2026.

[a]	Signal49 Research was formerly known as Conference Board of Canada.
[a]

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources.High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

44	Economic Outlook | Fiscal Plan 2026 – 29

Natural Gas Price Benchmark

Henry Hub (US$/MMBtu)a

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (December 17, 2025) [b]	4.09	4.40	4.50	4.56

Stokes Economics (January 14, 2026)	4.02	4.10	4.25	4.40

Banks and Investment Dealers

Deloitte (January, 2026) [c]	3.76	3.95	4.00	4.10

Goldman Sachs (January, 2026)	4.60	3.80	2.70	2.75

RBC Capital Markets (January 13, 2026)	3.80	4.00	3.75	3.75

Scotiabank (December 11, 2025)	5.00	4.00	n/a	n/a

TD Bank (December, 2025)	3.93	3.53	n/a	n/a

Industry Analysts

U.S. Energy Information Administration (January 13, 2026)	3.46	4.59	n/a	n/a

GLJ Petroleum Consultants (January 1, 2026)	3.98	4.00	4.16	4.25

Sproule Associates Limited (December 31, 2025)	3.50	3.50	3.50	3.57

Confidential Forecasts Provided to the Government of Alberta d

Average	3.60	3.70	3.80	3.70

High	5.00	4.59	4.50	4.66

Low	3.19	3.26	2.70	2.75

Average of All Private Forecasts	3.90	3.90	3.80	3.80

Government of Alberta (calendar year)	4.00	3.80	3.90	3.90

Includes forecasts finalized on or before January 14, 2026.

[a]

The natural gas price at Henry Hub Louisiana (in US$/MMBtu) is the US benchmark while the AECO natural gas price (in CAD$/GJ) is the Western Canada benchmark. While both benchmarks are widely used in North America, the difference between Henry Hub and AECO price reflects transportation costs and regional supply/demand impacts as well as exchange rate and unit conversion. The Alberta Reference Price (used in natural gas royalty calculations) represents the average field price of all Alberta gas sales which normally follows the Western Canada regional benchmark.

[b]	Signal49 Research was formerly known as Conference Board of Canada.
[c]	Converted from US$/Mcf to US$/MMBtu.
[d]

The Government of Alberta also surveys, on a confidential basis, private sector forecasts from the Bank of Montreal, S&P Global, Rystad, and Wood Mackenzie. The annual figures presented here are the average forecast prices from these sources. High/Low forecasts may represent one of the confidential forecasts. The private sector average, consultant average and Government of Alberta forecasts have been rounded to the nearest ten cents.

How Natural Gas Price Forecasters Did in Budget 2025		Both the Government of Alberta and the private sector overestimated the Henry Hub natural gas price by 12% and 9% respectively, for 2025.
Henry Hub (US$/MMBtu)
Organization (#)	How did they do in Budget 2025?
National Forecasting Agencies (2)	3.14

Banks and Investment Dealers (5)	3.39

Industry Analysts (3)	3.21

Confidential Forecasts (4)	3.50

Average	3.30

Government of Alberta (calendar year)	3.20

2025 Actual	3.63

Sources: Alberta Treasury Board and Finance and Alberta Energy

Economic Outlook | Fiscal Plan 2026 – 29	45

United States / Canada Exchange Rate Benchmark
(US¢/Cdn$)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (December 17, 2025) [a]	72.9	73.1	73.7	74.6

Stokes Economics (January 14, 2026)	73.3	75.2	75.8	75.5

Banks

BMO Capital Markets (January 9, 2026)	73.8	76.0	n/a	n/a

CIBC Capital Markets (January, 2026)	73.3	n/a	n/a	n/a

Deloitte (January, 2026)	73.8	75.0	75.0	75.0

National Bank (December 22, 2025)	73.8	76.3	n/a	n/a

RBC Royal Bank (January 13, 2026)	74.8	75.0	n/a	n/a

Scotiabank (December 11, 2025)	74.1	76.3	n/a	n/a

TD Bank (December, 2025)	73.5	75.0	n/a	n/a

High	74.8	76.3	75.8	75.5

Low	72.9	73.1	73.7	74.6

Average of All Private Forecasts	73.7	75.2	74.8	75.0

Government of Alberta (calendar year)	72.5	73.9	75.1	76.2

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

Canadian Long-Term Interest Rate Benchmark
10-Year Government of Canada Bonds (%)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (December 17, 2025) [a]	3.42	3.42	3.42	3.42

Stokes Economics (January 14, 2026)	3.19	3.45	3.50	3.64

Banks

BMO Capital Markets (January 9, 2026)	3.30	3.40	n/a	n/a

CIBC Capital Markets (January, 2026)	3.29	3.60	n/a	n/a

Deloitte (January 7, 2026)	3.34	n/a	n/a	n/a

National Bank (December 22, 2025)	3.35	3.45	n/a	n/a

RBC Royal Bank (December 2025)	3.58	3.75	n/a	n/a

Scotiabank (December 11, 2025)	3.31	3.65	n/a	n/a

TD Bank (December, 2025)	3.19	3.15	3.15	3.15

High	3.58	3.75	3.50	3.64

Low	3.19	3.15	3.15	3.15

Average of All Private Forecasts	3.30	3.50	3.40	3.40

Government of Alberta (calendar year)	3.20	3.30	3.40	3.40

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

46	Economic Outlook | Fiscal Plan 2026 – 29

Alberta Real Gross Domestic Product Benchmark
(% change)

Organization	2025	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (October 28, 2025) [a]	1.8	1.8	2.7	2.3	2.2

Stokes Economics (January 14, 2026)	2.8	2.1	2.1	2.2	2.3

Banks

BMO Capital Markets (January 9, 2026)	2.6	2.3	2.5	n/a	n/a

CIBC Capital Markets (January, 2025)	2.5	1.8	2.4	n/a	n/a

Laurentian Bank (January 9, 2025)	2.6	1.9	2.1	n/a	n/a

National Bank (December 22, 2025)	2.3	1.9	2.1	n/a	n/a

RBC Royal Bank (December, 2025)	2.6	2.3	2.4	n/a	n/a

Scotiabank (December 11, 2025)	2.9	2.9	2.5	n/a	n/a

TD Bank (December 16, 2025)	2.5	1.9	2.1	n/a	n/a

High	2.9	2.9	2.7	2.3	2.3

Low	1.8	1.8	2.1	2.2	2.2

Average of All Private Forecasts	2.5	2.1	2.3	2.3	2.2

Government of Alberta (calendar year)	2.2	1.8	2.3	2.2	2.2

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

Alberta Nominal Gross Domestic Product Benchmark
(% change)

Organization	2025	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (October 28, 2025) [a]	3.9	1.8	4.2	5.4	5.7

Stokes Economics (January 14, 2026)	3.9	2.1	4.7	4.9	4.4

Banks

CIBC Capital Markets (January, 2025)	4.4	5.3	6.2	n/a	n/a

Laurentian Bank (January 9, 2026)	2.4	2.1	4.0	n/a	n/a

National Bank (December 22, 2025)	4.6	3.5	3.0	n/a	n/a

RBC Royal Bank (December, 2025)	3.6	3.8	4.8	n/a	n/a

Scotiabank (December 11, 2025)	3.9	4.4	4.0	n/a	n/a

TD Bank (December 16, 2025)	4.3	3.8	4.0	n/a	n/a

High	4.6	5.3	6.2	5.4	5.7

Low	2.4	1.8	3.0	4.9	4.4

Average of All Private Forecasts	3.9	3.4	4.4	5.1	5.0

Government of Alberta (calendar year)	1.5	1.9	6.0	4.4	4.4

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

Economic Outlook | Fiscal Plan 2026 – 29	47

Alberta Employment Benchmark
(% change)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (October 28, 2025) [a]	1.6	1.3	1.4	1.3

Stokes Economics (January 14, 2026)	2.4	1.4	1.3	1.4

Banks

BMO Capital Markets (January 9, 2026)	2.8	2.1	n/a	n/a

Laurentian Bank (January 9, 2026)	1.7	1.0	n/a	n/a

National Bank (December 22, 2025)	1.6	1.1	n/a	n/a

RBC Royal Bank (December 2025)	2.0	0.6	n/a	n/a

Scotiabank (December 11, 2025)	2.3	1.6	n/a	n/a

TD Bank (December 16, 2025)	1.8	0.8	n/a	n/a

High	2.8	2.1	1.4	1.4

Low	1.6	0.6	1.3	1.3

Average of All Private Forecasts	2.0	1.2	1.3	1.4

Government of Alberta (calendar year)	1.9	2.0	1.9	1.8

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

Alberta Unemployment Rate Benchmark
(%)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (October 28, 2025) [a]	7.3	6.8	6.6	6.5

Stokes Economics (January 14, 2026)	6.3	6.0	5.8	5.7

Banks

BMO Capital Markets (January 9, 2026)	6.5	5.8	n/a	n/a

CIBC Capital Markets (January, 2025)	6.9	6.5	n/a	n/a

Laurentian Bank (January 9, 2026)	6.8	6.7	n/a	n/a

National Bank (December 22, 2025)	6.7	6.4	n/a	n/a

RBC Royal Bank (December, 2025)	6.8	6.2	n/a	n/a

Scotiabank (December 11, 2025)	6.3	6.5	n/a	n/a

TD Bank (December 16, 2025)	6.9	6.3	n/a	n/a

High	7.3	6.8	6.6	6.5

Low	6.3	5.8	5.8	5.7

Average of All Private Forecasts	6.7	6.4	6.2	6.1

Government of Alberta (calendar year)	6.6	6.0	5.8	5.7

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

48	Economic Outlook | Fiscal Plan 2026 – 29

Alberta Housing Starts Benchmark
(thousands of units)

Organization	2026	2027	2028	2029

National Forecasting Agencies

Signal49 Research (October 28, 2025) [a]	45.9	43.6	41.2	38.6

Stokes Economics (January 14, 2026)	50.5	44.3	42.5	42.5

Banks

BMO Capital Markets (January 9, 2026)	53.0	50.0	n/a	n/a

CIBC Capital Markets (January, 2025)	48.0	52.0	n/a	n/a

Laurentian Bank (January 9, 2026)	46.0	41.0	n/a	n/a

National Bank (December 22, 2025)	55.5	53.0	n/a	n/a

RBC Royal Bank (December, 2025)	49.8	48.0	n/a	n/a

Scotiabank (December 11, 2025)	51.0	49.0	n/a	n/a

TD Bank (December 16, 2025)	52.2	43.0	n/a	n/a

High	55.5	53.0	42.5	42.5

Low	45.9	41.0	41.2	38.6

Average of All Private Forecasts	50.2	47.1	41.9	40.5

Government of Alberta (calendar year)	40.0	35.0	34.5	34.7

Includes forecasts finalized on or before January 14, 2026. [a] Signal49 Research was formerly known as Conference Board of Canada.

Economic Outlook | Fiscal Plan 2026 – 29	49

BLANK PAGE

50	Economic Outlook | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA  |  2026–29

Fiscal Plan

Revenue

51

Revenue Outlook	53

2025-26 Third Quarter Revenue Forecast	54

Non-Renewable Resource Revenue	55

Tax Revenue	58

Investment Income	61

Revenue from Other Sources	61

Risks	63

Note: Amounts presented in tables may not add to totals due to rounding.

52	Revenue | Fiscal Plan 2026 – 29

Revenue Outlook

Total revenue in 2026-27 is forecast at $74.6 billion, a decrease of $0.7 billion from the 2025-26 third quarter forecast of $75.3 billion. A forecast decline in oil prices is resulting in a $3.1 billion drop in non-renewable resource revenue. Corporate tax revenue is also expected to decline by $0.1 billion due to persisting trade uncertainty and lower oil prices. In addition, investment income is projected to decline by $0.2 billion, reflecting anticipated lower equity earnings for the Alberta Heritage Savings Trust Fund and endowment funds. This decline is partially offset by a combined $2.7 billion increase in tax revenues, transfers from the Government of Canada, income from government business enterprises, and premiums, fees and licences revenue. Total revenue is expected to grow to $78.9 billion in 2027-28 and $81.5 billion by 2028-29, led primarily by income taxes.

Total revenue in 2026-27 is forecast at $74.6 billion, $0.7 billion lower than the 2025-26 forecast of $75.3 billion.

Compared to the Budget 2025 estimate, total revenue forecast in 2025-26 has increased by $1.2 billion due to increases in investment income that are partially offset by decreases in non-renewable resource and personal income tax revenue.

The Budget 2026 forecast reflects the impacts and effects of global uncertainty on provincial revenue. Ongoing volatility in Canada-U.S. trade relations and softer global oil demand sentiment continues to impact all major revenue streams and reinforces the need for prudent fiscal planning.

Total Revenue
(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	16,120	15,510	14,771	15,933	16,612	17,741

Corporate income tax	8,125	6,764	7,420	7,300	7,472	7,615

Other tax revenue	6,111	6,563	6,603	7,237	7,562	7,821

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Other resource revenue	4,819	4,237	3,617	3,525	4,132	4,126

Federal transfers	12,618	13,305	13,566	13,715	13,826	13,839

Investment income	4,803	2,883	4,568	4,358	4,071	4,052

Net income from GBEs	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences	5,504	5,756	5,640	6,000	6,170	6,424

Other revenue	5,149	4,273	4,245	4,173	4,259	4,376

Total Revenue	82,469	74,138	75,292	74,550	78,914	81,518

Revenue | Fiscal Plan 2026 – 29	53

2025-26 Third Quarter Revenue Forecast
Total revenue in 2025-26 is forecast at $75.3 billion, an increase from $74.1 billion forecast in Budget 2025. Revenue has increased by $1.2 billion mainly due to increases in investment income, transfers from the Government of Canada, net income from government business enterprises, and other taxes. The main changes in 2025-26 revenue are:

•

Personal income tax revenue is forecast at $14.8 billion, $0.7 billion lower than budget and $1.3 billion lower than in 2024-25. The decrease from budget reflects lower-than-expected 2024 tax assessments.

•

Corporate income tax revenue is forecast at $7.4 billion, $0.7 billion above budget but $0.7 billion lower than in 2024-25. The increase from budget is driven by stronger-than-expected growth in corporate profits despite trade policy uncertainties in 2025.

•

Other tax revenue is forecast at $6.6 billion, $40 million higher than budget and $0.5 billion higher than in 2024-25. The increases primarily reflect higher insurance tax revenue, tourism levy revenue, and land titles registration activity, partially offset by lower fuel and tobacco tax revenues.

WTI forecast at US$61.50/bbl in 2025-26 and decreasing to US$60.50/bbl in 2026-27.

•

Non-renewable resource revenue is forecast at $16.3 billion, a $0.8 billion decrease from budget and $5.7 billion less than in 2024-25. The West Texas Intermediate (WTI) oil price is expected to average US$61.50 per barrel (/bbl) in 2025-26, a US$6.50/bbl decrease from the Budget 2025 estimate. The light-heavy differential is expected to average US$11.20/bbl for 2025-26, US$5.90/bbl narrower than budgeted. Natural gas and by-products royalties for 2025-26 are expected to be $0.7 billion, $0.5 billion lower than budget, reflecting weaker natural gas and natural gas liquids (NGL) prices.

• Federal transfers are forecast at $13.6 billion, $0.3 billion higher than budget, and $0.9 billion more than in 2024-25.

–   The increase from budget reflects: a combined $96 million increase in the Canada Health Transfer (CHT) and Canada Social Transfer (CST) due to a prior year adjustment and an upward revision of Alberta’s provincial share of the national population in 2025; an increase of $71 million from re-profiling of unspent prior year funds under the Working Together – Shared Health Priorities initiative; and a $94 million net increase in other federal transfers due to re-profiling of unspent funds from the prior year and new funding based on revisions to Alberta’s population share.

•

Investment income is forecast at $4.6 billion, $1.7 billion higher than budget but $0.2 billion lower than in 2024-25. The increase from budget is mainly due to stronger-than-expected equity market performance, resulting in $1.3 billion higher net income in the Alberta Heritage Savings Trust Fund and $0.3 billion more in endowment funds, along with $0.1 billion of additional income from post-secondary institutions (PSI) through realized gains on long-term investments and increased interest rates.

54	Revenue | Fiscal Plan 2026 – 29

•

Revenue from other sources includes net income from government business enterprises (GBEs), premiums, fees and licences, and various other sources. These sources contribute $12.1 billion to the overall revenue forecast for 2025-26, on track with the Budget 2025 estimate and have decreased by $0.6 billion from 2024-25.

–   GBE net income is forecast at $2.2 billion in 2025-26, $141 million more than in 2024-25, and $178 million more than budget. The increase from budget is primarily due to a $114 million net increase for ATB Financial due to strong loan growth and $70 million increase for Alberta Petroleum Marketing Commission (APMC) as a result of an improved operating results at the Sturgeon Refinery due to higher diesel prices.

–   Premiums, fees and licences revenue in 2025-26 is forecast at $5.6 billion, $116 million lower than budget but $136 million higher than in 2024-25. The decrease from budget is mainly due to lower PSI fees resulting from enrolment and rate changes, and lower crop producer premiums, partially offset by higher land titles registration levy revenue from strong real estate activity.

–   Other revenue in 2025-26 is forecast at $4.2 billion, $28 million lower than budget and $904 million lower than in 2024-25. The $28 million variance from budget includes a $144 million decrease in Alberta Investment Management Corporation (AIMCo) cost recovery revenue from clients, due to planned headcount reductions and lower than anticipated third party costs. It also reflects a $105 million reduction in Technology Innovation and Emissions Reduction (TIER) Fund compliance payments, based on the assumption that regulated facilities will minimize costs by using credits to meet their obligations.

–   These decreases are partially offset by a net $221 million revenue increase: $140 million from a one-time grant repayment related to a decades-old agreement related to the Gas-Over-Bitumen program. The remaining increases reflect a net increase in income from sales, rentals, services, fundraising and donations in the schools, universities, colleges and health entities (the SUCH sector) that is partially offset by decreases in fines and penalties.

Non-Renewable Resource Revenue

Non-renewable resource revenue (NRR) in 2026-27 is estimated at $13.2 billion, 18 per cent of total revenue. This is a $3.1 billion decrease from the $16.3 billion forecast for 2025-26 due to a combination of lower WTI prices and a wider light-heavy differential. NRR is expected to increase to $16.2 billion in 2027-28 and $16.9 billion by 2028-29. WTI is expected to average US$60.50 per barrel (/bbl) in 2026-27, $1.00/bbl lower than in 2025-26, then recover to US$67.50/bbl by 2028-29.

The light-heavy differential is anticipated to widen to approximately $13.00/bbl per barrel in 2026-27 and then increase to $14.30/bbl by 2028-29 as heavy crude oil supply increases.

Revenue | Fiscal Plan 2026 – 29	55

Bitumen royalties are estimated at $9.7 billion in 2026-27, a $3 billion decrease from the $12.7 billion forecast for 2025-26, due to widening of the light-heavy differential and overall weakening oil prices. Bitumen royalties are expected to rebound slightly over the forecast period, reaching $12.8 billion in 2028-29.

Conventional oil royalties are estimated at $2.1 billion in 2026-27, a decrease of $0.2 billion from the forecast for 2025-26, as WTI declines further from budget and the differential widens. The royalties are projected to increase to approximately $2.6 billion in 2028-29, as WTI prices improve.

The light-heavy differential is forecast to be US$13/bbl in 2026-27, widening to US$14.30/bbl by 2028-29.

Natural gas and by-product royalties are estimated at $0.9 billion in 2026-27, $0.2 billion higher than forecast for 2025-26, and are forecast to increase to $1 billion in 2027-28 and to $1.1 billion in 2028-29. This increase is projected as gas prices are anticipated to recover over the years. Gas prices have come under pressure from a subdued AECO benchmark price driven mainly by slower-than-expected LNG Canada ramp-up, regional pipeline constraints, and elevated storage levels.

56	Revenue | Fiscal Plan 2026 – 29

Oil and Natural Gas Assumptions
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue (millions of dollars)

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Crude oil royalty	3,037	2,510	2,317	2,120	2,621	2,581

Natural gas / by-products royalties	1,220	1,228	730	942	1,036	1,057

Prices

West Texas Intermediate (US$/bbl)	74.34	68.00	61.50	60.50	67.00	67.50

Differential (US$/bbl)	13.06	17.10	11.20	13.00	14.10	14.30

WCS @ Hardisty (Cdn$/bbl)	85.21	73.10	69.80	65.30	71.60	70.60

Ab. Reference Price (Cdn$/GJ)	1.11	2.50	1.70	3.00	3.10	3.20

Production (thousands of barrels / day)

Conventional	536	519	549	544	541	538

Raw bitumen	3,449	3,558	3,569	3,691	3,798	3,844

Natural gas (billion cubic feet / yr)	4,314	4,354	4,427	4,440	4,453	4,467

Exchange rate

(US¢/Cdn$)	71.9	69.6	72.0	73.0	74.2	75.4

Bonuses and sales of Crown land leases are projected to reach $331 million in 2026-27, $75 million lower than the forecast for 2025-26, primarily due to lower prices per hectare for petroleum and natural gas (PNG), partially offset by higher hectares sold. Bonuses and sales of Crown land leases are forecast to increase and expected to reach $359 million in 2028-29, reflecting higher PNG prices per hectare.

Non-Renewable Resource Revenue
(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Crude oil royalty	3,037	2,510	2,317	2,120	2,621	2,581

Natural gas & by-products royalty	1,220	1,228	730	942	1,036	1,057

Bonuses & sales of Crown leases	385	361	406	331	346	359

Rentals and fees / coal royalty	178	138	163	131	130	129

Total non-renewable resource revenue	21,986	17,067	16,285	13,213	16,234	16,892

Revenue | Fiscal Plan 2026 – 29	57

Tax Revenue

Tax revenue is forecast at $30.5 billion in 2026-27, representing 41 per cent of total revenue, and $1.7 billion higher than the 2025-26 forecast. Personal income tax revenue is set to increase $1.2 billion from 2025-26, while corporate income tax revenue is expected to decrease by $0.1 billion. Other tax revenue, mainly as a result of increased education property tax, is forecast to increase $0.6 billion.

Tax revenue is forecast to reach $33.2 billion by 2028-29. This is primarily due to the upward trend in personal income tax revenue, reflecting the anticipated growth in personal and corporate incomes.

Personal income tax (PIT) revenue is estimated at $15.9 billion in 2026-27, an increase of $1.2 billion from the forecast for 2025-26, and $0.3 billion lower than the Budget 2025 target. PIT revenue is forecast to grow in line with personal incomes, reaching $17.7 billion in 2028-29.

Corporate income tax (CIT) revenue is estimated at $7.3 billion in 2026-27, $0.4 billion more than Budget 2025 target, as stronger revenue in 2025-26 pushed the forecast outlook higher despite ongoing trade policy uncertainty. CIT revenue is expected to grow moderately over the medium term to $7.5 billion in 2027-28 and $7.6 billion in 2028-29.

Education property tax (EPT) revenue is forecast at $3.6 billion, an increase in 2026-27 from the Budget 2025 target and forecast. As reflected in Budget 2025, EPT will be increased to cover one-third of Education and Childcare’s education-related operating expense target, which is increasing 7.2 per cent from the 2025-26 forecast. EPT rates will increase in 2026 to $2.84/$1,000 of equalized assessment for residential/farmland properties and to $4.17/$1,000 of equalized assessment for non-residential properties. In subsequent years, EPT revenue increases to $3.8 billion in 2027-28 and 2028-29 to align with the targeted share of education-related expense.

Tax revenue is expected to grow to $33.2 billion by 2028-29.

Other tax revenue is forecast at $3.6 billion in 2026-27, $0.2 billion higher than the 2025-26 budget and forecast; the majority of the increase is from fuel tax, insurance tax, and tourism levy. Other tax revenue increases to $4 billion by 2028-29.

•

Fuel tax is forecast at $1.5 billion for 2026-27 and then increases marginally through to 2028-29. The overall growth in fuel tax is due to population growth and growing economic activity;

•

Insurance premiums tax revenue is expected to surpass $1 billion in 2026-27 and reach $1.2 billion by 2028-29, which is in line with the long-term trend;

•

Tourism levy revenue is projected to be $200 million in 2026-27 and then maintain steady revenue growth, reaching $214 million by 2028-29. The increase in 2026-27 reflects the implementation of the 6 per cent tourism levy rate, up from 4 per cent, effective April 1, 2026;

58	Revenue | Fiscal Plan 2026 – 29

•

Revenue from freehold mineral tax is expected to be $112 million in 2026-27 and then remain stable over the next few years. The increase in 2026-27 is driven primarily by higher freehold oil and gas production;

•

Tobacco and vaping tax revenue decreases to $385 million in 2026-27 and continues the downward trend over the following two years due to reductions in tobacco consumption while vaping consumption continues to go up;

• Cannabis tax revenue is expected to be $229 million in 2026-27, increasing to $236 million by 2028-29 due to population growth.

Other tax revenue also includes $102 million from the Data Centre Levy effective 2028-29. Budget 2026 introduces the new Vehicle Rental Tax, establishing a 6 per cent levy on passenger-vehicle rentals picked up in Alberta with expected implementation date of January 1, 2027. In 2027-28, the first full year of implementation, the tax is expected to raise $36 million.

Tax Revenue
(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Personal income tax	16,120	15,510	14,771	15,933	16,612	17,741

Corporate income tax	8,125	6,764	7,420	7,300	7,472	7,615

Education property tax	2,797	3,124	3,124	3,592	3,792	3,848

Other taxes	3,314	3,439	3,479	3,645	3,769	3,972

Total tax revenue	30,356	28,837	28,794	30,470	31,646	33,177

Federal Transfers
Federal transfers are forecast at $13.7 billion in 2026-27, 18 per cent of total revenue, and $0.1 billion higher than the 2025-26 forecast. Significant changes in 2026-27 include:

•

A $404 million increase in the CHT and a $86 million increase in the CST, driven by Alberta’s rising population share as well as the increase to the minimum CHT growth rate to 5 per cent annually until 2027-28;

Canada Health and Social Transfers are driven by Alberta’s rising population share.

•

A $49 million increase with the one-year extension of Canada-Alberta Canada-wide Early Learning and Child Care Agreement and the Canada-Alberta Early Learning and Child Care Agreement with amendments reflecting changes to existing terms including maintaining child care fees of $15 per day through 2026-27;

•

A $41 million increase for the Federal Tariff Workforce Supports initiative which will provide workers in tariff-impacted sectors access training to help maintain current employment or transition to new employment opportunities;

• A $15 million increase for Criminal Legal Aid which provides personalized legal service plans to low-income Albertans who may otherwise have difficulty getting legal help;

Revenue | Fiscal Plan 2026 – 29	59

•

A net $77 million increase in the Investing in Canada Infrastructure Program (ICIP) for re-profiling infrastructure support to future years from 2025-26 for the Edmonton and Calgary light rail transit projects;

•

These increases are partially offset by a net decrease of $517 million mainly due to a decrease of $367 million as a result of the end of Working Together - Shared Health Priorities, which was a three-year federal-provincial initiative, and a decreases of $37 million from a revision of the eligibility criteria for federal support to First nations students during 2025-26.

Federal transfers are expected to increase by approximately $0.1 billion over the subsequent two years, reaching $13.8 billion by 2028-29. The gradual growth is mainly due to expected increases to the CHT and CST driven by population growth. Other increases include: $75 million in federal premiums for agriculture support programs due to rising commodity price premiums, which are partially offset by a $256 million decrease in infrastructure support and other ICIP projects.

Transfers from Government of Canada
(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Canada Health Transfer	6,161	6,560	6,633	7,036	7,436	7,759

Canada Social Transfer	1,993	2,089	2,113	2,198	2,279	2,361

Transfers to SUCH sector	676	698	639	699	715	726

Infrastructure support	767	807	838	928	770	514

Agriculture support programs	507	552	552	551	584	659

Labour market agreements	252	257	262	295	273	253

Early learning child care agreements	1,208	1,147	1,197	1,170	1,121	1,121

Other transfers	1,055	1,194	1,332	837	649	446

Total federal transfers	12,618	13,305	13,566	13,715	13,826	13,839

60	Revenue | Fiscal Plan 2026 – 29

Investment Income
Investment income is forecast at $4.4 billion in 2026-27, a $0.2 billion decrease from 2025-26 forecast, which can be mainly attributed to a decrease in the income of the Alberta Heritage Savings Trust Fund and endowment funds. Continued trade and geopolitical instability continues to pose risks to global economic growth and financial markets, resulting in weaker than expected investment performance. Investment income is projected to decrease and then remain stable around $4.1 billion in 2027-28 and 2028-29. Net investment income from the Heritage and endowment funds are forecast to decline by $0.5 billion over the next three years as market conditions and volatility fluctuate in future years. Income related to local authority loan portfolios will slightly increase over the outlook period, based on the increasing market rates and earned income.	The Alberta Heritage Savings Trust Fund continues to retain all of its net investment income.

Fund Assets / Investment Income
(millions of dollars)
	Assets as at	2024-25	2025-26		2026-27	2027-28	2028-29
	Mar. 31, 2025	Actual	Budget	Forecast	Estimate	Target	Target

Heritage Savings Trust Fund	24,743	2,053	1,129	2,426	2,377	2,094	2,016

Endowment funds [a]	5,283	517	261	596	527	431	408

Loans to local authorities	13,823	671	577	528	515	600	667

Ag. Financial Services Corp.	2,920	107	149	150	155	162	169

SUCH sector	n.a.	307	256	255	354	354	354

Other [b]	4,000	1,147	512	612	429	429	438

Total assets / inv. income	50,769	4,803	2,883	4,568	4,358	4,071	4,052

[a]  Includes Alberta Heritage Foundation for Medical Research Endowment Fund, Alberta Heritage Scholarship Fund and Alberta Heritage Science and Engineering Research Fund.

[b]  Assets include the cash reserve, pre-borrowing, Alberta Enterprise Corporation and Technology Innovation and Emissions Reduction Fund; investment income includes income from these sources, as well as from student loans and a variety of smaller funds and accounts.

Revenue from Other Sources

Revenue from other sources is forecast at $12.8 billion in 2026-27, an increase of $715 million from the 2025-26 forecast. Other revenue grows steadily and reaches $13.6 billion by 2028-29.

Net income from government business enterprises is forecast at $2.6 billion in 2026-27, an increase of $427 million from the 2025-26 forecast. Revenue increases a further $138 million over the next two years, to $2.8 billion by 2028-29.

Alberta Gaming, Liquor and Cannabis Commission (AGLC) overall net income from gaming and lottery activities, liquor, and cannabis sales remains stable, at $2.4 billion annually between 2025-26 and 2028-29. This stability reflects consistent performance in gaming and lottery operations, steady revenue from liquor sales, and continued maturation of the cannabis retail market. Budget 2025 introduced ad valorem markup rates on wine, but

Revenue | Fiscal Plan 2026 – 29	61

industry feedback highlighted that the approach reduced transparency and created business uncertainty. In response, the government is eliminating the ad valorem model, and instead increase the standard volume-based markup for wine products by $0.58/L.

The new Alberta iGaming Corporation (AiGC) is responsible for regulating and managing provincially authorized online gambling platforms. The creation of AiGC strengthens digital gaming oversight and improves consumer protections while allowing the province to better capture revenue from the expanding online gambling market. AiGC revenue is forecast at $75 million in 2026-27, increasing to $109 million by 2028-29, reflecting the launch of new digital channels and the modernization of online gambling systems.

ATB Financial continues a regular $100 million dividend to be paid to the province, implemented in Budget 2025.	ATB Financial net income continues its strong upward trajectory, rising from $399 million in the 2025-26 forecast to $426 million in 2026-27, and increasing further to $539 million by 2028-29. Growth is driven by sustained loan growth, as well as by the positive revenue effects of mortgage renewals at higher interest rates. ATB continues to improve operational efficiency and credit performance, contributing to stable, ongoing increases in net income through 2028-29. The regular dividend to be paid to the Government of Alberta from ATB Financial implemented in 2025-26 continues in Budget 2026.

APMC is forecasting a net loss of $313 million in 2026-27, an improvement of $291 million compared to the projected loss of $604 million in the 2025-26 forecast. This reflects higher production at the Sturgeon Refinery, as the Refinery completed its second major turnaround in 2025-26; losses are expected to moderate to $343 million by 2028-29.

Premiums, fees and licences revenue is forecast at $6 billion in 2026-27, an increase of $0.4 billion from the 2025-26 forecast. Revenue increases a further $0.4 billion over the next two years to $6.4 billion by 2028-29.

Post-secondary institution tuition fees are estimated at $2.2 billion in 2026-27, an increase of $169 million from the 2025-26 forecast. Revenue is not as strong as previously forecast due to international student tuition revenue decreases related to the changes announced by the Government of Canada in fall 2024 regarding eligible fields of study for post-secondary students. This reduction is partially offset by higher revenue resulting from increases in both domestic student enrolment and tuition rates. Full Load Equivalent enrolment for domestic students is expected to increase by 2.5 per cent in 2026-27. Health and school board fees are expected to increase in 2026-27 and the following years driven by continued school board adjustments reflecting the changes to eligibility revisions for federal support for First Nations students. Motor vehicle licence revenue increases in 2026-27 due to a fee adjustment and remains steady through to 2028-29. Crop, hail and livestock insurance premiums will also rise in 2026-27 and are projected to grow more substantially in the following two years, as Agriculture Financial Services Corporation resets premiums to reflect expected trends in acreage participation, commodity prices, coverage levels, premium rates and cost-sharing. Energy industry levies increase in 2027-28 due to the application of the 7 per cent escalation under

62	Revenue | Fiscal Plan 2026 – 29

the Orphan Well Abandonment Model. Other revenue sources increase over the period, driven by higher payments-in-lieu of taxes from ATB resulting from stronger projected profitability and an increase for public land rents.

Other revenue is forecast at $4.2 billion in 2026-27, a decrease of $72 million from the forecast for 2025-26. Revenue increases $0.2 billion over the next two years to $4.4 billion by 2028-29.

SUCH sector sales, rentals and services revenue is expected to rise to around $1.2 billion in 2026-27, and then increase to $1.3 billion through to 2028-29, supported by slower enrolment growth in both schools and post-secondary institutions. SUCH fundraising, donations, gifts and contributions increase to $1 billion in 2026-27 and then remain constant through to 2028-29.

TIER revenue is forecast at $166 million in 2026-27, a decrease of $138 million from the forecast for 2025-26, and then rises to $216 million in 2028-29. The forecast reflects continued high usage of emission performance credits and offsets in the near term, with compliance payments increasing later in the outlook as credit balances diminish.

Revenue from Other Sources
(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Net income from GBEs	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences	5,504	5,756	5,640	6,000	6,170	6,424

Other revenue	5,149	4,273	4,245	4,173	4,259	4,376

Total revenue from other sources	12,706	12,045	12,079	12,794	13,137	13,559

Risks

Alberta’s resource-intensive economy makes it uniquely sensitive to global economic and market conditions. Alberta government revenue is more volatile than the broader economy due to the unpredictability of non-renewable resource revenue and its impact on other sources of revenue, such as corporate and personal income taxes. The volatility of resource and other revenue arises from price impacts on commodities of global supply and demand trends. In addition, investment income affected by fluctuations in global financial markets only adds to the challenge of fiscal planning for the province.

The government intends to conduct a broad review to assess what measures are appropriate to support sustainable fiscal planning for Alberta, as significant deficits are projected in Budget 2026 resulting from an unprecedented combination of challenges. Compounding factors such as ongoing heightened global geopolitical, economic and trade uncertainty, elevated and sustained population growth in recent years, and inflation have limited the government’s ability to deliver programs and services within the existing fiscal framework.

Revenue | Fiscal Plan 2026 – 29	63

In order to highlight the risks and volatility, alternative forecast scenarios are included in the Fiscal Plan. Additional low and high scenarios have been developed, outlining the impact on non-renewable resource revenue, income and other taxes on page 42 in the Economic Outlook chapter.

Some of the main factors impacting Alberta government revenue and their sensitivities are included below. The sensitivities have increased significantly over the last several years.

Canada-U.S. Trade Relationship and New U.S. Trade Measures

The trade relationship between Canada and U.S. has become strained and remains a major source of risk. As noted in Budget 2025, U.S. tariffs and other restrictions weaken demand and disrupt trade flows. Additional U.S. trade actions in 2026 and beyond may affect Alberta’s exports and investment climate.

Federal Policies

Federal regulatory actions can affect investment and productivity. Proposed emissions-related measures and other regulations may influence project timing and business decisions.

Global and U.S. Economies

Slowing global growth is a key risk. Weaker global activity can reduce demand for energy and keep prices lower, which affects Alberta’s economic prospects and government revenue. Uncertainty in the U.S. economy also affects Alberta, as the U.S. is Alberta’s largest trading partner. Slower U.S. growth would reduce export demand and investment.

Energy Prices

Energy prices remain a major driver of Alberta’s revenue. Forecasts depend on global economic conditions, refinery and pipeline outages, storage levels, trading activity, OPEC+ decisions, non-OPEC production, geopolitical events, economic sanctions, and weather-related disruptions. Producer investment decisions also influence supply. These factors can change quickly and result in price volatility.

Interest Rates

While interest rates have begun to stabilize in 2025-26, risks remain if inflation persists or global conditions tighten. Typically, higher rates discourage business investment, economic activity and consumer spending, resulting in lower corporate income tax and other revenue for the province. Higher interest rates also impact the government’s investment income; while the market value of bonds with lower rates drop as interest rates rise, short term investments benefit. Interest rates also impact indebted households and the government as they pay more in debt servicing costs as rates go up.

64	Revenue | Fiscal Plan 2026 – 29

Exchange Rates

Movements in the Canadian dollar relative to the U.S. dollar affect Alberta’s revenue. A weaker Canadian dollar increases the value of energy exports priced in U.S. dollars. A stronger Canadian dollar reduces export values. Exchange rate fluctuations also affect investment income because Alberta holds foreign assets.

Population Growth Pressures

Strong population growth over the past few years has supported consumer spending, job creation, the supply of highly skilled workers, and increased housing activity. However, strong population growth puts pressure on volume-driven programs, like health care and education, and on infrastructure needs.

Sensitivities to Fiscal Year Assumptions, 2026-27[a]
(millions of dollars)
	Change	Net Impact

Oil price (WTI US$/bbl)	-$1	-680

Light-heavy oil price differential (US$/bbl)	+$1	-670

Natural gas price (Cdn$/GJ)	-10¢	-15

Exchange rate (US¢/Cdn$)	+1¢	-440

Interest rates	+1%	-442

Primary household income	-1%	-250

[a]  Sensitivities are based on current assumptions of prices and rates, displaying impacts over a 12 month period. They can vary significantly at different price and rate levels. Energy price sensitivities do not include potential impacts of price changes on land lease sales revenue.

With all other Budget 2026 assumptions remaining equal the WTI price required to balance the budget ranges from $74/bbl in 2026-27 to $77/bbl in 2027-28.

Revenue | Fiscal Plan 2026 – 29	65

BLANK PAGE

66	Revenue | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA  |  2026–29

Fiscal Plan

Expense

67

Expense	69

Focused on Albertans’ Priorities	69

Expense Highlights	69

2025-26 Third Quarter Expense Forecast	70

Strengthening Health Care	72

Investing in Education	79

Support for Vulnerable Albertans	82

Keeping Albertans Safe	85

Protecting the Environment and Responsibly Managing Our Resources	87

Sustaining Alberta’s Growth	90

Other Ministries	93

Public Sector Compensation	96

Note: Amounts presented in tables may not add to totals due to rounding.

68	Expense | Fiscal Plan 2026 – 29

Expense

Focused on Albertans’ Priorities

Substantial geopolitical and economic uncertainty impacts Alberta’s economy and fiscal position due to the nature of our resource-based economy and the influence of international energy and financial markets. Although population growth in Alberta has tapered, the unanticipated magnitude of population increases in 2023 and 2024 is still putting volume-related pressures on education enrolment, mental health and health care services, social support programs and infrastructure. Additionally, in 2025-26 almost all major public sector compensation agreements have now been negotiated with significant fiscal implications.

The government resources are focused on core priorities.
Alberta’s government manages these risks and challenges and evaluates and reviews the efficiency and effectiveness of programs. Over the past fiscal year, the government reviewed programs across all ministries and identified a number of changes that enabled focusing resources on Albertans’ core priorities. The government will continue to review programs to support the delivery of effective and efficient services to Albertans. Budget 2026 implements many of the cost saving initiatives discussed during the 2025-26 process, enabling funding to be re-directed to areas important to Albertans.

Expense Highlights

Total expense in 2026-27 is forecast at $83.9 billion, an increase of $4.5 billion or 5.6 per cent from the 2025-26 third quarter forecast. Expense grows to $88.4 billion by 2028-29, or an average of 2.7 per cent per year. Operating expense is estimated at $70.4 billion, 83.9 per cent of total expense. This is an increase of $3.4 billion, or 5 per cent from the 2025-26 third quarter forecast. Operating expense grows to $74.1 billion by 2028-29, rising by $3.7 billion, an average of 2.6 per cent per year. Increases are mainly focused on health and education as Albertans have been clear that is what matters most. The Capital Plan includes $3.7 billion in capital grants in 2026-27, an increase of $325 million from 2025-26. Over the following two years capital grants average $3.2 billion annually. Debt servicing costs are forecast to increase by $491 million in 2026-27 from the 2025-26 third quarter forecast, to $3.4 billion, and then are projected to increase by $1.5 billion by 2028-29, to $4.9 billion. This growth is due to additional borrowing required to meet cash shortfalls of $16.3 billion in 2026-27 and another $27.9 billion over the next two years to 2028-29.	Total expense in 2026-27 is forecast at $83.9 billion.

The annual voted, transferable, unallocated expense contingency has been decreased to $2 billion per year in 2026-27 and the following two years, consistent with the amount that the contingency was prior to 2025-26 when it was boosted to deal with possible tariff impacts and other cost pressures including compensation pressures.	Contingency has been returned to $2 billion.

Expense | Fiscal Plan 2026 – 29	69

Budget 2026 – Expense Summary
(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Operating Expense:

Health	27,300	27,873	30,286	32,099	33,914	35,456

Education (Kinder - Gr. 12)	10,839	11,832	11,906	12,865	12,812	12,980

Advanced Ed. (post-second.)	6,607	6,635	7,056	7,110	7,292	7,439

Social services ministries	7,019	7,497	7,381	7,696	7,702	7,515

Other min. / Leg. Assembly	10,259	10,474	10,388	10,627	10,640	10,662

Total operating expense	62,025	64,311	67,016	70,398	72,360	74,053

Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

Amort. / invent. cons. / dispos.	4,446	4,993	4,830	4,853	4,944	5,005

Debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

Disaster and emerg. assist.	1,932	-	1,506	-	-	-

Contingency	-	4,000	-	2,000	2,000	2,000

Total Expense	74,149	79,349	79,426	83,922	86,495	88,422

2025-26 Third Quarter Expense Forecast

$4.1 billion was provided primarily for disaster and emergency expense relating to drought and wildfires in 2025, and for compensation adjustments for public sector employees.	Total expense in 2025-26 is forecast at $79.4 billion, an increase of $77 million from Budget 2025. In-year expense increases totaling $4.1 billion was provided primarily for disaster and emergency expense relating to drought and wildfires in 2025, increased demands on the health care system and compensation adjustments for public sector employees. Apart from dedicated revenue-expense and non-cash expense increases, the operating expense increase is fully offset by allocations from the $4 billion budgeted contingency.

The hot and dry conditions in 2025 led to significant wildfires, requiring $801 million in firefighting, reforestation and other disaster relief support, with $756 million in Forestry and Parks, $39 million in Public Safety and Emergency Services and $5 million in Assisted Living and Social Services. These conditions also hit Alberta’s agriculture sector for the fourth time in five years, leading to a $705 million increase in support for agricultural producers, comprising $627 million in indemnity payments and $78 million in income and other support.

Inventory consumption is forecast to decrease by $183 million, primarily as a result of reclassification of inventory consumption to operating expense. Capital grants have decreased $105 million, mainly due to re-profiling funding into future years based on project progress. Debt servicing costs are $46 million lower as the decrease in the projected deficit has reduced cash and borrowing needs. These decreases are partially offset by an increase of $179 million for pension provisions.

2025-26 Operating Expense Highlights

•

Primary and Preventative Health Services’ operating expense has increased by $1.1 billion, primarily for $661 million in Physician Compensation and Development, $191 million for drugs and supplemental health benefits,

70	Expense | Fiscal Plan 2026 – 29

$300 million for Primary Care Alberta, and $57 million for the Population and Public Health program.

•

Hospital and Surgical Health Services’ operating expense has increased by $846 million from the estimate in Budget 2025, primarily from a $335 million increase for Acute Care Alberta, including $81 million for more surgical procedures under the Acute Care Action Plan, $302 million for Physician Compensation and Development, $151 million for Diagnostic, Therapeutic and Other Patient Services, and $31 million in Emergency Health Services. These increases are partially offset by a decrease of $51 million in the Population and Public Health program.

•

Advanced Education’s operating expense has increased by $421 million from the estimate in Budget 2025, primarily due to $126 million for post-secondary compensation, a $126 million reclassification from inventory consumption to operating expense, $82 million for the student loan provision due to an increased default rate, and $77 million in other operating pressures.

•

Education and Childcare’s operating expense has increased by $73 million. Increases of $240 million for teachers’ compensation, $25 million for the National School Food Program (with a corresponding increase in federal revenue), and $7 million for other public sector compensation are partially offset by a $110 million lapse mainly from savings related to the labour disruption in October 2025, a $48 million lapse in child care programs and $41 million in transfers to capital grants and capital investment.

•

Assisted Living and Social Services’ operating expense has increased by $259 million from the Budget 2025 estimate. Again, this is primarily for increased public sector compensation, accounting for $339 million of the increase, $40 million to expand continuing care and $17 million in federally-funded Aging with Dignity supports for seniors to receive home care or access to a care facility in their community. These increases are partially offset by $178 million in lapses due to lower caseload growth in social programs including Employment and Income Support, Assured Income for the Severely Handicapped, Disability Services, and seniors programs.

•

Mental Health and Addiction’s operating expense has increased by $65 million from the Budget 2025 estimate, mainly due to the impacts of collective bargaining across all programs and adding an additional 30 community-based mental health and addiction beds under the Acute Care Action Plan.

•

Public Safety and Emergency Services’ operating expense has increased by $59 million from the Budget 2025 estimates. Increases of $33 million for public sector compensation, $19 million for provincial police support, $9 million for food services in correctional facilities, $8 million funded by federal transfers and other revenue for the G7 Summit, Biological Case Analysis Agreement, Gun and Gang Violence Action Fund and the Victims of Crime Public Safety Fund, and $1 million for Indigenous Police Services, are partially offset by other reductions of $11 million.

Expense | Fiscal Plan 2026 – 29	71

•

Justice’s operating expense has increased by $44 million due to $26 million for public sector compensation, $14 million in increased grants to Legal Aid Alberta and $4 million to support Alberta’s 10-year Strategy to End Gender-Based Violence, with the grants and support fully offset by federal funding.

•

Children and Family Services’ third quarter expense forecast has increased by $26 million from the Budget 2025 estimate, with $22 million for public sector compensation and $7 million in the federally-funded National Action Plan to End Gender-Based Violence.

•

Jobs, Economy, Trade and Immigration’s operating expense forecast has increased by $22 million, reflecting $8 million for public sector compensation, $9 million under the federal Labour Market Transfer Agreements, mainly for Tariff Workforce Supports, $6 million for the Alberta Training Centre of Excellence for Aviation and Aerospace, and $2 million in the federally-funded National Action Plan to End Gender- Based Violence. These increases are partially offset by $3 million transferred to capital investment for enhancements to labour market and economic data systems.

•

Forestry and Parks’ 2025-26 third quarter operating expense is forecast to increase by $16 million, primarily due to $11 million for public sector compensation and $5 million, fully offset by increased revenue, for parks operations, recreational licences and rangeland sustainability.

•

Energy and Minerals’ operating expense has decreased by $82 million, primarily because of a $99 million reduction in marketing and transportation costs of the royalty barrels of oil taken in-kind rather than in cash, partially offset by increases of $8 million for the West Coast Oil Pipeline development, $4 million for public sector compensation, $2 million for Alberta Energy Regulator bad debts expense and $2 million for Keystone XL litigation.

•

Treasury Board and Finance’s 2025-26 third quarter operating expense is $126 million lower than the Budget 2025 estimate, primarily driven by a $189 million reduction in Alberta Investment Management Corporation management fees and a $6 million decrease in financial sector regulation and policy activity. These are partially offset by increases of $28 million for public sector compensation, $13 million for interest payments on corporate income tax refunds, $9 million for motor vehicle accident claims, and $3 million for pre-1992 pension payments to teachers, including risk management claims and legal costs.

Strengthening Health Care

Four provincial health agencies have been established in the key areas of the refocus: Acute Care Alberta, Primary Care Alberta, Recovery Alberta and Assisted Living Alberta.	Significant progress has been made on the plans to refocus Alberta’s health care system. Four provincial health agencies - Acute Care Alberta, Primary Care Alberta, Assisted Living Alberta and Recovery Alberta: Mental Health and Addiction Services - have been established in the key areas of the refocus. Acute Care Alberta and Primary Care Alberta will be overseen by the newly established Ministries of Hospital and Surgical Health Services and Primary

72	Expense | Fiscal Plan 2026 – 29

and Preventative Health Services, respectively. Recovery Alberta and Assisted Living Alberta remain under Mental Health and Addiction and Assisted Living and Social Services.

The transformation is intended to increase accountability, enable innovation, and drive improvements. Each ministry provides policy direction, funding oversight, and accountability for its sector, while the corresponding provincial health agency and contracted providers deliver services on the ground. Numbers in Budget 2026 have been restated comparably to reflect ministry responsibilities. Under the newly established Acute Care Action Plan, initiatives have been identified within each of the health sector ministries to provide immediate intervention to stabilize the system while supporting short- and long-term planning and capacity growth. Alberta’s government is making targeted investments with Budget 2026 that will benefit patients:

• Funding to deliver 50,000 additional surgical procedures over the next three years by leveraging chartered surgical facilities to expand operating room capacity and reduce surgical wait times.

• Targeted investments at the Royal Alexandra Hospital to enhance triage, speed up patient flow and move patients more efficiently through the system.

•

Continued funding of $26 million for 30 psychiatric beds and 60 community-based mental health and addiction beds (of which 30 will be added in 2026-27). Another $1.7 million is being provided to two civil societies to support Albertans in crisis - experiencing overdose or substance disorder - to receive timely support and relieve emergency department congestion.

• Strengthening comprehensive access to continuing care, including medical and non-medical supports, home care, community care and social services.

Budget 2026 reflects the financial impacts of the health system transformation, including the transition of Alberta Precision Laboratories to a new governance model, the establishment of Health Shared Services as a new provincial corporation to centralize shared corporate health services and the realignment of responsibilities.

The new shared services corporation will bring together functions such as information technology, finance, human resources and other support services under one organization, reducing duplication, enhancing coordination and improving the use of resources across agencies. Streamlining these administrative and operational functions strengthens system integration, improves accountability, supports consistent provincial standards and enables health organizations to focus more on delivering high-quality care to Albertans.

Streamlining administrative and operational functions strengthens system integration, improves accountability, supports consistent provincial standards and enables health organizations to focus more fully on delivering high-quality care to Albertans.

Expense | Fiscal Plan 2026 – 29	73

Health Sector
(millions of dollars)

	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Total Health expense:

Hospital and Surgical Health Services	12,157	13,002	13,832	14,601	15,098

Primary and Preventative Health Services	11,182	12,244	12,653	13,313	14,067

Mental Health and Addiction	1,794	1,876	2,043	2,089	2,096

Assisted Living and Social Services*	5,047	5,385	5,881	6,246	6,558

Total Expense	30,180	32,508	34,409	36,249	37,819

* Expense for health function within Assisted Living and Social Services.

Hospital and Surgical Health Services

Hospital and Surgical Health

Services delivers acute care

services to Albertans including

hospital care, surgical procedures,

emergency services, cancer care,

and organ and tissue donation and

transplantation.

Hospital and Surgical Health Services (HSHS) delivers acute care services to Albertans including hospital care, surgical procedures, emergency services, cancer care, and organ and tissue donation and transplantation. In addition, the department performs capital planning for the health care system to serve Albertans now and in the future.

HSHS total expense is estimated at $13.8 billion in 2026-27, an increase of $830 million from the 2025-26 third quarter forecast, and then grows another $1.3 billion to $15.1 billion by 2028-29, an average increase of 5.1 per cent per year, primarily due to Acute Care Alberta pressures, expansion of diagnostic and laboratory services and work to speed up access to high-quality care.

Acute Care Alberta is responsible for commissioning and contracting the acute care services that are delivered by four provincial health corporations: Alberta Health Services, Cancer Care Alberta, Emergency Health Services and Give Life Alberta. Together, these organizations improve the accountability and coordination of acute care services, and give Albertans access to high-quality care, when and where they need it. Acute Care Alberta also contracts service providers including Covenant Health and chartered surgical facilities.

Emergency Health Services expense is increasing to $804 million in 2026-27 and the following two years for improved ambulance deployment, and rural staffing. Investment in IT solutions is being undertaken to improve forecasting of coverage needs and to reduce ambulance offloading delays in hospital emergency departments.

To further address surgical waitlists and prioritize those waiting longer than clinically recommended timelines, $525 million has been added to increase the number of surgeries performed over the next three years by 50,000.

Cancer Care Alberta’s budget has been increased by $223 million over the next three years to expand the cancer care workforce and clinical capacity, improve and expand access to cancer care support services and increase spaces at the Cross Cancer Institute.

74	Expense | Fiscal Plan 2026 – 29

Efforts to grow system capacity include increased funding of $91 million over the next three years for expanding capacity in emergency departments and operating rooms, increasing the anesthesia and surgical workforce, freeing-up spaces through Alternate Level of Care length of patient stays, increasing the use of out-of-operating room procedures, and building virtual pathways with new space, equipment, staffing, medical supplies, and IT investments.

Ministry of Hospital and Surgical Health Services
(millions of dollars)

	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	19	20	31	31	31

Acute Care	4,567	4,902	5,973	6,339	6,681

Physician Compensation and Development	1,008	1,310	1,002	1,012	1,032

Diagnostic, Therapeutic and Other Patient Services	1,805	1,956	2,014	2,186	2,238

Support Services	1,771	1,827	1,675	1,777	1,826

Emergency Health Services	763	794	804	839	854

Administration	336	346	330	355	372

Information Technology	380	388	406	423	437

Population and Public Health	75	24	95	61	65

Home Care	2	4	6	10	12

Total operating expense	10,724	11,570	12,336	13,034	13,548

Amortization / loss on disposals	181	180	183	183	166

Inventory consumption	1,252	1,252	1,314	1,384	1,384

Total Expense	12,157	13,002	13,832	14,601	15,098

Primary and Preventative Health Services

Primary and Preventative Health Services (PPHS) is responsible for Alberta’s primary care system, supporting community-based health services, administering major health benefit programs, and working to provide Albertans with access to high-quality care close to home and supporting population health. Budget 2026 initiatives follow through on commitments to improve access to family physicians and nurse practitioners, modernize primary care delivery, expand culturally appropriate care, and support the health needs of underserved, rural, and Indigenous communities.	Primary and Preventative Health Services is focused on improving access to care, supporting population health, and contributing to government’s long-term fiscal sustainability.

PPHS’ total expense in 2026-27 is $12.7 billion, an increase of $409 million from 2025-26 third quarter forecast. This consists of $12.3 billion in operating expense, $225 million in inventory consumption, and $165 million in amortization. Total expense increases by $1.4 billion, or an average of 5.6 per cent per year, to $14.1 billion by 2028-29, primarily due to increases for Physician Compensation and Development, and drug costs.

PPHS faces several significant pressures. The Physician Compensation and Development budget has increased by $427 million from the third quarter forecast. Rapid growth in physician services reflects higher service volumes, increased patient complexity and rate adjustments. Demand for high-cost drugs and rare-disease therapies continues, and use of community pharmacy services

Expense | Fiscal Plan 2026 – 29	75

continues to rise with Alberta’s pharmacists’ broad scope of practice. PPHS is focused on supporting Albertans through significant system transformation. Funding allocations include support for recent collective bargaining agreements. These pressures are compounded in other demand-driven programs, such as out-of-province care, outpatient drugs and supplemental benefits.

Alberta’s government is investing $87 million over the next three years to expand the role of nurse practitioners as part of the solution to strengthen primary health care and give Albertans greater access to the care they need. Nurse practitioners help to improve access to health care for unattached patients and strengthen the team-based care approach across Alberta.

Growth in drugs and supplemental health benefits expense continues in 2026-27, with the budget increasing to $2.2 billion. Rising drug costs, growing claim volumes, expanded pharmacy-delivered services, and higher use among seniors, vulnerable Albertans, and low-income households continue, with uptake of high-cost therapies and rare-disease medications, are also key drivers.

Funding for primary care and community health is increasing to support expanded service models and improve accessibility in diverse communities.

PPHS is also advancing Indigenous health through initiatives such as the Indigenous Patient Navigator Grant Program, the Indigenous Innovation Fund, and the development of Indigenous Cultural Competency tools aimed at reducing barriers and improving care experiences. Investments in Phase 2 of the Modernizing Alberta’s Primary Health Care System initiative support the stabilization of primary care pathways, while prevention initiatives targeting sexually transmitted and blood-borne infections will reduce long-term system pressures.

Ministry of Primary and Preventative Health Services
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	58	61	60	61	61

Primary Care	1,297	1,597	1,569	1,638	1,665

Physician Comp. and Development	5,855	6,516	6,942	7,371	7,935

Drugs and Supp. Health Benefits	2,014	2,205	2,242	2,413	2,542

Population and Public Health	36	94	103	104	104

Indigenous Health	15	15	16	16	16

Other Health System Services and Supports	1,187	1,075	1,178	1,191	1,214

Information Technology	192	192	151	151	151

Total operating expense	10,654	11,756	12,263	12,946	13,688

Amortization / loss on disposals	165	165	165	165	165

Inventory consumption	363	324	225	202	213

Total Expense	11,182	12,244	12,653	13,313	14,067

76	Expense | Fiscal Plan 2026 – 29

Mental Health and Addiction

Mental Health and Addiction is building a comprehensive, recovery-oriented system of care – the Alberta Recovery Model. The Model provides individuals struggling with mental health challenges and addiction access to evidence-based services and support to pursue recovery, through a comprehensive range of integrated, community-based services including prevention, early intervention, treatment and recovery services.

Total expense in 2026-27 is $2 billion, an increase of $167 million or 8.9 per cent from the 2025-26 third quarter forecast. This increase is primarily due to implementing the Compassionate Intervention Act and Acute Care Action Plan, growth in Recovery Alberta services, operating recovery communities, and for collective bargaining. Total expense in 2026-27 comprises $2 billion in operating expense, $1 million in amortization expense, $20 million in capital grants and $19 million in inventory consumption. Total expense increases by $53 million to $2.1 billion by 2028-29, a 2.6 per cent increase.

Community Care and Treatment Services’ budget is $823 million, including $33 million for compassionate intervention in Recovery Alberta. The Compassionate Intervention Act, passed in 2025, establishes a framework for individuals who are likely to cause substantial harm to themselves or others due to their substance use or addiction to be given a commission-directed treatment order, thus providing necessary treatment to protect their and others’ lives. Compassionate intervention should also reduce demand on emergency departments and in acute care. As a result, Hospital and Continuing Care Services will see an initial increase of $59 million in 2026-27 compared to the 2025-26 third quarter forecast, followed by gradual decreases in the following two years as compassionate intervention expands across the province.	Community Care and Treatment Services budget is $823 million, including $33 million for compassionate intervention in Recovery Alberta.

Budget 2026 also includes $264 million in 2026-27 to support the Continuum of Care, which provides a variety of programming from prevention and early intervention to supports for recovery communities and CASA Houses, with $53 million to operate nine recovery communities across the province providing holistic rehabilitation supports for Albertans pursuing recovery. Five of these are Indigenous recovery communities that will become operational this year, bringing culturally safe and live-in addiction treatment to Indigenous people in Alberta and communities disproportionately impacted by addiction. In addition, $22 million is provided in 2026-27 to operate CASA House facilities in partnership with CASA Mental Health in key locations across the province to provide live-in and day programs and access for youth to critical supports they need to improve their well-being.

Five Indigenous recovery

communities will become

operational this year, bringing

culturally safe and live-in addiction

treatment to Indigenous people

in Alberta and communities

disproportionately impacted

by addiction.

Capital grants include $20 million to support the relocation of the existing CASA House from Sherwood Park to Edmonton and build three new facilities in Fort McMurray, Calgary and Medicine Hat. This is the third year of the capital grant commitment of $75 million initiated in 2023 and will quadruple the number of beds in Alberta to about 80, enabling treatment of more than 300 young Albertans every year.

Expense | Fiscal Plan 2026 – 29	77

Ministry of Mental Health and Addiction
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense

Ministry Support Services	15	15	15	15	15

Community Care and Treatment Services	691	719	823	889	903

Hospital and Continuing Care	386	440	499	493	482

Diagnostic and Therapeutic Services	116	124	126	128	126

Research and Education	4	4	4	4	4

Information Technology	42	42	48	50	51

Canadian Centre of Recovery Excellence	9	9	9	9	9

System Oversight	5	5	5	5	5

Continuum of Care	194	168	264	258	258

Program and Facility Support	203	203	209	218	223

Total operating expense	1,665	1,730	2,002	2,068	2,075

Amortization	-	1	1	1	1

Capital grants	112	127	20	-	-

Inventory consumption	18	19	19	20	20

Total Expense	1,794	1,876	2,043	2,089	2,096

Assisted Living and Social Services (Health Initiatives)

By addressing long-standing system bottlenecks and providing Alternate Level of Care pathways, the Assisted Living Framework is freeing up hospital beds, and helping to reduce wait times.	Assisted Living Alberta (ALA) is the new provincial health agency overseen by the Ministry of Assisted Living and Social Services that provides continuing care services. The ministry’s focus is on making available the full continuum of care, from assisted living and home and community care to housing and wraparound social services. ALA operating expense is $5.2 billion in 2026-27, an increase of $251 million or 5.1 per cent from 2025-26, and grows a further $313 million by 2028-29, to support growing demand.

The new Assisted Living Framework was announced in December 2025, with four key pillars:

• Support aging in place.

• Connect patients to the right care.

• Modernize funding and foster innovation.

• Build for the future.

By addressing long-standing system bottlenecks and providing Alternate Level of Care pathways, the Assisted Living Framework is freeing up hospital beds, and helping to reduce wait times, and getting Albertans the right care in the right place, at the right time.

ALA supports continuing care and assisted living services for seniors, including $152 million for continuing care initiatives and $146 million for continuing care capacity and alternate level of care initiatives to help patients transition from hospital to appropriate continuing care settings and mitigate capacity pressures in hospitals. Since September 2025, these efforts have reduced the number of patients in Alberta hospitals who do not need care delivered in hospitals, by more than 20 per cent.

78	Expense | Fiscal Plan 2026 – 29

Investing in Education

Education and Childcare

Education and Childcare provides leadership, direction and oversight in the delivery of student-centered early childhood services to Grade 12 education, and is responsible for delivering access to safe, affordable, and high-quality child care. Education and Childcare is committed to strengthening the education system by hiring more teachers and support staff, improving classroom conditions and opening more schools. The Ministry is also working with the federal government to develop an Alberta-designed child care system.

Education and Childcare’s total expense in 2026-27 is $13.5 billion, an increase of $963 million or 7.7 per cent from 2025-26, and increases by $114 million to $13.6 billion by 2028-29, a 0.8 per cent increase.

Child care expense is $2.1 billion in 2026-27, an increase of $237 million from 2025-26, mainly due to a $218 million increase in provincial funding. Funding decreases by $653 million to $1.5 billion in 2028-29. The decrease is due to the ongoing negotiations of a long-term federal childcare agreement.

Education system operating expense is $10.8 billion in 2026-27, an increase of $722 million or 7.2 per cent from the 2025-26 forecast, and expense then increases by $768 million, or an average of 3.5 per cent per year, to $11.5 billion by 2028-29. Funding supports projected enrolment growth, the teachers’ compensation settlement including additional teachers, initiatives dealing with class size and complexity, and other emerging needs.

Enrolment growth is funded with increases of nearly $560 million over the next three years to allow school authorities to hire the teachers they need to keep up.

Education system operating

expense is $10.8 billion in

2026-27, which supports projected

enrolment growth, the teachers’

compensation settlement including

additional teachers, initiatives

dealing with class size and

complexity, and other

emerging needs.

Students with specialized learning needs require additional support. $1.8 billion has been budgeted in 2026-27, an increase of $86.5 million from 2025-26, for students through Specialized Learning Supports, Program Unit Funding, English as an Additional Language, Refugee Students, and First Nations, Métis and Inuit students.

The Class Size and Complexity Cabinet Committee was created in October 2025. It is engaging with school boards, community leaders and education experts to use data to set criteria for allocating targeted resources and developing strategies to address class size and complexity. The Committee is also looking to develop a new inclusive education policy framework to support teachers in responding to the growing complexity in classrooms.

Funding for class size and complexity is $355 million in 2026-27 and $1.4 billion over 2026-27 to 2028-29, and this supports hiring 1,500 more education assistants and 3,000 more teachers over the next three years.

In December 2025, Alberta secured a one-year extension to the Early Learning and Child Care agreements with the federal government. Budget 2026 includes $2.1 billion for child care, which includes Alberta’s contribution of $962 million. This maintains child care costs at $15 per day. Alberta continues negotiations with the federal government on a new long-term child care agreement.

Expense | Fiscal Plan 2026 – 29	79

Ministry of Education and Childcare Table
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	7	7	8	8	8

Instruction: Early Childhood to Gr. 12	7,664	7,505	8,392	8,925	9,054

Operations and Maintenance	806	846	843	875	878

Student Transportation	534	500	505	504	509

School Facilities	8	8	6	6	6

Governance and System Admin.	285	300	304	310	314

Program Support Services	119	202	201	201	201

Accred. Indep. Sch. / Early Child. Oper.	461	461	496	528	554

Child Care	1,950	1,873	2,110	1,457	1,457

Labour Disruption Payments	—	204	—	—	—

Total operating expense	11,832	11,906	12,865	12,812	12,980

Capital grants	19	43	40	26	31

Amortization / loss on disposals	505	522	530	531	532

Debt servicing costs	42	42	40	44	47

Total Expense	12,399	12,513	13,476	13,413	13,590

Advanced Education

Advanced Education is responsible for Alberta’s adult learning system, which includes publicly funded Post-Secondary Institutions (PSIs), independent academic institutions, private career colleges, First Nations colleges, community adult learning providers, and apprenticeship education delivered through employer worksites. Advanced Education works to deliver an accessible, affordable and well-coordinated system, supporting high-quality learning, skills development and labour-market responsiveness.

Total expense in 2026-27 is $7.7 billion, an increase of $63 million or 0.8 per cent from the 2025-26 third quarter forecast. Operating expense is $7.1 billion in 2026-27, an increase of $55 million or 0.8 per cent from 2025-26, primarily for more seats to address apprenticeship and other high-demand occupation needs, and volume and inflationary pressures, partially offset by lower forecast amortization and student aid expense, the latter due to policy changes. Most of the operating expense, $6.5 billion, is managed by the institutions, with the department providing $2.7 billion in grants to them and the remaining $3.8 billion, or approximately 60 per cent, funded from own-source revenue, such as tuition, fees and federal transfers.

Demand for apprenticeship seats remains high with registered apprentices in skilled trades reaching a record of more than 78,000. A total of $96 million is committed in 2026-27 through the Apprenticeship Learning Grant to support increased demand for apprenticeship seat capacity.

Since 2022, Advanced Education has provided $312.5 million to increase enrolment in high demand programs in key economic sectors through Targeted Enrollment Expansion (TEE) initiatives, creating nearly 15,000 new spaces in programs related to health, technology, business and nursing by the end of 2025-26. A further $353 million over three years in continued support for

80	Expense | Fiscal Plan 2026 – 29

existing TEE initiatives ensures there will be more graduates with the education and skills that employers are looking for to support continued growth of Alberta’s economy.

With Budget 2026, $148 million over three years will be invested in new TEE initiatives, including funding for new seats in graduate and undergraduate engineering programs, as well as in programs supporting critical workforce needs in health care and education. More spaces for health care aides, nursing programs and nurse practitioners, among others, will be funded to support expansion of the health workforce. In education and child care, additional spaces will be funded for early childhood assistants and teachers’ assistants. At full implementation, these new TEE initiatives are expected to add over 4,000 new spaces in post-secondary institutions across the province. Budget 2026 also includes $83 million over three years to support doubling enrolment at the University of Calgary Faculty of Veterinary Medicine by 2028-29, creating more opportunities for Alberta students and helping to ensure Albertans will have access to high-quality veterinary services.

The base operating grants provided to PSIs have been increased to address compensation pressures from collective bargaining, so Alberta PSIs remain competitive in attracting and retaining talented staff and educators.

The Expert Panel on Post-Secondary Institution Funding and Alberta’s Competitiveness has made recommendations on funding, tuition and student aid, international students, governance, institutional autonomy, red tape, institutional neutrality and diversity, equity and inclusion initiatives. The most significant recommendation from the panel is the development of a new funding model, intended to target resources where there is labour market need.

The recommendations are currently under review.

Ministry of Advanced Education
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	14	15	16	17	17

Post-secondary Operations	6,021	6,368	6,456	6,634	6,778

Support for Adult Learning	69	73	71	70	70

Student Aid	377	454	393	412	422

Regulated Professions	1	1	1	1	1

Apprenticeship	47	40	49	48	48

Foundational Learning	105	105	124	110	104

Total operating expense	6,635	7,056	7,110	7,291	7,439

Amortization / loss on disposals	573	560	556	562	574

Inventory consumption	203	58	72	74	75

Pension provisions	(49)	(85)	(86)	(88)	(88)

Total Expense	7,363	7,590	7,652	7,839	8,000

Expense | Fiscal Plan 2026 – 29	81

Support for Vulnerable Albertans

Children and Family Services

Children and Family Services supports children, youth and families. This includes programs for youth transitioning to adulthood and investments in community groups who work to prevent and address family and sexual violence and abuse.

Children and Family Services’ budget focuses on what matters most to Albertans, by prioritizing core, legislated and frontline services to protect children and youth while targeting available resources where they make the greatest impact.

Total expense is estimated at $1.7 billion in 2026-27, an increase of $63 million, or 3.9 per cent from the 2025-26 third quarter forecast.

The Alberta Child and Family Benefit is budgeted at $405 million in 2026-27, an increase of $30 million, or 8 per cent from 2025-26 reflecting population growth, a 2 per cent escalator to benefit rates, and higher phase-out income thresholds. Expense grows by $40 million to $415 million by 2028-29. The program supports affordability for families while encouraging attachment to the labour force.

Child intervention services are delivered to protect children and youth from abuse and neglect, and include home-based care (kinship and foster care), facility-based care (community group and campus-based), private guardianship, and adoption. Child intervention funding increases by $31 million to over $1 billion in 2026-27, primarily to support public sector compensation and to implement the new Child Intervention Practitioner classification. Funding increases for contracted agencies will help manage inflating operating costs, strengthen placement capacity, and respond to increasing case complexity as more children and youth experience mental health, addiction, and behavioural challenges.

Funding for women’s shelters is $62 million, providing emergency accommodation, safety planning, outreach, and support services for women and children fleeing family violence. Federal funding of $7 million in each of 2025-26 and 2026-27 was allocated to gender-based violence prevention grants and women’s shelters.

82	Expense | Fiscal Plan 2026 – 29

Ministry of Children and Family Services
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	6	7	7	7	7

Child Intervention	957	973	1,004	1,001	1,001

Early Intervention Services	158	159	163	167	167

Prev. of Family and Sexual Violence	88	96	93	91	91

Indigenous Partnerships	11	11	12	12	12

Alberta Child and Family Benefit	375	375	405	415	415

Total operating expense	1,595	1,621	1,684	1,693	1,693

Capital grants	-	-	1	2	2

Total Expense	1,595	1,621	1,685	1,695	1,695

Assisted Living and Social Services

Assisted Living and Social Services supports the safety and well-being of seniors, people with disabilities, and vulnerable Albertans facing homelessness or in need of temporary help. This includes career and employment programs, supports for people with disabilities, income support, affordable housing, homelessness support, community supports, public guardian and trustee services, and continuing care, and Assisted Living Alberta which launched in 2025-26. Total expense in 2026-27 is $12.2 billion, an increase of $693 million, or 6 per cent from the 2025-26 third quarter forecast. Non-health related services account for $6.4 billion of total expense, an increase of $197 million from 2025-26 in anticipation of projected caseload growth. Health-related assisted living and continuing care services account for $5.9 billion of total expense, an increase of $495 million from 2025-26, primarily due to compensation increases within Assisted Living Alberta.

On July 1, 2026, the new Alberta Disability Assistance Program (ADAP) will start and disability income assistance applicants will be assessed for both ADAP and Assured Income for the Severely Handicapped (AISH) and placed in the program best suited to their unique situation. Albertans on ADAP will have access to the resources and tools they need to gain skills and work to their full potential, while those permanently unable to work will continue to receive the same benefits under AISH.

The maximum ADAP benefit rate will be set at $1,740 per month. Clients who transition from AISH to ADAP will receive a transition benefit of $200 per month, maintaining the maximum total benefit at the same level as AISH until December 31, 2027. As with AISH, ADAP benefit rates will be subject to the Alberta escalator policy annually, and former ADAP clients will continue to receive ongoing health benefits until age 65, regardless of employment income.

In 2026-27, a legislated maximum duration of six months will be implemented for all Income Support Expected to Work clients who are not meeting program obligations, with exemptions where appropriate. This change is expected to save $44 million in 2026-27, with savings to increase to $177 million by 2028-29. Increased investment in employment services and more intensive

Expense | Fiscal Plan 2026 – 29	83

case management support will help clients re-attach to the labour market and achieve financial independence. Employment and Income Support operating expense is estimated at $1.2 billion in 2026-27, an increase of $43 million or 3.7 per cent from 2025-26.

The Persons with Developmental Disabilities (PDD) program supports adults with developmental disabilities to live as independently as possible in their communities. Assisted Living and Social Services, engaging with the sector, is addressing the cost drivers facing PDD, achieving value-for-money in service delivery, and promoting transparency and consistency of prices for services across the province, that could potentially save up to $223 million by 2028-29. Operating expense for Disability Services is $1.8 billion in 2026-27.

Effective July 1, 2026, the start of the 2026-27 benefit year, seniors’ income thresholds for the Alberta Seniors Benefit will be reduced by 9 per cent, along with corresponding reductions for Special Needs Assistance for Seniors, and the grant component of the Seniors Home Adaptation and Repair Program thresholds, resulting in estimated savings of $23 million in 2026-27 and $31 million in 2027-28 and beyond. Alberta is tied for the highest income thresholds in financial assistance programs for seniors in Canada.

Ministry of Assisted Living and Social Services
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	39	39	49	53	51

Employment and Income Support	1,255	1,169	1,212	1,122	1,087

Disability Income Assistance	1,641	1,662	1,698	1,713	1,647

Disability Services	1,710	1,662	1,751	1,768	1,647

Homeless and Housing Supports Services	220	238	227	227	227

Community Supports and Family Safety	130	115	131	131	131

Seniors Services	32	34	34	35	38

Alberta Seniors Benefit	540	505	553	587	631

Housing	13	15	15	16	16

Public Guardian and Trustee Services	29	31	33	34	34

Continuing Care	283	264	282	368	615

Alberta Social Housing Corporation	292	292	308	323	314

Assisted Living Alberta	4,547	4,966	5,217	5,498	5,529

Total operating expense	10,732	10,991	11,510	11,875	11,967

Capital grants	476	450	628	715	725

Amortization / loss on disposals	57	61	61	61	61

Inventory consumption	33	33	33	33	33

Disaster and emergency	-	5	-	-	-

Total Expense	11,298	11,540	12,233	12,685	12,787

84	Expense | Fiscal Plan 2026 – 29

Keeping Albertans Safe
Public Safety and Emergency Services
Public Safety and Emergency Services is responsible for keeping Alberta communities safe and secure and assists with disaster and emergency preparations and activities. Total expense in 2026-27 is $1.5 billion, an increase of $60 million, or 4 per cent from the 2025-26 third quarter forecast.

Increases include $37 million for public sector compensation, $39 million for police support, $5 million for the expansion of the Police Review Commission, $3 million for combatting human trafficking, and a $16 million capital grant for the Safety Campus in the City of Beaumont. These increases are partially offset by a $39 million reduction from 2025-26 disaster and emergency expense which does not continue in 2026-27. Total expense grows by a further $8 million by 2028-29, mainly due to Alberta Sheriffs Police Service (ASPS) funding.

Public Security operating expense is $866 million in 2026-27, an increase of $39 million from 2025-26, driven mainly by investments in law enforcement across the province. This includes $24 million for the continued implementation of the ASPS and the establishment of a provincial DNA lab. The ASPS will augment and support police throughout Alberta, complement existing services, and advance the framework for delivering full community policing in smaller and rural communities. Work continues on the legislative and operating requirements to stand up the service. The new provincial DNA lab will streamline investigations, expand exhibit testing capacity, and reduce costs for the province and municipalities.

Correctional Services operating expense is $397 million in 2026-27, an increase of $34 million from 2025-26. This includes additional funding to expand Alberta’s electronic monitoring program, which supports community safety by providing 24/7 supervision of high-risk and repeat offenders. It also continues to provide for adults and youth under correctional authority to be safely and securely held in custody within 10 provincial correctional facilities or supervised in the community, and facilitates rehabilitative and educational programs for individuals in custody.

The Alberta Emergency Management Agency operating expense is $91 million in 2026-27, $5 million higher than 2025-26 forecast, primarily for efforts to reduce disaster risk, public education, and grants for specialty teams in emergency management. This will improve access to critical emergency management supports, continue building resilient and prepared communities, and meet the growing demand for consistent, responsive and effective emergency management support to municipalities across Alberta.

The newly formed Police Review Commission has an operating expense of $26 million in 2026-27. Launched in December 2025, it represents a significant shift in Alberta’s approach to addressing complaints about the conduct of police officers. As an independent, civilian-led commission, it replaces the previous system of police investigating police with a centralized body responsible for receiving, investigating and resolving conduct complaints.

Expense | Fiscal Plan 2026 – 29	85

Ministry of Public Safety and Emergency Services
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	10	11	12	13	13

Public Security	795	828	866	877	883

Correctional Services	347	364	397	405	405

Alberta Emergency Mgmt. Agency	84	86	91	92	92

Strategy, Support, Integrated Init.	14	15	19	19	19

Police Review Commission	22	22	26	27	27

Civil Forfeiture Fund	-	5	6	6	6

Victims of Crime, Public Safety Fund	39	40	40	40	40

Total operating expense	1,312	1,371	1,458	1,478	1,485

Capital grants	8	8	20	23	1

Amortization / loss on disposals	29	29	29	29	29

Inventory consumption	1	1	1	1	1

Disaster and emergency	-	39	-	-	-

Total Expense	1,350	1,449	1,509	1,531	1,517

Justice

Justice works to provide Albertans access to a fair and efficient justice system where the rule of law is upheld. Total expense is $773 million in 2026-27, up $22 million, or 2.9 per cent from the 2025-26 forecast. The increase is mainly a result of $19 million for public sector compensation and $3 million for Legal Aid Alberta. Total expense decreases by $15 million, to $758 million by 2028-29, reflecting a $21 million reduction in federal funding for legal aid services and the Gender-Based Violence Strategy. There is also $6 million in program review and workforce optimization savings, partially offset by an increase of $12 million for public sector compensation.

Operating expense for Court and Justice Services in 2026-27 is $288 million, an increase of $2 million from the 2025-26 forecast, to address higher volumes of court cases and to improve capacity to hear criminal and family matters in a timely manner.

The Alberta Crown Prosecution Service’s operating expense is $163 million in 2026-27, an increase of $9 million from the 2025-26 forecast, addressing the need for specialized prosecution services to detain and effectively prosecute violent criminals and gang members.

Operating expense for Administrative Law Programs increases by $4 million to $39 million in 2026-27, growing to $43 million in 2028-29, to establish the new Strategy and Policy branch to enhance legislative and policy capacity, strengthen system efficiency, reduce pressure on the courts and support the transition of traffic fines to SafeRoads.

Government is committed to a strengthened justice system, which provides Albertans with affordable and efficient access to justice, including timely legal help when necessary. The department will provide Legal Aid Alberta with a grant of $105 million in 2026-27 so vulnerable Albertans continue to have access to the high-quality legal counsel and services they need.

86	Expense | Fiscal Plan 2026 – 29

Ministry of Justice
(millions of dollars)
	2025-26		2026-27	2027-28	2028-29
	Budget	Forecast	Estimate	Target	Target

Operating expense:

Ministry Support Services	14	15	16	17	17

Court and Justice Services	276	286	288	291	291

Legal Services	76	80	83	85	85

Alberta Crown Prosecution Service	147	155	163	160	160

Strategy, Support, Integrated Init.	152	172	176	155	155

Administrative Law	34	36	39	43	43

Human Rights Educ. / Multicult. Fund	1	1	1	1	1

Total operating expense	700	744	766	751	751

Amortization / loss on disposals	7	7	7	7	7

Total Expense	707	751	773	758	758

Protecting the Environment and Responsibly Managing Our Resources

Environment and Protected Areas

Environment and Protected Areas is responsible for conserving Alberta’s diverse landscapes and biodiversity, supporting emissions reductions through innovation and technology, and protecting Alberta’s long-term environmental and economic prosperity. Total expense in 2026-27 is $484 million, a decrease of $61 million from the 2025–26 third quarter forecast of $545 million. The decrease is primarily from a reduction in Technology Innovation and Emissions Reduction Fund (TIER) expense, and a reduction in both operating and capital grants. Total expense increases by $9 million to $493 million by 2028-29, a 2 per cent increase. 2026-27 operating expense of $427 million is a decrease of $56 million, or 12 per cent from the 2025-26 third quarter forecast.

Alberta continues to protect the competitiveness of our industries and drive investments in clean technology with the TIER Regulation. The Regulation applies to large industrial emitters and voluntarily participating facilities such as smaller oil and gas operations, with close to 600 regulated facilities covering about 60 per cent of Alberta’s total carbon emissions. As a compliance option, regulated industry can pay into TIER if they do not meet emissions targets and if they opt not to use emissions reduction credits.

TIER spending of $434 million between 2026-27 and 2028-29 supports a suite of initiatives to reduce emissions, support clean technology development and help Albertans adapt to climate change. Starting in 2026-27, “direct investment” amendments will allow companies to meet their TIER obligations by investing directly into on-site emissions reduction technologies, providing more flexibility for industry to modernize their infrastructure. As of May 2025, the TIER price was frozen at $95 per tonne, a move intended to maintain industrial competitiveness.

Expense | Fiscal Plan 2026 – 29	87

Budget 2026 includes funding of $404 million over the next three years from the TIER Fund for Emissions Management. This provides support for technology developments in a range of priority areas, including: methane emission reductions, drilling innovations and industrial emissions reductions. This includes funding that will increase the economic competitiveness and environmental sustainability of Alberta’s commercial and industrial sectors.

Alberta’s government, in partnership with the federal government and the forestry industry, coordinates the restoration of critical caribou ranges for the long-term survival of the species. To accelerate this work, Alberta launched a massive habitat restoration initiative in 2025, supported by over $83 million in dedicated funding, of which $14.9 million annually is committed over the next three years.

Alberta’s government coordinates the conservation of ecologically sensitive areas by partnering with non-profit organizations and landowners to conserve natural landscapes through the Land Stewardship Fund which delivers two grant programs, Private Land Conservation Program (PLCP) and Ecosystem Services Grant Pilot Program (ESGP). These grant programs have $5 million in combined annual funding over each of the next three years. The PLCP offers conservation easements for set periods, such as 50 years, rather than requiring perpetual commitments, making participation more accessible for Alberta’s farmers and ranchers. The ESGP provides grant funding to nonprofit organizations, non-governmental organizations and municipalities to deliver ecosystem services programs for landowner payments for the conservation of natural landscapes. Ecosystem services are the benefits that Albertans will receive from nature.

Forestry and Parks

Forestry and Parks protects our forests, preserves provincial parks, enables public land access, manages sustainable rangelands and grazing leases, supports sustainable hunting and fishing programs and promotes environmentally responsible wood products.

Total expense in 2026-27 is $421 million, a decrease of $761 million or 64.4 per cent from the 2025-26 third quarter forecast. The decrease is primarily due to $756 million in 2025-26 disaster and emergency expense which does not continue in 2026-27. Total expense decreases by $10 million to $411 million by 2028-29, a 2.5 per cent decrease. 2026-27 operating expense is $380 million, a decrease of $4 million or 1 per cent from the 2025-26 third quarter forecast. This is due to savings of $14 million in 2026-27 through reductions in programs such as the provincial grazing reserves and hunting and angling conservation grants, partially offset by $10 million in increases related to public sector compensation and budget transfers from other ministries.

In 2025 Alberta experienced another active wildfire season, with an above-average number of wildfires (1,225) burning slightly more area than the five-year average, at more than 681,000 hectares. Alberta Wildfire was prepared for wildfire season by its official start on March 1 with firefighters, equipment and aircraft in place for any early activity. The season saw the successful use

88	Expense | Fiscal Plan 2026 – 29

of innovations such as night vision-enabled helicopters and hoist crews to support wildfire response in a variety of challenging conditions. In addition to more than 1,200 Alberta firefighters and support staff, the province once again received more than a thousand additional firefighters and specialist help from across Canada and around the world. Alberta also deployed firefighters to Manitoba and California to help their fight large-scale wildfires.

Alberta continues planning for the 2026 wildfire season by hiring firefighters and support workers and ensuring contracts are in place for equipment, aircraft and contracted workers.

Energy and Minerals

Energy and Minerals manages Alberta’s non-renewable resources so that they are developed responsibly and bring value to Albertans as the resource owners. Alberta’s subsurface resources include the fourth-largest proven oil reserves in the world, significant natural gas and coal resources, geothermal heat, pore space and metallic and industrial minerals.

Total expense in 2026-27 is $894 million, a decrease of $133 million or 13 per cent from the 2025-26 third quarter forecast, primarily from a $189 million reprofile in capital grants in the Alberta Petrochemical Incentive Program and the Carbon Capture and Storage Program. This is partially offset by increases of $26 million in estimated costs for marketing and transporting crude oil barrels received as royalties in-kind rather than in cash, $22 million for Alberta Energy Regulator and Orphan Well Association operations offset by industry levies, and $5 million for litigation.

Total expense increases by $137 million to $1 billion by 2028-29, a 15 per cent increase from 2026-27. 2026-27 operating expense of $865 million is an increase of $55 million, or 7 per cent from the 2025-26 third quarter forecast.

Energy and Minerals has introduced a modernized mineral regulatory framework and enacted the Mineral Resource Development Act to enable the Alberta Energy Regulator as the lifecycle minerals regulator. This change enables the government to support new resource opportunities like lithium, uranium, vanadium, nickel, potash and rare-earth minerals alongside existing mineral operations.

Budget 2026 includes a $7 million expense to support a pre-feasibility study of a bitumen pipeline to the west coast of British Columbia. The Memorandum of Understanding between the Government of Canada and Alberta, designating the pipeline project as one in the national interest, and boosting its significance to the Federal Major Projects Office under the Building Canada Act, is a strategic opportunity to renew dialogue, attract investment and expand the vision of Canada as an energy superpower.

Expense | Fiscal Plan 2026 – 29	89

The Alberta Energy Regulator’s expense is $283 million in 2026-27, an increase of $11 million from 2025-26, mainly for additional mineral strategy projects, staffing costs, contractual escalators and inflation across technology platforms, cybersecurity tooling, facilities, utilities, and essential professional services.

Orphan Well Association expense is $155 million in 2026-27, an increase of $10 million from 2025-26 third quarter forecast. Expense increases by $11 million and then $12 million in the following two years, reaching $177 million in 2028-29, all funded by increases to the Orphan Fund Levy, to continue progress on addressing orphaned and inactive oil and gas sites.

Sustaining Alberta’s Growth

Executive Council

Executive Council supports the Premier, Cabinet, and ministries in advancing Alberta’s priorities nationally and globally. Communications and Public Engagement delivers centralized communications, engagement and marketing support for all government departments.

Operating expense is $104 million in 2026-27, an increase of $4 million or 4 per cent from 2025-26, primarily for public sector compensation.

Jobs, Economy, Trade and Immigration

Jobs, Economy, Trade and Immigration works to enhance Alberta’s competitive advantage through programs geared to developing a skilled workforce attracting investment, increasing trade, promoting safe, fair and healthy workplaces and fostering inclusive, multicultural communities.

Total expense in 2026-27 is $422 million, a decrease of $38 million or 8 per cent from the 2025-26 forecast, primarily from a $35 million reduction to the Film and Television Tax Credit, one-time funding of $27 million in 2025-26 to support the Alberta Training Centre of Excellence for Aviation and Aerospace, $10 million with the conclusion of the Alberta is Calling Moving Bonus, and reductions of $2 million in Ethnocultural Grants and $2 million for the Invest Alberta Corporation. These decreases are partially offset by increases of $14 million for employer and youth focused workforce initiatives, $13 million for the Investment and Growth Fund, $6 million for public sector compensation, $2 million for the Appeals Commission’s Advisory Office and $2 million for the Heroes’ Fund.

Total expense decreases by $22 million to $399 million by 2028-29, or 5 per cent, mainly due to the conclusion of the federal labour market agreement for Tariff Workforce Supports and the Coal Workforce Transition Program. In 2026-27, $149 million in operating expense is allocated to support investment attraction, foster regional economic development and enhance internal and international trade. This includes $60 million for the Film and Television Tax Credit, $28 million for the Investment and Growth Fund, and $15 million for the Invest Alberta Corporation.

90	Expense | Fiscal Plan 2026 – 29

Programs designed to meet Alberta’s evolving labour market needs include workforce development, training and upskilling initiatives, and the attraction, support and retention of skilled immigrants through investments of $115 million in workforce strategies and $16 million for economic immigration programs and services.

Workplace safety is supported through $81 million for labour relations, occupational health and safety and employment standards, while $20 million is allocated to support multicultural and newcomer supports and anti-racism initiatives to help Albertans from diverse backgrounds achieve their full potential.

Agriculture and Irrigation

Agriculture and Irrigation supports the growth, diversification and long-term sustainability of Alberta’s agriculture, agri-food sector and water resource management.

Total expense in 2026-27 is $963 million, a decrease of $741 million or 43 per cent from the 2025-26 third quarter forecast, primarily due to $705 million in disaster and emergency expense that does not continue in 2026-27. The remaining decreases of $36 million include $20 million in reduced Moisture Deficiency Insurance, $11 million in lower bad debt provisions and $4 million transferred to capital investment for software development. Total expense decreases by $47 million to $916 million by 2028-29, a 4.8 per cent decrease, due to decreases of $55 million in capital grants, $6 million in reinsurance costs and $1 million in amortization, partially offset by increases of $13 million for support to agricultural producers and $2 million for public sector compensation. 2026-27 operating expense is $828 million, a decrease of $40 million or 4.6 per cent from 2025-26.

The 2025-26 disaster expense of $705 million consists primarily of $619 million in crop insurance indemnities from last year’s drought conditions. Agriculture disaster and emergency assistance has averaged $978 million per year over the last ten years, reaching as high as $2.9 billion in 2021-22.

Agriculture support and insurance programs delivered by the Agriculture Financial Services Corporation are estimated at $605 million in 2026-27, a decrease of $25 million from 2025-26. This is due in part to lower insurance costs due to changes in actuarial methodologies, changes in reinsurance rates, growing fund balances and decreasing commodity prices.

Tourism and Sport

Tourism and Sport fosters growth and diversification of Alberta’s tourism and sport sectors by partnering with various internal and external stakeholders to position Alberta as a leading tourist destination, grow Alberta’s amateur sport system, and attract major sport events.

Total expense in 2026-27 is $127 million, a decrease of $8.4 million or 6.2 per cent from 2025-26 third quarter forecast, primarily due to a decrease in capital grants from one-time funding for the Strathmore Event Centre.

Expense | Fiscal Plan 2026 – 29	91

Indigenous Relations

Indigenous Relations works with Indigenous communities, other levels of government, industry and other stakeholders to support strong, vibrant Indigenous communities and people fully participating in Alberta’s prosperity.

Total expense in 2026-27 is $268 million, an increase of $11 million or 4.5 per cent from the 2025-26 third quarter forecast. Increases from 2025-26 include $12 million in iGaming revenue and $8 million of on-reserve casino gaming revenue transferred to the First Nations Development Fund (FNDF) as per FNDF agreements. The $20 million will be allocated to First Nations’ social, economic and community development projects. Since 2006, over $2 billion in on-reserve gaming revenue has funded approximately 5,000 community-based projects. The Fund is projected to receive $179 million in 2026-27, increasing to $184 million by 2028-29. Funding from iGaming revenue is expected to be $12 million in 2026-27, increasing to nearly $17 million by 2028-29.

These increases are partially offset by a decrease of $6 million in capital grants due to project completion in 2025-26, and a decrease of $4 million in the Metis Settlements Appeal Tribunal program due to one-time funding in 2025-26.

Affordability and Utilities

Affordability and Utilities works to modernize Alberta’s utility systems, striking a balance between affordability, reliability and sustainability. Operating expense for 2026-27 increases by $7 million or 5 per cent from 2025-26. The Renewable Electricity Program is forecast to decrease by $14 million in 2026-27 based on higher electricity prices which means lower payments to operators.

Work to reform Alberta’s utilities sector continues, including implementation of the Restructured Energy Market, other regulatory reforms supporting Alberta’s data centre strategy, and development of a provincial nuclear roadmap.

Alberta’s electricity demand is projected to double by 2050. Alberta’s government is contemplating how nuclear energy, particularly small modular reactors, could help to offer reliable, 24/7 baseload power that complements intermittent renewable generation. In 2026-27 the government has budgeted $530,000 to engage with Albertans, Indigenous communities, organizations, technical experts and other stakeholders on collaborative, informed planning for potential future nuclear projects.

Budget 2026 includes saving of $2.3 million from the Rate of Last Resort surcharge. The education and engagement campaign funded by the surcharge have led more Albertans to shift from volatile default rates to competitive plans, improving long-term affordability for consumers.

92	Expense | Fiscal Plan 2026 – 29

Other Ministries

Arts, Culture and Status of Women

Arts, Culture and Status of Women supports artists and arts organizations, works to strengthen the non-profit sector and grow cultural industries, works to advance gender equality and end gender-based violence, and operates museums, heritage sites and the Jubilee Auditoria. Total expense is $199 million in 2026-27, a decrease of $24 million from the 2025-26 third quarter forecast, primarily due to decreases of $26 million in capital grants, including returning the Community Facility Enhancement Program to $25 million following a temporary three-year increase. These are partially offset by an increase of $3.5 million in funding to the Alberta Foundation for the Arts.

Total expense increases by $38 million to $237 million by 2028-29, or by 19 per cent from 2026-27, primarily from increased capital grants of $32 million for the Arts Commons (Werklund Centre) and Olympic Plaza Transformation in Calgary, $12 million for Contemporary Calgary – Centennial Planetarium Transformation, and $4.5 million for the Alberta Foundation for the Arts. These are partially offset by a net decrease of $11 million in federally-funded programs and other capital grants.

Municipal Affairs

Municipal Affairs supports Alberta municipalities by providing governance frameworks, funding programs, managing public services in Special Areas, providing administrative services to improvement districts and oversight mechanisms that enable safe, viable, and sustainable local governments. Municipal Affairs administers grant programs, supports infrastructure investment and oversees the Safety Codes Council.

Total expense in 2026-27 is $1.4 billion, a decrease of $18 million or 1 per cent from 2025-26. Decreases of $24 million in Local Government Fiscal Framework and Alberta Community Partnership grants, $16 million in federally-funded capital programs, $15 million from the conclusion of the Calgary Event Centre project, and $3 million for the Jasper revenue stabilization payment in 2025-26, are partially offset by a $20 million increase for grants in place of taxes, to restore the grants to 100 per cent of the eligible tax amount, $13 million for the Edmonton Event Park, and a net $7 million for public sector compensation, Safety Codes Council and an assessment model review.

Total expense increases by $110 million to $1.5 billion by 2028–29, representing an 8 per cent increase, primarily due to a $96 million increase in Local Government Fiscal Framework capital grants, $13 million for the final year of the Edmonton Event Park project, $11 million in federally-funded capital grants, and $4 million for growth in the grants in place of taxes program, slightly offset by a $14 million reduction as the federal Investing in Canada Infrastructure Program ends in 2026-27.

Expense | Fiscal Plan 2026 – 29	93

Transportation and Economic Corridors

Transportation and Economic Corridors is responsible for development and maintenance of Alberta’s transportation network and water management infrastructure, and for safety standards, compliance and training.

Total expense in 2026-27 is $3.1 billion, an increase of $463 million or 18 per cent from the 2025-26 third quarter forecast, mainly due to a $446 million increase in capital grants, primarily for the Edmonton and Calgary light rail transit projects, a $40 million increase in amortization expense based on current and forecast capital assets and $6 million for public sector compensation. These are partially offset by decreases of $24 million primarily due to commercial driver training grants ending and $4 million in lower debt servicing costs related to public-private partnerships as a larger share of payments are going to the principal resulting in decreasing interest. Total expense decreases by $640 million to $2.5 billion by 2028-29, primarily as a result of a $734 million decline in capital grants, mainly due to anticipated construction progress and completion of municipal infrastructure projects funded by the federal government and provincial funding for municipal projects for water infrastructure and transit and transportation, as well as $8 million in lower debt servicing costs, and $4 million from the conclusion of the Airport Gateway strategy. These are partially offset by an increase of $105 million in amortization.

Infrastructure

Infrastructure builds and maintains public infrastructure, provides innovative and responsible solutions to support planning and delivery of public infrastructure for effective and accessible programs and services, and administers accommodation for government.

Total expense in 2026-27 is $961 million, an increase of $54 million or 6 per cent from 2025-26, primarily from a $30 million increase to demolish the former Royal Alberta Museum, $10 million for the Edmonton Downtown and Coliseum site improvements, $10 million for increased amortization expense based in current and forecast assets, and $5 million for public sector compensation. Total expense decreases by $44 million to $918 million by 2028-29 primarily from finishing the demolition of the former Royal Alberta Museum, closing the Swan Hills Treatment Centre, a continued decline in amortization, conclusion of one-time expense in 2026-27 and lower inventory consumption expense, partially offset by a net $11 million in increases for the Edmonton Downtown project and public sector compensation.

Service Alberta and Red Tape Reduction

Service Alberta and Red Tape Reduction supports other ministries in efficient and modernized delivery of programs and services, is responsible for consumer and registry services, including the land titles system, and for liquor, gaming, and cannabis regulation and administration. Total expense in 2026-27 is $206 million, an increase of $10 million from the 2025-26 third quarter forecast, with increases of $5 million for public sector compensation,

94	Expense | Fiscal Plan 2026 – 29

$4 million for registries modernization, $2 million for the flow-through of revenue earned at horse race facilities to Horse Racing Alberta, $2 million for health care card modernization, $1 million for the new Condominium Dispute Resolution Tribunal, and $1 million to address the payment card industry compliance standards, partially offset by $5 million in various savings initiatives.

Total expense decreases by $2 million, to $204 million by 2028-29, with a decrease of $6 million due to the conclusion of temporary staff hired to address the Land Titles backlog partially offset by increases of $2 million in public sector compensation and $2 million for flowing-through gaming revenue to Horse Racing Alberta and Airport Entertainment Centres.

Technology and Innovation

Technology and Innovation fosters economic diversification by partnering with innovators, entrepreneurs, and businesses, funds research and emerging technologies, and enhances productivity and effectiveness through modernizing government processes and information management.

Total expense in 2026-27 is $1.1 billion, up $97 million or 10 per cent from the 2025-26 third quarter forecast, with increase of $80 million for the Broadband Strategy, $40 million for modernizing government technology including the Digital Regulatory Assurance and Bridge Management Systems, $25 million for the Innovation Employment Grant, and $11 million for public sector compensation. These increases are partially offset by reductions of $26 million from the completion of Alberta Technology Innovation Strategy initiatives and other grants, $28 million in savings from contract retendering and hiring employees rather than utilizing high-cost contracts and $5 million in decreased amortization expense.

Total expense decreases by $198 million to $904 million by 2028-29, mainly due to a $183 million decrease from the completion of Broadband Strategy funding and $15 million in savings primarily from contract retendering and contractor-to-employee conversions.

Treasury Board and Finance

Treasury Board and Finance is responsible for financial and human resources management in government, and provides policy and regulatory oversight for the financial securities, insurance and pension sectors.

Excluding contingency, total expense in 2026-27 is $5.1 billion, an increase of $321 million from the 2025-26 third quarter forecast. This is due to increases of $490 million in debt servicing costs and $55 million in operating expense, partially offset by a $211 million decrease in non-cash pension provisions. 2026-27 total expense consists of $2.1 billion in operating expense, $12 million in amortization, $3.3 billion in debt servicing, and a negative $322 million pension provisions expense to recognize a decrease in pension plan unfunded liabilities. Total expense increases by $1.5 billion to $6.5 billion by 2028-29, a 29 per cent increase, driven primarily by debt servicing costs.

Expense | Fiscal Plan 2026 – 29	95

The new Care First auto insurance system will launch on January 1, 2027. The system will ensure Albertans injured in motor vehicle accidents have access to enhanced treatment and recovery benefits without litigation. Additional funding of $10 million is provided in 2026-27 to support continued technology development and implementation, fully offset by revenue collected from insurers. This additional funding decreases by 2028-29 with the full implementation of the new insurance model.

As noted previously, the 2025-26 $4 billion contingency has been fully allocated to other categories of expense and other ministries. In 2026-27, the contingency is being reduced to $2 billion as the impacts of collective bargaining have been included in ministry targets.

Public Sector Compensation

Alberta’s rapidly growing population increases demand on public services such as health care, education, and other core services delivered directly by government. Collective bargaining agreements with employment unions across the province were negotiated and ratified in 2025-26 resulting in cost of living increases of three per cent per year, market adjustments and other monetary provisions to address workforce attraction and retention in a competitive market. Ratified agreements include those for the Alberta Teachers’ Association, the Alberta Union of Provincial Employees in government departments and several health unions – United Nurses of Alberta, Professional Association of Resident Physicians of Alberta, Health Sciences Association of Alberta, auxiliary nurses and oncologists. Additional collective agreements remain in negotiation, but amounts for anticipated outcomes have been included in

Budget 2026. New funding for public sector compensation related to the actual and anticipated agreement outcomes included in Budget 2026 is $3.7 billion in 2026-27, $4.1 billion in 2027-28 and $4.9 billion in 2028-29.

In line with the government’s commitment to improve classroom size and complexity issues in the province, and to address pressures resulting from the province’s growing population, increases in public sector compensation over the next three years also include the financial impact of hiring 3,000 new teachers and 1,500 education assistants.

As a result, total public sector compensation is increasing over the next three years to provide needed public services to Albertans.

96	Expense | Fiscal Plan 2026 – 29

Compensation for Alberta’s Public Sector

(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Health entities	10,619	10,453	10,970	12,569	13,297	13,426

School jurisdictions	6,969	7,537	7,484	8,335	8,846	8,975

Post-secondary institutions	4,007	4,155	4,242	4,381	4,494	4,590

Alberta public service (depts.)	3,278	3,331	3,645	3,883	3,952	3,927

Other government agencies	842	1,023	1,002	1,063	1,110	1,152

Total employee compensation	25,716	26,498	27,343	30,231	31,700	32,069

Physician comp. and develop.[a]	6,965	6,659	7,620	7,739	8,175	8,756

Total	32,681	33,157	34,963	37,970	39,875	40,825
[a] Excludes non-compensation expense included in the Ministry of Primary and Preventative Health Services’ and Ministry Hospital and Surgical Health Services’ operating expense on page 75 and 76.

Expense | Fiscal Plan 2026 – 29	97

BLANK PAGE

98	Expense | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Capital Plan

99

2026 Capital Plan	101

Focused On Vital Infrastructure	101

Protecting Quality Health Care	102

Expanding Educational Infrastructure	103

Municipal Infrastructure Support	104

Family, Social Supports and Housing	105

Roads and Bridges	106

Skills for Jobs	106

Capital Maintenance and Renewal	107

Streamlining Service Delivery	108

Public Safety and Emergency Infrastructure	108

Agriculture, Natural Resources and Business Development	108

Arts, Sports and Recreation	109

Schools, Universities, Colleges and Health Entities (SUCH Sector)	110

2025-26 Forecast	110

Capital Planning	111

Capital Plan Details	112

Note: Amounts presented in tables may not add to totals due to rounding.

100	Capital Plan | Fiscal Plan 2026–29

2026 Capital Plan

Focused On Vital Infrastructure

The Budget 2026 Capital Plan focuses on building communities and maintaining important public infrastructure that supports families and businesses. The government is investing to expand capacity in the education and health care systems, support skills development and training, build roads and bridges to support economic activity and spur private investment and growth.

The 2026 Capital Plan allocates $28.3 billion over the next three years, a $2.2 billion increase from Budget 2025, and provides funding for public infrastructure facing capacity pressures, including schools and health care facilities. The funding also supports investments in Alberta’s growth, enabling opportunities for private sector participation and supporting over 31,000 direct jobs and 14,500 indirect jobs annually through 2028-29.

The highlights of the 2026 Capital Plan over the next three years include:

• $4.9 billion for health infrastructure, $1.3 billion more than Budget 2025, to build a health care system that supports the growing needs of both rural and urban communities in Alberta.

•

$3.3 billion for education infrastructure (Kindergarten to Grade 12), an increase of $712 million from Budget 2025. This investment supports planning, design, and construction of about 160 school projects, as part of the government’s commitment to create more than 200,000 new and modernized student spaces by 2032.

•

$7.1 billion in municipal infrastructure support, including $2.4 billion for light rail transit (LRT) projects in Edmonton and Calgary and $443 million for municipal water and wastewater grant programs.

•

$4.2 billion, an increase of $454 million from Budget 2025, in Capital Maintenance Renewal (CMR) for preserving and maintaining existing capital assets such as roads and bridges, health facilities, schools, post-secondary institutions (PSIs), other government facilities and information technology.

• $1.1 billion for social infrastructure supports, including affordable housing, lodges, and Indigenous housing.

• $2.7 billion, an increase of $180 million from Budget 2025, for highway twinning, expansion and other projects for Alberta’s network of provincially owned roads and bridges.

• $785 million for the development, expansion and modernization of PSIs that facilitate skills development.

• $504 million to support public safety and emergency preparedness and response.

Capital Plan | Fiscal Plan 2026–29	101

Alberta’s three-year Capital Plan consists of 12 envelopes across various program functions. Health care and education infrastructure together account for 29 per cent of the Capital Plan. The government continues to support municipal infrastructure, which accounts for 25 per cent of the Capital Plan.

Budget 2026 – Capital Plan Envelopes

(millions of dollars)

Protecting Quality Health Care
The government is refocusing the health care system to provide care where and when Albertans need it. Budget 2026 supports these efforts by allocating $4.9 billion over three years to alleviate pressures in hospitals and emergency rooms, provide continuing care spaces, and expand access to mental health and addiction recovery spaces.

Investments that create additional capacity in the near term include $63 million for developing shelled and vacant spaces in existing hospitals, and $39 million for urgent care centres to reduce pressures in emergency rooms.

Funding is also allocated to continue planning for larger projects and facilities that will significantly expand health care capacity, including $7 million for planning the In-Patient Towers at Grey Nuns and Misericordia Community Hospitals, $5 million to support the Royal Alexandra Hospital Redevelopment Planning, and $38 million for the Stollery Children’s Hospital.

Funding in Budget 2026 continues to support major health projects that are underway including: $1 billion for the Red Deer Regional Hospital Centre Redevelopment, $923 million for the Continuing Care Capital Program,

102	Capital Plan | Fiscal Plan 2026–29

$330 million for the Medical Device Reprocessing Upgrades Program, $319 million for Compassionate Intervention Centres, and $284 million for the Alberta Surgical Initiative Capital Program.

Highlights of other health care projects and initiatives in Budget 2026 include:

•

$280 million over the next three years, including $149 million in new funding, for the Diagnostic Imaging Enhancement Program. The program modernizes and expands Alberta’s diagnostic imaging and cancer care capacity by replacing end-of-life equipment, introducing advanced technologies, and increasing system capacity to meet rising demand.

•

$74 million over the next three years for the Cardston Health Centre Replacement project. The new hospital will replace one of Alberta’s oldest hospitals (built in 1959) and provide health services to the Town of Cardston, the Blood Tribe Reserve and other nearby communities.

The Cardston Health Centre Replacement project supports the delivery of rural health care.

•

$60 million for the Laboratory Services Enhancement Program to upgrade laboratory diagnostic equipment, expand capacity and add artificial intelligence integration technology to improve patient services.

•

$59 million over the next three years towards a $445 million total investment for developing a catheterization laboratory at the Chinook Regional Hospital, and enhancing intensive care unit (ICU) capacity at the Medicine Hat Regional Hospital and Chinook Regional Hospital in Lethbridge.

•

$60 million over the next two years, including $50 million in new funding, for the Rural Hospital Enhancement Program to address building conditions and increase capacity in rural health facilities across the province.

Expanding Educational Infrastructure

This government is committed to increasing school capacity across the province through building new schools, modernizing or replacing existing schools, and expanding existing schools with modular classrooms. The Schools Now program, launched in September 2024, accelerates school construction projects, expands modular classrooms and supports educational choice through capital support for public charter schools.	Including new school projects approved in Budget 2026, there are 160 school projects underway, with 30 school projects under construction.
Budget 2026 allocates $3.3 billion over three years for Kindergarten to Grade 12 schools, an increase of $712 million from Budget 2025. Highlight of Budget 2026 funding includes:

• $600 million over the next three years for the Modular Classroom Program to add approximately 17,000 new spaces to address immediate enrolment needs.

•

$110 million, including $44 million in new funding, to support the planning and design of 30 new school projects and the replacement and modernization of an additional 10 schools, including a charter school. These projects will create about 30,000 new and modernized spaces across the province.

Capital Plan | Fiscal Plan 2026–29	103

Including CMR funding and school boards self-financed contributions, the total funding allocated towards expanding educational infrastructure is $4.1 billion.	• $90 million in capital funding for independent schools to support the government’s commitment to expanding choice in education for Alberta families.
The Government of Alberta is committed to developing 200,000 student spaces by 2032 and approved additional funding in 2025-26 for projects that advanced from planning to design to construction. In 2025-26, over 11,000 student spaces will be created, including from 14 new or renovated schools and modular classrooms.

Annual New Student Spaces Projection

Municipal Infrastructure Support

The province provides substantial funding that enables municipalities to advance essential infrastructure projects. Budget 2026 allocates $7.1 billion over the next three years, or 25 per cent of the total Capital Plan, toward Municipal Infrastructure Support.

The LGFF allocation for 2028-29 will be published at the time of the 2026-27 First Quarter Fiscal Update.	This funding includes $3.9 billion over the next three years for municipal community infrastructure projects and programs, including the Local Government Fiscal Framework (LGFF). The LGFF provides funding to municipalities to help them advance their local priorities.

Budget 2026 also invests in new strategic municipal projects, including:

•

$39 million over the next three years for site servicing to accommodate development of the Innovation Park in Beaumont, including a training facility to be developed by the Alberta Motor Transport Association.

•

$66 million over two years starting in 2027-28 to replace the Smith Bridge that spans the Athabasca River in the Municipal District of Lesser Slave River. The new bridge will meet current standards and accommodate over-height loads. This project will improve access for local industries and residents in the Slave Lake region.

104	Capital Plan | Fiscal Plan 2026–29

The Capital Plan includes $2.8 billion over the next three years for municipal transportation projects and programs, such as the Strategic Transportation Infrastructure Program that supports small and medium-sized municipalities to build or repair transportation assets, extend their useful life or enhance safety. The government also continues to invest in light rail transit projects in Calgary and Edmonton with $2.4 billion in provincial and federal funding.

The Capital Plan allocates $443 million over the next three years for supporting small and mid-sized municipalities to build or enhance water and wastewater infrastructure.

The Alberta government continues

to support major projects

underway, such as Edmonton

and Calgary LRTs, Calgary

River District, Event Centre and

Community Rink, and Edmonton

Downtown and Coliseum

Site Improvements.

Trend of Municipal Infrastructure Support
(millions of dollars)

Family, Social Supports and Housing

Budget 2026 allocates $1.1 billion over the next three years to enhance affordable housing and social supports across the province. Combined with CMR funding, Family, Social Supports and Housing has nearly $1.3 billion in funding. Key initiatives include:

•

$768 million for the Affordable Housing Partnership Program to support the goal of creating 13,000 affordable housing units.

•

$150 million for the Lodge Modernization Program to build and modernize seniors’ lodges.

•

$75 million for the Indigenous Housing Capital Program to construct, purchase, or redevelop housing for Indigenous peoples.

•

$2.2 million starting in 2028-29 towards replacement of four group homes for children and youth in care.

•

$4 million over the next three years in new funding to upgrade women’s shelters in Alberta.

Stronger Foundations is Alberta’s

10-year strategy to improve and

expand affordable housing. Since

the launch in 2021, this program

has supported the construction of

6,856 new affordable housing units.

Capital Plan | Fiscal Plan 2026–29	105

Roads and Bridges

Including CMR funding, the total capital funding allocated to roads and bridges is $4.6 billion over three years.	Roads and bridges are key infrastructure assets that enable economic growth. The network of roads and bridges connects municipalities and communities throughout Alberta, supports jobs and improves the safe and efficient flow of industrial, commercial and passenger traffic. Budget 2026 allocates $2.7 billion over the next three years to develop provincially owned roadways.

Budget 2026 includes funding for the following projects:

• $152 million for Highway 3 Twinning (Seven Persons to Medicine Hat) improving access to industrial and agricultural centres throughout Southern Alberta.

• $50 million for replacing the Highway 33 Bridge over the Athabasca River, near Fort Assiniboine.

• $193 million, includes $40 million in new funding, for the design of road networks within Multiple Engineering Projects including:

– Highway 16 Six to Eight Lane Conversion (Spruce Grove to West of Edmonton)
– Highway 40 Twinning Canfor Road to Township Road 700 (Grande Prairie region)
– Highway 63 Twinning (Grasslands to Edmonton)

Some of the transportation projects currently underway in northern Alberta include: $116 million for Highway 60 Capital Improvements, $106 million for Highway 63 Twinning North of Fort McMurray, just south of Mildred Lake to Peter Lougheed bridge on the Athabasca river, and $81 million for Highway 40 Grade Widening between Grande Cache and Hinton.

In central and southern Alberta, some of the transportation projects currently underway include: $279 million for Highway 11 Twinning from Red Deer west to Rocky Mountain House, $266 million for Deerfoot Trail Upgrades, $146 million for Highway 2 Balzac Interchange Replacement, and $65 million for Highway 1A Upgrades near Stoney First Nation.

Skills for Jobs

Including capital projects, CMR funding and post-secondary self-financed contributions, the total funding supporting Skills for Jobs is $1.8 billion over the next three years.

Investing in post-secondary facilities will support expanding student capacity and developing a skilled workforce. The government’s investment of $785 million over the next three years for PSI projects supports the growing demand for skilled professionals and strengthen Alberta’s workforce.

Budget 2026 includes the following investments:

•

$384 million over three years towards a $560 million total investment for the NAIT Advanced Skills Centre. This project is designed to address Alberta’s growing demand for skilled trades and technology professionals by adding 5,500 learning spaces.

•

$160 million for the development of the Multi-Disciplinary Hub at the University of Calgary for enhancing research and expanding capacity in science-related programs.

106	Capital Plan | Fiscal Plan 2026–29

• $35 million for the development of the University of Lethbridge’s Rural Medical Teaching School.

• $7 million for the Lakeland College – Beef Yard Upgrade and Expansion Horse Pen Relocation. The project will expand agricultural education training spaces at the Vermilion campus.

•

$5 million to support planning for the health care program expansion at Bow Valley College and $2 million for planning the Centre for Community Wellness at Medicine Hat College, providing modern and integrated learning spaces.

Capital Maintenance and Renewal

Budget 2026 includes $4.2 billion over the next three years, 15 per cent of the total Capital Plan, for Capital Maintenance and Renewal. Proactive investment in capital maintenance is essential to preserving the condition and functionality of existing assets, helps to extend their lifespan, minimizes the risk of emergency repairs, and reduces the long-term need for new construction.	The annual growth in CMR investment reflects the government’s commitment to supporting provincial infrastructure needs.

Budget 2026 CMR Allocations
(millions of dollars)

Capital Plan | Fiscal Plan 2026–29	107

Streamlining Service Delivery

Alberta’s government is working to streamline how services are delivered, cutting red tape and investing $1.2 billion over three years in information technology and modernization of government systems and databases that serve Albertans. The Capital Plan includes funding to support the implementation of Care First auto insurance in Alberta. The digital platform will enable data sharing and coordination between care providers and insurers to monitor health outcomes and provide more timely and responsive service to those receiving care.

Other initiatives include $71 million for government’s systems modernization to provide a more secure and agile digital environment. Ongoing projects include $183 million for the Alberta Broadband Strategy to provide more Alberta households access to higher speed internet, $97 million for registry system modernization and $84 million for health-related information technology projects.

Public Safety and Emergency Infrastructure

Budget 2026 allocates $504 million over three years to support projects and programs to protect Albertans. This includes $103 million for flood mitigation projects and $38 million for wildfire management projects.

The government has successfully completed the procurement of five waterbombers. These waterbombers will add to the government’s wildfire management capabilities and help better protect our communities. Delivery of these aircrafts is expected to begin in early 2031. Funding for the waterbombers will be shown in future capital plans.

Budget 2026 Capital Plan allocates $344 million over three years for justice, enforcement and correctional facilities, including:

• $124 million for developing a new facility for the Office of the Chief Medical Examiner in Edmonton.

• $67 million for the Court of Appeal facility in Calgary.

•

$5 million for the Provincial Forensic DNA Laboratory. This new, provincially operated facility will accelerate forensic biology case processing, enhance public safety and help improve the efficiency of Alberta’s justice system.

• $9 million to establish permanent offices for the Police Review Commission in Edmonton and Calgary to support the provision of responsive and independent police oversight.

108	Capital Plan | Fiscal Plan 2026–29

Agriculture, Natural Resources and Business Development

Budget 2026 allocates $585 million over three years to support Alberta’s agricultural sector and promote business development. This includes $80 million in a joint investment with irrigation districts and the Canada Infrastructure Bank to expand irrigated areas, and $57 million to rehabilitate existing irrigation infrastructure.

Budget 2026 includes $9 million for the Cooperative Seed Processors Program to support Alberta’s farmer-run seed processing facilities to upgrade aging infrastructure, equipment and technology.

Stewardship of Alberta’s natural environment requires mitigating harm or damage to the ecosystem. The 2026 Capital Plan provides $39 million in funding to repair water course crossings that are important to the recovery of fish species, including native trout species-at-risk and Arctic grayling. The 2026 Capital Plan also includes $5 million to construct a permanent roadside pull-out for the Cold Lake watercraft inspection station that will enhance road safety and compliance with the Fisheries (Alberta) Act.

The Alberta Petrochemicals Incentive Program supports the Natural Gas Vision and Strategy by attracting investment and advancing Alberta’s position as a global petrochemical producer. To date, Alberta’s government has committed $647 million to five major projects representing over $9.1 billion in private-sector investment across petrochemicals, hydrogen, and synthetic fuels. The 2026 Capital Plan allocates $87 million for three projects over the next three years.

Arts, Sports and Recreation

Arts, Sports and Recreation infrastructure improves quality of life for Albertans and supports tourism. The 2026 Capital Plan allocates $268 million over the next three years to projects that help make Alberta a welcoming and attractive province:

•

$75 million over three years for the Community Facility Enhancement Program, which supports the development or renewal of small and mid-sized projects such as indoor and outdoor hockey arenas and rinks, community pools, indoor turf centres, pickleball courts, sports fields and other recreational facilities.

• $40 million over three years for the New Campgrounds Development program, supporting Alberta’s plan to build new campsites.

•

$59 million for the Arts Commons (Werklund Centre) and Olympic Plaza Transformation in Calgary. This project will help address the growing demand for cultural and artistic venues in Calgary, creating space for world- class productions and fostering community engagement.

Capital Plan | Fiscal Plan 2026–29	109

Schools, Universities, Colleges and Health Entities (SUCH Sector)

The SUCH sector including school boards, universities, colleges and health entities receive funding directly from sources other than the Alberta government, such as the federal government, donations or tuition fees. Funding from these sources are spent on capital assets and are included in the 2026 Capital Plan. Over the next three years, the SUCH sector self-financed investment will contribute $1.7 billion in funding to various projects.

2025-26 Forecast

Capital spending in 2025-26 is forecast to be $8.7 billion, $48 million higher than originally estimated in Budget 2025. Changes are primarily due to the re-profiling of various projects to align with their progress, as well as increases related to school projects and self-funded projects supported by PSIs’ own- source revenue. Re-profiling of project cash flows is necessary to align funding with the expected project timelines. Key variances in 2025-26 include:

• $399 million increase in SUCH sector projects primarily in PSIs.

• $67 million increase in school projects resulting from additional funding provided for schools that advanced to construction.

• $35 million increase in support for child care primarily funded from the Early Learning and Child Care Infrastructure Fund, a federal program.

• These increases are offset largely by the following decreases:

– $197 million from re-profiling cash flows to future years on various health projects, including continuing care facilities, surgical initiatives, and rural health facilities due to timing and revised cash flow projections.

– $169 million from re-profiling various municipal infrastructure projects, including light rail transit, the Calgary River District and Event Centre, and the Terwillegar Expansion, to future years.
– $96 million for various projects in the Highway Twinning, Widening, and Expansion program.

110	Capital Plan | Fiscal Plan 2026–29

Capital Planning

The Government of Alberta is committed to transparency and rigorous decision-making in the capital planning process. The Infrastructure Accountability Act establishes a governance framework for developing the annual Capital Plan.

Based on rapid population growth in recent years, Alberta continues to experience substantial pressures on our infrastructure, particularly in the education and health care sectors. Planning and design are underway for about 100 school projects and several health care facilities, including Stollery Children’s Hospital, new in-patient towers, Royal Alexandra Hospital redevelopment, Alberta Children’s Hospital expansion, urgent care centres, mental and addiction facilities and continuing care facilities. A near-to mid-term outlook suggests that significant capital investment will be required to implement these projects as they proceed through the approval process.

The government evaluates projects as they progress through planning for consideration in future capital plans. The evaluation also includes considerations of fiscal capacity and alternative financing approaches to help deliver public infrastructure.

Ministry specific project or program funding can be found at the Government of Alberta budget website at alberta.ca/budget-documents (2026-29 Capital Plan details by Ministry).

Some notable examples of

projects supported with alternative

financing approaches include ring

roads in Calgary and Edmonton,

schools, and water/wastewater infrastructure, collectively valued at almost $8.5 billion.

Capital Plan | Fiscal Plan 2026–29	111

Capital Plan Details

Capital Plan Details

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Protect Quality Health Care

Health Care Projects	1,065	880	1,340	1,804	1,580	4,724

Alberta Kidney Care (Calgary)	1	-	3	15	18	36

Alberta Surgical Initiative Capital Program	84	48	68	90	125	284

Beaverlodge Health Centre Replacement	8	14	11	170	-	181

Bethany Continuing Care Centre (Calgary)	-	18	60	15	-	75

Bridgeland Riverside Continuing Care Centre (Calgary)	40	31	27	25	-	52

Calgary Radiopharmaceutical Centre	20	11	30	27	7	64

Cardston Health Centre Replacement	1	1	5	25	44	74

CASA Expansion	47	26	20	-	-	20

Central Drug Production Facility (Calgary)	6	8	12	21	57	91

Chinook Regional Hospital - Renal Dialysis (Lethbridge)	7	11	4	4	2	10

Compassionate Intervention Centres	29	15	17	158	143	319

Continuing Care Capital Program	178	99	233	314	375	923

Develop Shelled and Vacant Spaces	5	-	12	51	-	63

Diagnostic Imaging Enhancement Program	56	95	94	94	92	280

EMS Vehicles Capital Program	20	20	20	20	-	40

Foothills Medical Centre Neonatal Intensive Care Unit (Calgary)	22	4	15	17	25	58

Gene Zwozdesky Centre at Norwood (Edmonton)	35	17	51	13	-	64

Genetics and Genomics Lab Relocation (Edmonton)	1	1	9	21	5	35

Good Samaritan Society Continuing Care (Edmonton)	-	-	50	13	-	63

Health System Capacity - Intensive Care Unit Expansions	6	13	8	5	-	13

La Crete Maternity and Community Health Centre	54	7	34	41	-	75

Laboratory Services Enhancement Program	-	-	20	20	20	60

Medical Device Reprocessing Upgrades Program	33	24	98	116	116	330

Medical Equipment Replacement and Upgrade Program	30	30	30	30	30	90

National Association of Pharmacy Regulatory Authorities Capital Program	14	37	32	16	3	52

Other Health Facilities Projects	98	41	42	10	-	52

Recovery Communities	85	102	22	18	42	82

Red Deer Interim Cardiac Catheterization Lab	9	3	10	8	-	19

Red Deer Regional Hospital Centre Redevelopment	129	105	239	382	415	1,036

Rural Health Facilities Revitalization Program	25	79	-	-	-	-

Rural Hospital Enhancement Program	5	5	25	35	-	60

South Zone Cardiac and ICU Capacity	1	1	14	15	30	59

University of Alberta Hospital Brain Centre - Neurosciences Intensive Care Unit (Edmonton)	15	16	23	14	29	65

Planning and Design	29	17	54	59	16	129

In-Patient Towers at Grey Nuns and Misericordia Community Hospitals (Edmonton)	1	2	4	3	-	7

Mental Health and Addiction Facilities Planning	3	2	1	-	-	1

North Calgary / Airdrie Regional Health Centre	1	1	2	-	-	2

Other Proposed Health Capital Initiatives Planning	11	3	2	17	-	19

Primary Care	5	5	5	10	-	15

Research and Innovative Care Centre and Inpatient Expansion at Alberta Children’s Hospital (Calgary)	1	1	-	1	-	1

Royal Alexandra Hospital Redevelopment	-	-	5	-	-	5

Stollery Children’s Hospital (Edmonton)	1	2	19	8	11	38

Strathcona Community Hospital Expansion	1	1	2	-	-	2

Urgent Care Centres	5	1	14	20	5	39

Total Protect Quality Health Care	1,094	897	1,395	1,863	1,596	4,854

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112	Capital Plan | Fiscal Plan 2026– 29

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Expanding Educational Infrastructure

Collegiates and Charter School Expansion	57	66	45	1	-	46

Independent School Capital	-	1	35	25	30	90

Previously Announced School Projects (Prior to Schools Now)	695	706	1,102	933	452	2,487

Schools Now	83	128	233	244	232	710

Educational Choice (Charter)	10	9	4	12	20	36

Creating New Spaces (New and Addition)	19	17	25	30	12	66

Modernize Existing Spaces (Replacement and Modernization)	4	5	4	2	1	7

Modular Classroom Program	50	98	200	200	200	600

Total Renewing Educational Infrastructure	834	901	1,415	1,202	715	3,332

Municipal Infrastructure Support

Municipal Community Infrastructure Projects and Programs	1,266	1,221	1,223	1,361	1,274	3,858

Calgary River District, Event Centre and Community Rink	97	40	79	94	29	202

Canada Community – Building Fund	276	281	276	287	287	851

Designated Industrial Zone Pilot Project	18	18	10	10	10	30

Edmonton Downtown and Coliseum Site Improvements	6	6	30	70	53	152

Investing in Canada Infrastructure Program (ICIP) Projects	48	56	27	3	-	31

Local Government Fiscal Framework	820	820	800	895	895	2,590

New Building Canada – Small Communities Fund	-	-	-	1	-	1

Municipal Transportation Projects and Programs	959	837	1,188	954	650	2,793

City of Beaumont Innovation Park	-	-	16	21	1	39

Cooking Lake Airport	-	-	4	-	-	4

County of Warner Border Road	-	8	-	-	-	-

Edmonton and Calgary LRT (Provincial and Federal)	772	707	1,036	750	564	2,350

Fox Lake Access Improvement	6	-	-	-	-	-

GreenTRIP	3	3	-	-	-	-

McKinley Bridge Replacement	-	1	5	-	-	5

O’Chiese Road Improvements	5	-	3	5	-	8

Ray Gibbon Drive Upgrade Project	25	18	11	3	3	17

Red Deer Regional Airport Expansion	4	8	3	-	-	3

Smith Bridge Replacement	-	-	-	30	36	66

Strategic Transportation Infrastructure Program	33	35	29	50	25	105

Terwillegar Expansion	54	13	33	46	20	99

Traffic Safety Fund	1	1	2	10	-	12

Yellowhead Trail	51	44	45	38	-	83

YYC Rail Connection	6	1	1	1	1	4

Municipal Water and Wastewater Grant Programs	121	118	198	194	51	443

Airdrie Wastewater Treatment Plant	-	1	14	15	20	49

Capital Region Wastewater Treatment	10	-	-	-	-	-

First Nations Water Tie-In Program	8	9	15	27	-	42

Municipal Water and Wastewater Program	45	53	64	69	16	148

Regional Water/Wastewater Projects - Water for Life	51	55	98	83	15	196

Sundre Waste Water Treatment Plant	8	-	8	-	-	8

Total Municipal Infrastructure Support	2,345	2,176	2,609	2,509	1,976	7,094

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Capital Plan | Fiscal Plan 2026– 29	113

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Family, Social Supports and Housing

Affordable and Specialized Housing	10	15	11	16	-	26

Affordable Housing Partnership Program	157	182	204	293	270	768

Affordable Housing Strategy	38	38	-	-	-	-

Children and Family Support	10	45	1	3	-	5

Family and Community Housing Development and Renewal	1	1	-	-	-	-

Group Home Replacement	-	-	-	-	2	2

Indigenous Housing Capital Program	42	42	25	25	25	75

Lodge Modernization Program	50	50	50	50	50	150

Pine Grove Manor	16	6	14	-	-	14

Seniors Housing Development and Renewal	-	4	-	-	-	-

Women’s Shelters	-	-	1	2	2	4

Yellowhead Youth Centre (Edmonton)	12	13	12	12	10	34

Total Family, Social Supports and Housing	336	396	318	401	359	1,078

Roads and Bridges

Bridge Bundle	5	21	27	25	25	77

Deerfoot Trail Upgrades (Calgary)	197	255	168	98	-	266

Edmonton / Calgary Ring Roads	20	32	43	15	-	58

Highway 11 Twinning from Red Deer west to Rocky Mountain House	50	22	62	121	96	279

Highway 16A and Range Road 20 Intersection	11	2	20	-	-	20

Highway 19 (East and West ends)	6	6	-	-	-	-

Highway 1A Upgrade (Stoney First Nation)	1	1	8	23	34	65

Highway 2 Balzac Interchange Replacement	1	2	40	51	55	146

Highway 201 Bow River Bridge on SE Stoney Trail	8	7	-	-	-	-

Highway 3 Twinning (From Taber to Burdett)	91	59	61	-	-	61

Highway 3 Twinning (Seven Persons to Medicine Hat)	-	-	72	20	60	152

Highway 33 Bridge over Athabasca River	-	-	23	23	4	50

Highway 40 Grade Widening between Grande Cache and Hinton	26	3	47	21	13	81

Highway 40 Twinning south of Grande Prairie	4	1	-	-	-	-

Highway 60 Capital Improvements	31	8	40	23	53	116

Highway 63 Twinning North of Fort McMurray	35	7	47	49	10	106

Highway 881 Safety and Roadway Improvements	45	4	51	44	43	138

Highway Twinning, Widening and Expansion	163	190	160	328	173	661

La Crete Bridge	4	1	2	10	93	105

Multiple Engineering Projects	87	74	81	69	43	193

QEII and 40th Avenue Interim Ramp (near Airdrie)	9	11	-	-	-	-

Vinca Bridge Replacement	9	2	21	68	8	97

Total Roads and Bridges	802	707	974	988	709	2,670

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114	Capital Plan | Fiscal Plan 2026– 29

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Skills for Jobs

Bow Valley College Expansion	-	-	5	-	-	5

ICIP Projects	-	2	-	-	-	-

Keyano College – Labs Classrooms Upgrades (Fort McMurray)	2	2	-	-	-	-

Lakeland College – Beef Yard Upgrade and Expansion Horse Pen Relocation	-	-	7	-	-	7

MacEwan University – School of Business (Edmonton)	20	20	45	45	-	90

Medicine Hat College – Centre for Community Wellness	-	-	2	-	-	2

Mount Royal University – Repurposing Existing Facilities (Calgary)	10	10	-	-	-	-

NAIT – Advanced Skills Centre (Edmonton)	20	20	52	130	203	384

NorQuest College - Edmonton Campus Expansion	4	4	-	-	-	-

Northwestern Polytechnic - Skilled Trades Expansion (Grande Prairie)	1	1	-	-	-	-

Olds College - WJ Elliot Expansion and Renovation	25	25	25	-	-	25

Red Deer Polytechnic – CIM-TAC East Campus Expansion	5	5	5	-	-	5

SAIT – Campus Centre Redevelopment (Calgary)	30	30	-	-	-	-

Trades and Apprenticeship Promotional Plan (TAPP) - Trades Exploration Centre	1	-	-	-	-	-

University of Alberta – Biological Sciences Centre (Edmonton)	30	30	53	17	-	70

University of Alberta – Upgrading Campus Saint-Jean to Foster Transdisciplinary, Inclusion and Innovation (Edmonton)	2	2	2	-	-	2

University of Calgary – Multidisciplinary Hub	15	15	40	70	50	160

University of Lethbridge – Rural Medical Teaching School	5	5	17	17	-	35

Total Skills for Jobs	170	171	253	279	253	785

Capital Maintenance and Renewal

Agriculture, Environment, Forestry and Parks	74	66	71	72	75	219

Government-Owned Facilities	111	106	109	114	118	341

Health Facilities	161	164	166	179	186	531

Technology and Innovation	27	27	28	30	31	89

Post-Secondary Facilities	144	144	154	161	168	483

Roads and Bridges	608	563	632	655	683	1,970

School Facilities	127	128	135	140	146	421

Seniors Facilities and Housing	42	49	52	54	56	162

Total Capital Maintenance and Renewal	1,293	1,247	1,347	1,404	1,463	4,215

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Capital Plan | Fiscal Plan 2026– 29	115

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Streamlining Service Delivery

Alberta Broadband Strategy	106	103	183	-	-	183

Digital Accelerator Program	53	35	48	8	4	60

Family Support for Children Disabilities Payment System	1	1	1	1	-	3

Government Accommodation	55	62	55	65	53	173

Government Facilities	21	6	19	17	25	61

Government Vehicle Fleet	13	13	13	13	13	38

Health IT Systems Development	28	41	28	28	28	84

iGaming	10	5	-	-	-	-

Information Technology and Other Capital	73	114	107	73	67	246

Justice Information and Technology System Projects	14	18	17	8	7	31

Land Purchases and Transfers	19	9	19	18	8	45

Mainframe Modernization	6	6	9	7	3	19

Mental Health and Addiction Digital Infrastructure	20	8	20	6	-	27

Modernization of Registry Systems	45	38	50	38	10	97

One Information Management and Technology (IMT) Enterprise Priorities	49	49	35	35	35	104

Systems Modernization	-	-	17	29	26	71

Water Vessel Fleet Replacement Program	2	2	1	-	-	1

Total Streamlining Service Delivery	513	510	621	345	278	1,245

Public Safety and Emergency Infrastructure

Justice, Enforcement and Correctional Facilities	74	60	80	129	135	344

Alberta Border Security Initiative	15	5	9	11	-	20

CCTV Upgrades - Calgary Correctional Centre and Remand Centre	15	9	7	-	-	7

Court of Appeal (Calgary)	1	1	2	19	45	67

Indigenous Police Service Buildings	8	8	4	1	-	6

Other Justice and Correctional Facilities Planning and Upgrades	28	27	24	4	-	28

Office of the Chief Medical Examiner - Equipment Purchases	3	4	4	-	-	4

Office of the Chief Medical Examiner (Calgary)	2	2	10	29	28	67

Office of the Chief Medical Examiner (Edmonton)	-	-	5	59	61	124

Police Review Commission Office Space	-	2	8	1	-	9

Provincial Forensic DNA Laboratory	-	-	5	-	-	5

Red Deer Justice Centre	2	2	2	5	-	7

Public Safety and Emergency Infrastructure	8	10	7	5	6	19

Alberta First Responders Radio Communications System	2	3	2	2	2	7

Critical Environmental Monitoring and Science Investment	5	5	5	3	4	12

Disaster Recovery Program Redesign	-	2	-	-	-	-

Flood Mitigation Projects	80	96	53	25	25	103

Ghost Reservoir	6	6	6	-	-	6

Renewed Flood and Drought Mitigation	25	25	25	25	25	75

Springbank - Off-Stream Reservoir (SR1)	42	60	20	-	-	20

Other Flood Mitigation Projects	6	5	3	-	-	3

Wildfire Management	20	20	21	9	9	38

Wildfire Enhancement	11	11	11	-	-	11

Wildfire Facility Upgrade Program	6	7	6	6	6	19

Wildfire Management Readiness	2	2	4	2	2	8

Total Public Safety and Emergency Infrastructure	181	185	161	168	174	504

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116	Capital Plan | Fiscal Plan 2026– 29

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Agriculture, Natural Resources and Business Development

Agriculture and Irrigation Development	89	95	88	38	30	156

Agricultural Societies Infrastructure Revitalization	3	3	3	3	3	8

Agriculture Sector Strategy - Irrigation Projects	55	55	61	13	6	80

Cooperative Seed Processors Program	-	-	3	3	3	9

Irrigation Projects	13	19	2	-	-	2

Irrigation Rehabilitation Program	19	19	19	19	19	57

Business and Industry Development	235	247	20	32	75	128

Aboriginal Business Investment Fund	10	10	8	8	8	25

Aerospace Sector Development	-	21	-	-	-	-

Alberta Petrochemical Incentive Program	181	177	7	18	62	87

Carbon Capture and Storage Initiative	36	28	-	-	-	-

Other Business and Industry Development Projects	1	4	-	-	-	-

Rural Utilities Grant Program	6	6	5	5	5	16

Fish and Wildlife	22	6	21	29	1	51

Aquatic Invasive Species - Cold Lake Permanent Inspection Station	-	-	-	5	-	5

Fish and Wildlife Management	2	2	-	-	-	-

ICIP Projects	-	1	-	-	-	-

Raven Creek Brood Trout Station	20	3	21	24	1	46

Natural Resources Management	72	91	108	72	70	250

Alberta Water Storage Assessment Program	1	-	3	2	-	5

Land Purchase and Management	10	30	30	10	10	50

Other Agriculture and Natural Resources Facilities and Equipment	1	1	-	-	-	-

Water Management Feasibility Study	2	3	2	-	-	2

Water Management Infrastructure	59	52	65	49	40	154

Watercourse Crossing Program	-	5	8	11	20	39

Total Agriculture, Natural Resources and Business Development	418	439	237	170	178	585

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Capital Plan | Fiscal Plan 2026– 29	117

Capital Plan Details, continued

(millions of dollars)

	2025-26		2026-27	2027-28	2028-29	3-Year
	Budget	Forecast	Estimate	Target	Target	Total

Arts, Sports and Recreation

Provincial Parks and Crown Land Development	16	11	26	39	18	83

Big Island Provincial Park	-	-	5	1	-	5

Crown Land Trails	8	6	7	11	4	21

Kananaskis Area Trail Upgrades	2	-	1	4	-	4

New Campgrounds Development	2	1	13	14	12	40

Other Parks and Land Development	2	4	-	-	-	-

Parks Lower Athabasca Regional Plan Implementation	1	-	-	4	1	5

Parks South Saskatchewan Regional Plan Implementation	1	-	-	6	1	6

Arts, Sports and Recreation Projects	82	94	49	63	74	186

Active Communities Initiative	10	10	9	9	-	18

Arts Commons (Werklund Centre) and Olympic Plaza Transformation	3	3	4	19	36	59

Canmore Nordic Centre Infrastructure Upgrades	4	10	1	-	-	1

Community Facility Enhancement Program	50	50	25	25	25	75

Contemporary Calgary - Centennial Planetarium Transformation	-	-	-	4	12	16

Glenbow Revitalization (Calgary)	-	2	2	-	-	2

ICIP Projects	-	2	2	1	1	3

Other Sports and Recreation Projects	2	3	-	-	-	-

Strathmore Event Centre	5	5	-	-	-	-

Telus Spark – World Class Gallery Development (Calgary)	2	2	-	-	-	-

Winspear Centre’s Phase 3 (Edmonton)	5	7	6	5	-	11

Total Arts, Sports and Recreation	98	105	75	102	92	268

Schools, Universities, Colleges, Health Entities (SUCH Sector)

Advanced Education	187	579	187	187	187	561

Education	101	106	114	111	102	327

Health Entities	255	255	255	259	259	774

Technology and Innovation	11	13	9	9	9	26

Total Schools, Universities, Colleges, Health Entities (SUCH Sector)	554	953	564	566	557	1,688

Total Capital Plan – Fully Consolidated Basis	8,639	8,687	9,969	9,998	8,349	28,316

118	Capital Plan | Fiscal Plan 2026– 29

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Tax Plan

119

Tax Plan	121

Introduction	121

Budget 2026 Measures	122

Other Measures	124

Tax Competitiveness	125

Annex	126

Tax Revenue, 2026-27	127

Tax Revenue Sources, 2026-27	128

Tax Expenditure Estimates, 2026	129

Non-Refundable Tax Credits	130

Personal Income Tax Brackets	130

Alberta Child and Family Benefit Program Parameters	130

Interprovincial Tax Comparison, 2026	131

Major Provincial Tax Rates, 2026	132

120	Tax Plan | Fiscal Plan 2026 – 29

Tax Plan Introduction
Alberta’s competitive tax environment allows Albertans and Alberta businesses to keep more of their hard-earned dollars, attracts investment and skilled labour and encourages job creation. With low personal and corporate income taxes and no sales tax, taxpayers in Alberta generally pay lower taxes than taxpayers in other provinces. In 2026-27, Albertans and Alberta businesses would pay at least $16.9 billion less in taxes than they would if Alberta had the same tax system as any other province.	Alberta has a tax advantage of at least $16.9 billion compared to other provinces.

Alberta’s Tax Advantage, 2026-27

($ billions)

Source: Alberta Treasury Board and Finance

*

This graph shows the total additional provincial tax that individuals and businesses would pay if Alberta had the same tax system as other provinces. This information reflects tax rates for other provinces known as of February 2, 2026. This comparison includes personal and corporate income tax, sales tax, fuel tax, tobacco tax, health premium, payroll tax, liquor tax and markups, land transfer tax and other minor taxes.

The competitiveness of our tax system remains a core focus of government. However, Alberta is facing a challenging fiscal situation. Lower oil prices are expected to reduce non-renewable resource revenue over the short and medium term and other revenue is not sufficient to cover this shortfall.

Tax Plan | Fiscal Plan 2026 – 29	121

Government recently introduced a levy on large scale data centres to ensure that these investments contribute to the province’s finances. Budget 2026 introduces several other tax measures in part to help address the fiscal situation, while ensuring that our tax system remains competitive with other jurisdictions, including:

• The introduction of a tax on vehicle rentals.

• An increase to the tourism levy rate.

• The consolidation of the caregiver and infirm dependant credits into a new Alberta Caregiver Credit.

• The fulfilment of the Budget 2025 commitment to have one-third of education operating costs funded by the education property tax.

Budget 2026 Measures

Vehicle Rental Tax

Budget 2026 introduces a tax on vehicle rentals in Alberta. The new tax will be a stable source of revenue and generate revenue from visitors to Alberta. The tax will apply to passenger vehicles – vehicles designed primarily for the transportation of people that seat eight or fewer passengers. Vehicles under long term leases, as well as non-passenger vehicles such as cargo vans, moving trucks and similar types of vehicles, will be excluded from the tax.

The tax will be set at six per cent of the price of the vehicle rental, excluding the federal Goods and Services Tax. Itemized charges for insurance and fuel will also be excluded from the tax, as other provincial taxes already apply to those charges.

The tax is expected to come into effect on January 1, 2027, with additional details to be provided when legislation is introduced in fall 2026. In 2027-28, the first full year of implementation, the tax is expected to result in $36 million in additional revenue.

Tourism Levy

The vehicle rental tax and the tourism levy rate increase will help to generate revenue from visitors to the province.	The tourism levy applies to the price of short-term accommodation (e.g. hotels, motels and inns) in Alberta. The levy provides a stable and predictable source of revenue that helps fund government programs and services, including support for developing the province’s tourism sector. Unlike personal and corporate income taxes, which only apply to Alberta residents and businesses, the levy generates revenue from visitors to Alberta as well as from residents.

Budget 2026 increases the tourism levy rate from four per cent to six per cent effective April 1, 2026. In 2026-27, the increase to the tourism levy rate is expected to result in $66 million in additional revenue.

122	Tax Plan | Fiscal Plan 2026 – 29

Provincial Tax Rates on Temporary Accommodation

(%)

*	Tax rates on temporary accommodation known as February 2, 2026.
*	Different rates based on region or municipality are not included in rates shown.

New Alberta Caregiver Credit

Caregivers in Alberta are currently able to claim one of either the caregiver credit or the infirm dependent credit. Effective for the 2027 and subsequent tax years, these non-refundable tax credits will be replaced with a new non-refundable Alberta Caregiver Credit. The consolidation of these two credits will better target provincial supports to family members who provide care to infirm individuals and align the eligibility of the provincial credit with that of the Canada Caregiver Credit.

The Alberta Caregiver Credit will be available to Albertans who care for an eligible adult relative who is dependent on the caregiver because of a mental or physical infirmity. Unlike the current credits, the Alberta Caregiver Credit will be available to individuals caring for an infirm spouse. Individuals will not be able to claim the new credit in respect of non-infirm senior parents or grandparents who reside with them.

The Alberta Caregiver Credit will be based on the structure of the current caregiver credit, which has a maximum amount of $13,180 in 2026, representing tax savings of $1,054. A partial credit is available when the dependant’s income is between $20,956 and $34,136. These amounts will be adjusted by the Alberta escalator for the 2027 and subsequent taxation years.

This change is expected to reduce tax expenditures by about $12 million in the first full year of implementation.

Education Property Tax

Alberta’s education property tax remains an important component of provincial education funding, providing stable support for public education. Revenue from the tax helps fund the day-to-day operation of schools – including teacher salaries, learning materials and other classroom-related costs. The tax is collected by municipalities on behalf of the province alongside municipal property taxes and is calculated based on assessed property values.	The education property tax will cover 33.4 per cent of education operating costs in 2026-27.

Tax Plan | Fiscal Plan 2026 – 29	123

In Budget 2025, government committed to increasing the education property tax over two years to cover one-third of education operating expense. To fulfil this commitment, education property tax rates will rise in 2026-27 from $2.72 to $2.84 per $1,000 of equalized assessment for residential and farmland properties, and from $4.00 to $4.17 per $1,000 of equalized assessment for non-residential properties. These rate changes, combined with assessment growth and continued development, are projected to increase the education property tax requisition from $3.1 billion in 2025-26 to $3.6 billion in 2026-27.

In 2026-27, the education property tax will fund 33.4 per cent of education operating costs, increasing funding from the historically low levels of less than 30 per cent in 2023-24 and 2024-25.

Education Operating Cost Funding Source Breakdown, 2002-03 to 2026-27

Sources: Alberta Municipal Affairs and Alberta Treasury Board and Finance

Other Measures

As part of Alberta’s data centre strategy, amendments to the Alberta Corporate Tax Act in fall 2025 implemented the new data centre levy framework. This framework is intended to ensure that Alberta receives revenue from large-scale data centres by imposing a levy on the value of their computing equipment. The levy is also fully deductible against a data centre’s corporate income taxes, minimizing impacts on competitiveness. Rates for the levy are as high as two per cent, with lower rates available to data centres that minimize the impact on Alberta’s power grid by providing their own power solutions.

Government intends to introduce amendments in the upcoming legislative session to clarify that a data centre’s levy rate will be calculated based on actual power consumption and that power not drawn from the broader grid will be eligible for a zero per cent rate.

124	Tax Plan | Fiscal Plan 2026 – 29

Tax Competitiveness

Personal Taxes

Albertans generally pay lower taxes than residents in other provinces. This advantage stems from Alberta’s low personal income taxes and the absence of a provincial sales tax, payroll tax, or health premium. For example, a family with two children earning $90,000 would pay over $1,400 more provincial tax in British Columbia and nearly $4,600 more in Ontario than they would in Alberta. A similar family earning $125,000 would pay over $2,300 more in British Columbia and nearly $6,000 more in Ontario.

Alberta’s Personal Tax Advantage, 2026

($ thousands)

Source: Alberta Treasury Board and Finance

*  Assumes a single income family with two children, with RRSP/RPP contributions of $9,000, $12,500 and $25,000 for the families with incomes of $90,000, $125,000 and $250,000, respectively. Includes personal income tax, sales tax, health premium, payroll tax and fuel tax.

Corporate taxes

Alberta continues to maintain a competitive corporate income tax environment, which is critical to attracting and retaining investment. At eight per cent, Alberta’s general corporate income tax rate is 30 per cent lower than the next lowest province and Alberta’s combined federal-provincial general corporate tax rate is lower than the combined federal-state rate of 43 U.S. jurisdictions.

Tax Plan | Fiscal Plan 2026 – 29	125

Tax Plan

Annex

126	Tax Plan | Fiscal Plan 2026 – 29

Tax Revenue, 2026-27

(millions of dollars)

Total Tax Revenue: $30,470 million

Tax Plan | Fiscal Plan 2026 – 29	127

Tax Revenue Sources, 2026-27
(millions of dollars)

Tax	Total Revenue	Rate

1. Personal Income Tax	15,933	multiple rates

2. Corporate Income Tax	7,300

General	6,956	8.0%

Small business	344	2.0%

3. Education Property Tax	3,592

Residential/farmland property	2,435	$2.84 / $1,000 of assessment

Non-residential property	1,157	$4.17 / $1,000 of assessment

4. Fuel Tax	1,450

Gasoline[a]	859	13 ¢/litre

Diesel[a]	544	13 ¢/litre

Locomotive	25	6.5 ¢/litre

Aviation	11	1.5 ¢/litre

Electric vehicles	8	$200 per EV

Propane	3	9.4 ¢/litre

5. Insurance Tax	1,070

Life, accident, sickness	262	3.0% of premium

Other	808	4.0% of premium

6. Tobacco Tax	334	$60/carton

7. Cannabis Tax	229	multiple rates

8. Tourism Levy	200	6.0%

9. Land Titles Registration Levy	192	$5 per $5,000 of value

10. Freehold Mineral Rights Tax	112	multiple rates

11. Vaping Tax	51	multiple rates

12. Vehicle Rental Tax[b]	7	6.0%

*	Numbers may not add to total due to rounding.
[a]	Fuel tax rates on gasoline and diesel are determined quarterly based on average oil prices. Fuel tax rates are estimated to be 13 cents per litre for 2026-27 based on the oil price forecast.
[b]	Tax is expected to come into effect on January 1, 2027.

128	Tax Plan | Fiscal Plan 2026 – 29

Tax Expenditure Estimates, 2026
(millions of dollars)

Personal Income Tax

Federal Measures Paralleled by Alberta

Workers’ compensation payments exemption	45.5

Social assistance payments exemption	10.3

Union and professional dues deduction	56.1

Child care expense deduction	42.7

Flow-through share deduction	12.1

Capital gains inclusion rate (50%)	624.8

Lifetime capital gains exemption	171.6

Security options deduction	79.7

Northern residents deduction	39.7

Provincial Measures

Basic personal amount	5,071.6

Spousal amount	278.8

Eligible dependant amount	106.9

Age amount	135.8

Pension income amount	56.9

Caregiver amount	27.3

Disability amount	94.6

Disability amount transferred from a dependant	83.3

Interest paid on student loans	3.6

Amounts transferred from a spouse or common-law partner	27.7

Medical expenses	95.8

Donations and gifts	484.3

Political contributions	6.4

Supplemental amount	5.8

Corporate Income Tax

Small business rate	1,032.0

Donations and gifts	27.0

Agri-processing Investment Tax Credit (APITC)	43.1

Fuel Tax

Tax Exempt Fuel User program (marked fuel for off-road use)	173.5

Alberta Farm Fuel Benefit (marked fuel)	59.2

Reduced rate for locomotive fuel	24.8

Exemption for aviation fuel used on international flights	5.6

Education Property Tax

Community Revitalization Levy	24.7

Transfers Through the Tax Systema

Innovation Employment Grant (IEG)	125.0

Alberta Child and Family Benefit (ACFB)	405.0

Film and Television Tax Credit (FTTC)	60.0

*	Due to interactions between tax expenditures, they cannot generally be added together to determine the fiscal impacts of concurrently eliminating multiple tax expenditures.
*	Personal income tax and education property tax expenditures are reported on a calendar year basis. The remaining expenditures are estimated on a fiscal year (2026-27) basis.
[a]

Transfers through the tax system are reported in ministries’ operating expense. The amount for the ACFB is reported by Children and Family Services, the amount for the IEG is reported by Technology and Innovation, and the amount for the FTTC is reported by Jobs, Economy, Trade and Immigration.

Tax Plan | Fiscal Plan 2026 – 29	129

Non-Refundable Tax Credits
(dollars)
	2025		2026

	Maximum Amount	Reduction in Alberta Tax	Maximum Amount	Reduction in Alberta Tax

Basic personal amount	22,323	1,786	22,769	1,822

Spousal amount	22,323	1,786	22,769	1,822

Eligible dependant amount	22,323	1,786	22,769	1,822

Age amount	6,221	498	6,345	508

Infirm dependant amount	12,922	1,034	13,180	1,054

CPP contributions	3,183	255	3,519	282

EI premiums	1,077	86	1,123	90

Pension income amount	1,719	138	1,753	140

Disability amount	17,219	1,378	17,563	1,405

Disability supplement	12,922	1,034	13,180	1,054

Adoption expenses	19,354	1,548	19,741	1,579

Medical expenses	Variable	Variable	Variable	Variable

Medical expenses (other dependants)	Variable	Variable	Variable	Variable

Caregiver amount	12,922	1,034	13,180	1,054

Interest on student loans	Variable	Variable	Variable	Variable

Donations and gifts

first $200	200	120	200	120

over $200	75% of income	Variable	75% of income	Variable

*

In general, credit amounts are multiplied by 8% to arrive at the reduction in Alberta tax. In the case of donations and gifts, the credit rate for the first $200 of donations is 60% and the credit rate for total donations over $200 is 21%.

*	Credit amounts have increased by 2% from 2025 due to the Alberta escalator.

Personal Income Tax Brackets

Tax Rate	2025	2026

8%	Up to $60,000	Up to $61,200

10%	$60,000.01 to $151,234	$61,200.01 to $154,259

12%	$151,234.01 to $181,481	$154,259.01 to $185,111

13%	$181,481.01 to $241,974	$185,111.01 to $246,813

14%	$241,974.01 to $362,961	$246,813.01 to $370,220

15%	$362,961.01 and up	$370,220.01 and up

*	Bracket thresholds have increased by 2% from 2025 due to the Alberta escalator.

Alberta Child and Family Benefit Program Parameters

(dollars)

	July 2025 - June 2026		July 2026 - June 2027

Program Parameters	Base Component	Working Component	Base Component	Working Component

Benefit amounts

1 child	1,499	767	1,529	782

2 children	2,248	1,465	2,293	1,494

3 children	2,997	1,883	3,057	1,920

4 or more children	3,746	2,021	3,821	2,061

Income phase-out threshold	27,565	46,191	28,116	47,115

*	Working component benefits are phased in on family working income. Base component and working component benefits are both phased out on family net income.
*	Benefit amounts and phase-out thresholds have increased by 2% from 2025 due to the Alberta escalator.

130	Tax Plan | Fiscal Plan 2026 – 29

Interprovincial Tax Comparison, 2026
(dollars)
	AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Employment Income of $45,000 – One Income Couple with Two Children

Provincial income tax	(1,729)	(1,408)	(1,686)	955	(3,173)	(7,138)	631	2,346	1,498	850

Provincial sales tax	-	1,012	1,060	1,665	902	1,132	2,016	2,346	2,445	2,046

Health premium	-	-	-	-	450	-	-	-	-	-

Payroll tax	-	550	-	377	553	1,313	-	-	-	318

Fuel tax	260	290	300	250	180	384	217	310	169	255

Total	(1,469)	444	(326)	3,247	(1,088)	(4,309)	2,864	5,002	4,112	3,469

Alberta Tax Advantage		1,913	1,143	4,716	381	(2,840)	4,333	6,471	5,581	4,938

Employment Income of $90,000 – One Income Couple with Two Children

Provincial income tax	2,749	1,762	1,580	5,473	3,178	419	5,942	7,704	6,668	6,720

Provincial sales tax	-	1,267	1,327	2,078	2,367	3,445	3,233	2,928	3,290	3,288

Health premium	-	-	-	-	750	-	-	-	-	-

Payroll tax	-	1,100	-	754	1,107	2,625	-	-	-	636

Fuel tax	260	290	300	250	180	384	217	310	169	255

Total	3,009	4,419	3,207	8,555	7,582	6,873	9,392	10,942	10,127	10,899

Alberta Tax Advantage		1,410	198	5,546	4,573	3,864	6,383	7,933	7,118	7,890

Employment Income of $125,000 – Two Income Couple with Two Children

Provincial income tax	4,752	3,381	4,353	7,647	4,385	4,949	7,717	9,989	8,629	8,240

Provincial sales tax	-	1,591	1,651	2,622	3,019	4,291	4,126	3,738	4,200	4,214

Health premium	-	-	-	-	1,050	-	-	-	-	-

Payroll tax	-	1,527	-	1,047	1,537	3,646	-	-	-	884

Fuel tax	455	508	525	438	315	672	380	543	296	446

Total	5,207	7,007	6,529	11,754	10,306	13,558	12,223	14,270	13,125	13,784

Alberta Tax Advantage		1,800	1,322	6,547	5,099	8,351	7,016	9,063	7,918	8,577

Employment Income of $250,000 – Two Income Couple with Two Children

Provincial income tax	15,441	13,825	18,411	23,272	16,133	24,875	23,300	28,340	26,491	24,744

Provincial sales tax	-	2,664	2,754	4,387	5,165	7,332	6,978	6,286	7,048	7,108

Health premium	-	-	-	-	1,500	-	-	-	-	-

Payroll tax	-	3,054	-	2,093	3,074	7,292	-	-	-	1,767

Fuel tax	455	508	525	438	315	672	380	543	296	446

Total	15,896	20,051	21,690	30,190	26,187	40,171	30,658	35,169	33,835	34,065

Alberta Tax Advantage		4,155	5,794	14,294	10,291	24,275	14,762	19,273	17,939	18,169

Calculations are based on other provinces’ tax parameters known as of February 2, 2026.

*	Health premiums are assumed to be fully borne by individuals. In provinces that impose payroll taxes, 75% is assumed to be borne by employees and 25% by employers.
*	Fuel tax is based on estimated consumption of 2,000 litres of gasoline per year for one-income families and 3,500 litres of gasoline for two-income families.
*	Fuel tax rates are prorated based on known relief measures.
*	RRSP/RPP contributions of $0, $9,000, $12,500 and $25,000 are included in the calculation of personal income tax for the families with incomes of $45,000, $90,000, $125,000 and $250,000, respectively.
*	For two-income families, income and RRSP/RPP contributions are split 60/40 between the couple.
*	The children are assumed to be 6 and 12 years old.

Tax Plan | Fiscal Plan 2026 – 29	131

Major Provincial Tax Rates, 2026

		AB	BC	SK	MB	ON	QC	NB	NS	PE	NL

Personal Income Tax

Statutory rate range

lowest rate	(%)	8.00	5.06	10.50	10.80	5.05	14.00[a]	9.40	8.79	9.50	8.70

highest rate	(%)	15.00	20.50	14.50	17.40	13.16	25.75[a]	19.50	21.00	19.00	21.80

Surtax	(%)	-	-	-	-	20/36[b]	-	-	-	-	-

Combined federal-provincial

top marginal rate[c]	(%)	48.00	53.50	47.50	50.40	53.53	53.31	52.50	54.00	52.00	54.80

Personal amount	($)	22,769	13,216	20,381	15,780	12,989	18,952	13,664	11,932	15,000	11,188

Spousal amount	(max.$)	22,769	11,317	20,381	9,134	11,029	18,952[d]	10,709	11,932	12,740	9,142

Corporate Income Tax

General rate	(%)	8.0	12.0	12.0	12.0	11.5	11.5	14.0	14.0	15.0	15.0

M&P rate	(%)	8.0	12.0	10.0	12.0	10.0	11.5	14.0	14.0	15.0	15.0

Small business

rate	(%)	2.0	2.0	1.0	0.0	3.2	3.2	2.5	1.5	1.0	2.5

threshold	($000)	500	500	600	500	500	500	500	700	600	500

Capital Tax

Financial institutions	(max.%)	-	-	4.0	6.0	-	-	5.0	4.0	5.0	6.0

Sales Tax	(%)	-	7.0	6.0	7.0	8.0	9.975	10.0	9.0	10.0	10.0

Taxes on Gasoline	(¢/litre)	13.00[e]	14.50[f]	15.00	12.50	9.00g	19.20[f,g]	10.87[g]	15.50[g]	8.47[g]	7.50[g,h]

Tobacco Tax	($/carton)	60.00	65.00g	58.00[g]	60.00[g]	36.95[g]	41.80	51.04[g]	59.04[g]	60.00[g]	65.00[g]

Payroll Tax	(max.%)	-	1.95	-	2.15	1.95	4.26	-	-	-	2.00

Other provinces’ rates and amounts known as of February 2, 2026.

[a]	Quebec residents receive an abatement of 16.5% of basic federal tax because of the province’s decision to opt out of federal cash transfers in support of provincial programs.
[b]	Ontario levies a two-tiered surtax, collecting 20% of basic tax in excess of $5,818 and an additional 36% of basic tax in excess of $7,446.
[c]	The top federal personal income tax rate is 33%, except in Quebec where the top federal rate is 27.56% because of the federal abatement.
[d]	After accounting for non-refundable tax credits in the calculation of the individual’s income tax, unused tax credits may be transferred from one spouse to another.
[e]	Alberta fuel tax rates are determined quarterly based on average oil prices.
[f]	Different rates based on region are not included in the rate shown, such as 18.5 ¢/litre in the greater Vancouver area or the 3 ¢/litre increase in the Montreal area.
[g]	These provinces apply their PST or the provincial portion of their HST on the retail price of the good inclusive of excise taxes.
[h]	Newfoundland and Labrador temporarily reduced its gasoline tax rate to 7.5 ¢/litre. It is set to return to 14.5 ¢/litre on April 1, 2026.

132	Tax Plan | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Debt and Savings

133

Debt and Savings	135

Provincial Debt	135

Taxpayer Supported Debt and Net Debt Projections	136

Debt Servicing Costs	139

Debt Retirement Account	140

Savings	141

134	Debt and Savings | Fiscal Plan 2026 – 29

Debt and Savings

Alberta leverages its financial strength through the prudent use of debt, combined with an investment strategy focused on long-term savings growth. A province shaped by volatile resource revenues, Alberta employs disciplined borrowing to fund capital investments and maintain fiscal stability. Alberta’s approach blends careful risk management, strategic access to global financial markets, and a commitment to minimizing its debt obligations. This approach has allowed Alberta to save for future generations while meeting its current financial obligations and maintaining the lowest net debt-to-GDP ratio of all Canadian provinces.

Composition of Alberta Debt March 31, 2025 Composition of Alberta Debt March 31, 2025
Provincial Debt

The province borrows money for a number of reasons: to support annual program and capital spending, to manage short-term fluctuations in cash needs, to maintain a cash reserve, to refinance maturing debt, and to lend money to various provincial corporations and local authorities.

On March 31, 2025, Alberta’s government had $111.1 billion in total debt outstanding. This amount includes all debt issued by the province of Alberta, money borrowed directly by the former Alberta Capital Finance Authority prior to 2021 for local authorities, and public-private partnership (P3) contracts. Of the total, $8.4 billion is used to lend to government-business enterprises (or GBEs). GBEs’ debt is reported on their respective financial statements and is not reported on the government’s financial statements. The remainder of $102.7 billion is shown in the Consolidated Statement of Financial Position, comprising of $85.4 billion in taxpayer-supported debt and $17.3 billion in self-supported debt.

With sizeable and growing debt, the government aims to minimize risk related to interest costs, refinancing, and liquidity. This is accomplished through several key strategies. A presence in multiple global markets is maintained to ensure continuous access to funding. This action allows the province to reduce interest costs and enhance liquidity. Spreading out debt maturities over time ensures that the amount of debt maturing in any single year is minimized, which further reduces refinancing costs. Interest rate risk is managed through the term structure and composition of the debt portfolio. Liquidity risk is the risk that the province does not have access to sufficient cash for its immediate needs. This risk is addressed by holding a sufficient amount of cash to meet expected near-term cash flows at all times, which also helps to avoid issuing debt in unfavourable market conditions.

Short-term debt is issued for two purposes: to manage fluctuating short-term cash flows and to provide exposure to floating interest rates. Floating interest rate debt provides flexibility for debt management during times of rising or volatile rates and may reduce overall interest costs. Long-term debt is raised in Canadian and global capital markets by issuing bonds into primary markets.

Debt and Savings | Fiscal Plan 2026 – 29	135

Investors in these bonds include pension funds, insurance companies, banks, central banks, and other institutional investment managers.

The province primarily issues long-term bullet bonds, meaning that payments before the maturity of the bond are interest-only payments, leaving the principal to be repaid or refinanced on the bond’s maturity date. Bullet bonds are the standard debt instruments employed by Canadian government issuers for the predictable, long-term cash flows they create. The province uses this type of long-term debt for most of its financing requirements, as the term to maturity of these liabilities more closely aligns with the longer lifespan of assets such as capital projects.

The province maintains access to multiple markets across the globe to ensure continuous access to funding at the lowest possible cost of funds. Alberta’s primary source of funding is the Canadian provincial bond market; however, the province will raise long-term debt in foreign markets when it is more cost-effective to do so or when Canadian markets are difficult to access. The province takes on no currency-related risks when issuing debt in foreign currencies, by hedging the debt back to Canadian dollars.

During the fiscal years 2030-31, 2048-49, and 2050-51 the province faces significant refinancing requirements. These stem from a combination of elevated borrowing due to prior deficits and borrowing directly related to the COVID-19 pandemic.

Long-Term Debt Maturities
March 31, 2026
(billions of dollars)

Taxpayer Supported Debt and
Net Debt Projections

Taxpayer-supported debt outstanding is estimated at $92.1 billion at the end of 2025-26 and $108.9 billion at the end of 2026-27. These estimates are $9.3 billion and $18.7 billion higher, respectively, than those presented in Budget 2025. The upward revisions largely reflect the impact of sizeable deficits, as well as higher cash requirements for capital spending, and cash required by government entities.

136	Debt and Savings | Fiscal Plan 2026 – 29

Taxpayer Supported Debt (billions of dollars)

Net financial debt is a key credit metric on which the province is evaluated by investors and credit rating agencies. It represents the amount of debt on the province’s balance sheet that is not offset by financial assets. Net financial debt is forecast to be $39.7 billion at the end of 2025-26 and $51.4 billion at the end of 2026-27.

Net Debt (millions of dollars)

Similarly, the net debt-to-GDP ratio is an important measure for investors purchasing Alberta bonds. A lower net debt-to-GDP ratio is associated with lower risk for investors. Alberta’s net debt-to-GDP ratio was 7.2 per cent in 2024-25, the lowest among the provinces in that year. The ratio is forecast to be 8.3 per cent in 2025-26 and estimated at 10.5 per cent in 2026-27.

Debt and Savings | Fiscal Plan 2026 – 29	137

Net Debt to GDP

Net Debt to GDP Provinces

138	Debt and Savings | Fiscal Plan 2026 – 29

Debt Servicing Costs

Consolidated debt servicing costs are forecast to be $2.9 billion in 2025-26 and $3.4 billion in 2026-27. Debt servicing costs on taxpayer supported debt are projected to be $2.3 billion in 2025-26 and $2.8 billion in 2026-27. The year-over-year increase in the debt servicing costs is driven by higher projected borrowing levels and rising interest rates.

Debt Servicing Costs
(millions of dollars)

Debt Buy-Back Program

Buying back Alberta bonds and subsequently cancelling them prior to maturity allows the province to manage its refinancing obligations. Bonds are re-purchased from investors in open markets and canceled, eliminating the debt from the province’s balance sheet. The goal of the program is to optimize the management of cash when large debt issues mature to take advantage of opportunities to purchase bonds on a cost-effective basis relative to the province’s cost to borrow. Fiscal year-to-date, the province has purchased $924 million of Alberta bonds (in 2024/2025 these purchases totaled $564 million).

Debt and Savings | Fiscal Plan 2026 – 29	139

Debt Retirement Account

Since 2023-24, the province has proactively borrowed in advance of its immediate cash needs to ensure a seamless and cost-effective refinancing process for its larger bond maturities. Funds raised are held in a designated Debt Retirement Account (DRA), which invests in high-quality fixed-income securities that offset upcoming debt maturities. This approach ensures the province can repay debt as it matures. The use of the DRA ensures that the province maximizes flexibility to issue debt when market conditions are most favorable, to avoid periods of higher-cost borrowing. This strategy will continue to be an essential tool in managing upcoming periods with a high concentration of debt maturities. Additionally, any increases in debt servicing costs incurred through this approach will largely be offset by the investment income earned through the DRA assets.

Borrowing Requirements

(millions of dollars)

	2024-25 Actual	2025-26 Budget	2025-26 Forecast	2026-27 Target	2027-28 Target	2028-29 Target

Taxpayer supported debt	7,376	9,651	13,675	18,721	21,273	17,919

Self supported debt**	320	270	150	416	385	543

Government business enterprises	659	1,486	2,109	1,798	915	180

Subtotal borrowing requirements	8,355	11,407	15,933	20,935	22,573	18,642

Borrowing for future debt requirement	-	-	-

Total borrowing requirements	8,355	11,407	15,933	20,935	22,573	18,642

**	Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities

Borrowing Sources

(millions of dollars)

	2024-25	2025-26	2025-26	2026-27	2027-28	2028-29

Money market (net change)	-1,884	2,281	3,886	5,234	4,515	3,728

Long-term debt	10,239	9,126	12,047	15,701	18,058	14,914

Tota	8,355	11,407	15,933	20,935	22,573	18,642

Annual Debt Maturities

(millions of dollars)

	2024-25	2025-26	2026-27	2027-28	2028-29

Long Term	5,821	12,634	5,033	7,320	4,984

Short Term	10,514	4,735	5,934	-	-

Total	16,335	17,369	10,967	7,320	4,984

140	Debt and Savings | Fiscal Plan 2026 – 29

Savings

Investing in Alberta’s Future

This government is taking decisive action to transform Alberta’s resource wealth into permanent financial assets through strategic savings and endowment funds. These funds will stabilize provincial revenues and strengthen the economy over time, while advancing technical and academic achievement in Alberta.

Heritage Fund Value by Fiscal Period
(billions of dollars)

Alberta Heritage Savings Trust Fund

The Alberta Heritage Savings Trust Fund (Heritage Fund) serves as the province’s long-term savings account. Created in 1976, the fund was designed to collect and save a portion of non-renewable resource revenues earned by the province, as these will inevitably decline.

Pursuant to the Alberta Heritage Savings Trust Fund Act, the Heritage Fund operates under a formal policy framework that ensures growth of assets through prudent investment and risk management. The fund has grown by more than 70 per cent since 2021-22, supported by favorable market conditions, new government contributions and investment earnings growth. As of December 31, 2025, the Heritage Fund’s fair value reached a record $31.9 billion and delivered a five-year annualized return of 8.8 per cent, net of fees.

Historically, most of the Heritage Fund’s earnings were transferred into the General Revenue Fund to pay for public services and provincial infrastructure. While this provided immediate fiscal relief and helped keep taxes low, it constrained the fund’s ability to grow, and so government has ended this practice. Since its inception, the Heritage Fund has generated $53.6 billion in accumulated net income, with only $10.7 billion being retained by the fund.

Debt and Savings | Fiscal Plan 2026 – 29	141

Revitalizing Heritage Fund Growth

Alberta’s government has taken the following measures to further build and strengthen the Heritage Fund:

•

Income retention: Current legislation allows the Heritage Fund to keep 100 per cent of its net annual earnings for reinvestment, which inflation- proofs the fund and further accelerates its growth. Since the legislation took effect in 2022-23, the Heritage Fund has retained more than $5.6 billion of net earnings.

•

New investment: Under Alberta’s fiscal framework, $2.8 billion of surplus cash from the 2024-25 fiscal year has been added to the Heritage Fund in 2025-26. Since 2022-23, the fund has received $5.6 billion in new deposits.

•

Targeted growth by 2050: The Heritage Fund is on track to grow to $ 35 billion by 2027, a key milestone toward the long-term goal of $ 250 billion by 2050 set by government. A strategic roadmap (released January 2025) details a renewed approach to Heritage Fund asset allocation, management and governance, and serves as the blueprint for the next twenty-five years of fund expansion.

Heritage Fund Growth to 2050
(billions of dollars)

Alberta’s Heritage Endowment Funds

In addition to the Heritage Fund, the provincial government has directed savings to three dedicated endowments worth more than $6.2 billion as of December 31, 2025.

These endowments support priorities that benefit the province and improve the quality of life for Albertans:

•

The Alberta Heritage Foundation for Medical Research Endowment Fund supports community-based research and health initiatives, driving advancements in medical technologies to improve health care outcomes globally.

142	Debt and Savings | Fiscal Plan 2026 – 29

Endowments: Investing in People and the Economy
(billions of dollars)

•

The Alberta Heritage Science and Engineering Research Endowment Fund fuels innovation in science and engineering, helping transition local research and development into market-ready, commercial success to support Alberta’s global competitiveness in technical sectors.

•

The Alberta Heritage Scholarship Fund provides scholarships and bursaries to over 22,000 post-secondary students annually, helping the next generation of Alberta leaders and professionals gain the skills necessary for their future careers.

Collectively, these endowments inject over $135 million into Alberta’s economy each year, with more than $4 billion disbursed since inception. The three endowments are invested using asset mixes similar to that of the Heritage Fund, with annual disbursements capped at 4.5 per cent of rolling three-year average market values to ensure funding sustainability.

Heritage Fund Opportunities Corporation

To further support the long-term growth of the Heritage Fund and other provincial endowments, Alberta’s government established the Heritage Fund Opportunities Corporation (HFOC). Through authority delegated by the Minister of Finance, HFOC introduces a sophisticated asset-owner model for the professional stewardship of these financial savings. While the core objectives of the Heritage Fund and endowments remain unchanged, HFOC provides the specialized oversight and investment knowledge required to navigate today’s complex global financial environment. By developing the right people, processes and systems necessary for disciplined capital management, HFOC strengthens the province’s capacity to deliver superior, risk-adjusted returns on its invested assets.

Debt and Savings | Fiscal Plan 2026 – 29	143

HFOC is led by a professional and highly qualified board of directors responsible for setting strategic direction, and the board operates at arm’s-length from government. This independence means that all investment decisions are made strictly on the basis of sound financial principles and proven technical expertise.

The organization’s governance framework reinforces clear roles and responsibilities and is built on:

• Stewardship: The HFOC board acts as the dedicated, long-term fiduciary for all Heritage Fund and endowment assets.

• Accountability: The HFOC board defines the investment strategies for the assets it oversees and is held responsible for performance outcomes.

• Transparency: HFOC is committed to providing clear, comprehensive and regular public reporting.

With a mandate to prioritize growth over decades, HFOC is modernizing the investment policies of the Heritage Fund and other endowments to create an optimal global asset mix that achieves the best risk-adjusted returns possible. To support this mission, HFOC is building an experienced leadership team and enhancing portfolio construction through effective active management. While HFOC will continue to collaborate with Alberta Investment Management Corporation (AIMCo) to efficiently scale investments, it maintains the strategic flexibility to engage additional external managers or develop its own internal teams. This adaptable approach allows HFOC to leverage global diversification and new opportunities to accelerate asset growth, provided that operational feasibility and prudent governance support such decisions. Throughout these efforts, HFOC will remain committed to maintaining a strict cost discipline and rigorous focus on performance.

Securing Alberta’s Prosperity

The creation of HFOC is a pivotal step in transforming Alberta’s finite natural resources into enduring provincial wealth. With a principled approach and robust governance, HFOC ensures that the Heritage Fund and other provincial endowments remain stable, substantial and positioned for significant future growth. Through improved portfolio management and continued funding support for research, innovation and education, Alberta’s government is strengthening the economy and improving the lives of Albertans today, while securing the province’s fiscal stability for generations to come.

144	Debt and Savings | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Tables

145

Note: Amounts presented in tables may not add to totals due to rounding.

146	Tables | Fiscal Plan 2026 – 29

Summary Statement of Operations

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Tax revenue	30,356	28,837	28,794	30,470	31,646	33,177

Non-renewable resource revenue	21,986	17,067	16,285	13,213	16,234	16,892

Federal transfers	12,618	13,305	13,566	13,715	13,826	13,839

Investment income	4,803	2,883	4,568	4,358	4,071	4,052

Other	12,706	12,045	12,079	12,794	13,137	13,559

Total revenue	82,469	74,138	75,292	74,550	78,914	81,518

Expense

Operating expense	62,025	64,311	67,016	70,398	72,360	74,053

Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

Amortization / inventory consumption / loss on disposals	4,446	4,993	4,830	4,853	4,944	5,005

Debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

Disaster and emergency assistance	1,932	-	1,506	-	-	-

Contingency (forecast unallocated)	-	4,000	-	2,000	2,000	2,000

Total expense	74,149	79,349	79,426	83,922	86,495	88,422

Surplus / (deficit)	8,320	(5,211)	(4,134)	(9,373)	(7,581)	(6,904)

Summary Statement of Financial Position

(millions of dollars)

	At March 31
	2025 Actual	2026 Forecast	2027 Estimate	2028 Target	2029 Target

Financial assets	97,935	84,095	88,169	93,795	98,565

Liabilities	132,272	123,793	139,532	155,217	168,315

Net financial assets / (debt)	(34,337)	(39,699)	(51,363)	(61,422)	(69,750)

Capital / Other non-financial assets	62,925	64,200	66,383	68,834	70,204

Deferred capital contributions	(4,080)	(4,127)	(4,018)	(3,991)	(3,937)

Net assets	24,508	20,374	11,002	3,421	(3,483)

Net assets at the beginning of the year	12,649	20,966	16,832	7,460	(121)

Surplus / (Deficit)	8,320	(4,134)	(9,373)	(7,581)	(6,904)

Adjustment to net assets [a]	(3)	-	-	-	-

Net - Operating assets at end of year	20,966	16,832	7,460	(121)	(7,025)

Accumulated remeasurement gains / losses at the beginning of the year	3,542	3,542	3,542	3,542	3,542

Adjustments to remeasurement gains and losses	-	-	-	-	-

Net assets at end of year	24,508	20,374	11,002	3,421	(3,483)

Net debt to GDP	-7.2%	-8.3%	-10.5%	-11.8%	-12.9%

[a]	Includes adjustments to net assets as reported in the annual consolidated financial statements.

Tables | Fiscal Plan 2026 – 29	147

Schedule 1: Consolidated Fiscal Summary

(millions of dollars)

		2024-25	2025-26		2026-27	2027-28	2028-29
Statement of Operations		Actual	Budget[a]	Forecast	Estimate	Target	Target

1 Total revenue		82,469	74,138	75,292	74,550	78,914	81,518

Expense

2	Operating expense	62,025	64,311	67,016	70,398	72,360	74,053

3	% change from prior year	6.7	3.7	8.0	5.0	2.8	2.3

4	Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

5	Amortization / inventory consumption / loss on disposals	4,446	4,993	4,830	4,853	4,944	5,005

6	Taxpayer-supported debt servicing costs	2,437	2,348	2,343	2,838	3,571	4,147

7	Self-supported debt servicing costs	777	620	579	568	651	716

8	Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

9	Disaster and emergency assistance	1,932	-	1,506	-	-	-

10	Expense before contingency	74,149	75,349	79,426	81,922	84,495	86,422

11	Contingency (forecast unallocated)	-	4,000	-	2,000	2,000	2,000

12 Total expense		74,149	79,349	79,426	83,922	86,495	88,422

13 Surplus / (deficit)		8,320	(5,211)	(4,134)	(9,373)	(7,581)	(6,904)

Capital Plan

14	Capital grants	2,934	3,452	3,347	3,672	3,384	2,923

15	Capital investment	4,309	5,187	5,340	6,297	6,614	5,426

16 Total capital plan		7,243	8,639	8,687	9,969	9,998	8,349

Cash Adjustments / Borrowing Requirements				At March 31

17 Cash at start of year / Alberta Fund		3,667	2,167	5,142	-	-	-

18	Alberta Fund allocation - Heritage Fund	(2,000)	(1,084)	(2,843)	-	-	-

19 Surplus / (deficit)		8,320	(5,211)	(4,134)	(9,373)	(7,581)	(6,904)

Cash adjustments (for details, see table on page 157)

20	Retained income of funds and agencies	(2,111)	(1,949)	(3,011)	(4,069)	(3,885)	(3,907)

21	Other cash adjustments	(632)	533	118	(32)	(26)	(187)

22	Capital cash adjustments	(2,203)	(1,915)	(1,798)	(2,931)	(3,320)	(2,295)

23	ATB Financial dividend	100	100	100	100	100	100

24	Surplus cash (cash at start of year + surplus +/- net cash adjustments) / Heritage Fund [b]	5,142	(7,357)	(6,425)	(16,304)	(14,713)	(13,193)

25	Less: Taxpayer-supported debt repayment	(2,571)	-	-	-	-	-

26	Less: Allocation to Alberta Fund	(2,571)	-	-	-	-	-

27	Direct borrowing required	-	7,357	6,425	16,304	14,713	13,193

28	Cash at end of year	-	-	-	-	-	-

	Taxpayer-supported Liabilities / Borrowing			At March 31

	Liabilities for capital projects

29	Opening balance	47,594	47,506	50,560	56,970	64,374	71,999

30	Alternative financing (P3s – public-private partnerships)	4	3	68	116	16	-

31	P3 principal repayments	(125)	(130)	(84)	(91)	(96)	(102)

32	Net borrowing / principal repay. / amort. issue costs	3,088	494	6,425	7,379	7,705	6,651

33	Total liabilities for capital projects	50,560	47,873	56,970	64,374	71,999	78,549

	Borrowing for the fiscal plan

34	Opening balance	34,214	34,220	34,665	35,116	44,492	51,951

35	Net borrowing / principal repay. / amort. issue costs	451	446	451	9,376	7,458	6,992

36	Total borrowing for the fiscal plan / other	34,665	34,666	35,116	44,492	51,951	58,943

37	Total taxpayer-supported debt - capital projects / fiscal plan	85,225	82,539	92,086	108,867	123,950	137,492

148	Tables | Fiscal Plan 2026 – 29

Schedule 2: Statement of Financial Position

(millions of dollars)

	At March 31
	2025 Actual	2026 Forecast	2027 Estimate	2028 Target	2029 Target

Financial assets

Alberta Heritage Savings Trust Fund	24,743	29,857	32,082	34,022	35,880

Endowment funds:

Alberta Heritage Foundation for Medical Research	2,370	2,618	2,838	3,017	3,187

Alberta Heritage Science and Engineering Research	1,374	1,520	1,646	1,748	1,842

Alberta Heritage Scholarship	1,539	1,702	1,843	1,954	2,059

Alberta Enterprise Corporation	323	319	315	311	306

General Revenue Fund - surplus cash	2,571	-	-	-	-

General Revenue Fund - debt retirement	9,952	1,926	-	-	-

Alberta Fund	2,571	-	-	-	-

Self-supporting lending organizations / activities:

Loans to local authorities	13,823	15,073	15,932	16,642	17,295

Agriculture Financial Services Corporation	2,920	3,247	4,439	5,789	7,327

Equity in commercial enterprises: ATB / AGLC / APMC / CUDGCo / Bal. Pool / PSIs	735	638	853	1,123	1,421

Student loans	4,936	5,077	5,265	5,441	5,646

Technology Innovation and Emissions Reduction Fund	1,106	1,157	1,173	1,194	1,223

Other financial assets (including SUCH sector / Alberta Innovates Corp.)	28,972	20,961	21,783	22,555	22,377

Total financial assets	97,935	84,095	88,169	93,795	98,565

Liabilities

Taxpayer-supported debt:

Direct borrowing for the Capital Plan	48,045	54,471	61,849	69,555	76,206

Alternative financing (P3s - public-private partnerships - Capital Plan)	2,515	2,500	2,525	2,444	2,343

Debt issued to reduce pre-1992 Teachers’ Pension Plan unfunded liability	451	451	451	451	451

Direct borrowing for the Fiscal Plan	34,214	34,665	44,041	51,500	58,492

Total taxpayer-supported debt	85,225	92,086	108,867	123,950	137,492

Self-supporting lending organization / activities debt:

Debt issued for loans to local authorities	13,823	15,073	15,932	16,642	17,295

Agriculture Financial Services Corporation	3,434	3,672	3,907	3,947	4,072

Total taxpayer and self-supported debt	102,482	110,832	128,705	144,538	158,859

Coal phase-out liabilities	514	432	353	269	182

Pension liabilities	7,504	7,292	6,884	6,469	6,046

Asset retirement obligations	2,579	2,579	2,567	2,554	2,542

Other liabilities (including SUCH sector / Alberta Innovates Corp.)	19,193	2,659	1,023	1,387	687

Total liabilities	132,272	123,793	139,532	155,217	168,315

Net financial assets / (debt)	(34,337)	(39,699)	(51,363)	(61,422)	(69,750)

Capital / other non-financial assets	62,925	64,200	66,383	68,834	70,204

Spent deferred capital contributions	(4,080)	(4,127)	(4,018)	(3,991)	(3,937)

Net assets	24,508	20,374	11,002	3,421	(3,483)

Net assets / (liabilities) - statement of operations	20,966	16,832	7,460	(121)	(7,025)

Accumulated remeasurement gains	3,542	3,542	3,542	3,542	3,542

Change in net assets - statement of operations (before adjustments)	8,317	(4,134)	(9,373)	(7,581)	(6,904)

Net financial debt / GDP (calendar year, nominal)	-7.2%	-8.3%	-10.5%	-11.8%	-12.9%

Tables | Fiscal Plan 2026 – 29	149

Schedule 3: Statement of Operations

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Revenue

Personal income tax	16,120	15,510	14,771	15,933	16,612	17,741

Corporate income tax	8,125	6,764	7,420	7,300	7,472	7,615

Other taxes	6,111	6,563	6,603	7,237	7,562	7,821

Non-renewable resource revenue	21,986	17,067	16,285	13,213	16,234	16,892

Transfers from Government of Canada	12,618	13,305	13,566	13,715	13,826	13,839

Investment income	4,803	2,883	4,568	4,358	4,071	4,052

Net income from govt. business enterprises	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences	5,504	5,756	5,640	6,000	6,170	6,424

Other	5,149	4,273	4,245	4,173	4,259	4,376

Total revenue	82,469	74,138	75,292	74,550	78,914	81,518

Expense

Advanced Education	7,204	7,411	7,674	7,738	7,928	8,088

Affordability and Utilities	133	168	148	153	153	153

Agriculture and Irrigation	1,988	984	1,704	963	906	916

Arts, Culture and Status of Women	238	226	223	199	218	237

Assisted Living and Social Services	10,282	11,298	11,540	12,233	12,685	12,787

Children and Family Services	1,515	1,595	1,621	1,685	1,695	1,695

Education and Childcare	11,417	12,357	12,471	13,436	13,369	13,543

Energy and Minerals	1,400	1,122	1,028	894	968	1,031

Environment and Protected Areas	440	565	545	484	481	493

Executive Council	84	96	100	104	106	106

Forestry and Parks	1,089	409	1,182	421	416	411

Hospital and Surgical Health Services	11,491	12,157	13,002	13,832	14,601	15,098

Indigenous Relations	235	238	256	268	268	273

Infrastructure	690	921	907	961	932	918

Jobs, Economy, Trade and Immigration	364	416	460	422	412	399

Justice	690	707	751	773	758	758

Mental Health and Addiction	1,706	1,794	1,876	2,043	2,089	2,096

Municipal Affairs	1,287	1,388	1,404	1,386	1,506	1,497

Primary and Preventative Health Services	11,649	11,182	12,244	12,653	13,313	14,067

Public Safety and Emergency Services	1,446	1,350	1,449	1,509	1,531	1,517

Service Alberta and Red Tape Reduction	181	186	196	206	203	204

Technology and Innovation	890	1,010	1,005	1,103	908	904

Tourism and Sport	134	133	135	127	136	112

Transportation and Economic Corridors	2,516	2,681	2,532	2,998	2,801	2,366

Treasury Board and Finance	2,123	2,199	2,073	2,115	2,090	2,124

Legislative Assembly	144	164	172	216	218	189

Total program expense	71,337	72,756	76,700	78,923	80,688	81,982

Debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Pension provisions	(403)	(375)	(196)	(408)	(415)	(423)

Expense before contingency	74,149	75,349	79,426	81,922	84,495	86,422

Surplus / (deficit) before contingency	8,320	(1,211)	(4,134)	(7,373)	(5,581)	(4,904)

Contingency (forecast unallocated)	-	4,000	-	2,000	2,000	2,000

Total expense	74,149	79,349	79,426	83,922	86,495	88,422
Surplus / (deficit)	8,320	(5,211)	(4,134)	(9,373)	(7,581)	(6,904)

Beginning net assets (+ adjustments)	16,187	24,508	24,508	20,374	11,002	3,421

Net assets at end of year	24,508	19,297	20,374	11,002	3,421	(3,483)

150	Tables | Fiscal Plan 2026 – 29

Schedule 4: Revenue

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Income taxes

Personal income tax	16,120	15,510	14,771	15,933	16,612	17,741

Corporate income tax	8,125	6,764	7,420	7,300	7,472	7,615

	24,245	22,274	22,191	23,233	24,084	25,356

Other taxes

Education property tax	2,797	3,124	3,124	3,592	3,792	3,848

Fuel tax / electric vehicle tax	1,431	1,438	1,426	1,450	1,480	1,512

Tobacco / vaping tax	414	420	406	385	355	325

Insurance tax	914	972	984	1,060	1,142	1,232

Cannabis tax	232	215	225	229	232	236

Tourism levy	126	122	138	200	207	214

Other taxes	197	272	299	321	353	453

	6,111	6,563	6,603	7,237	7,562	7,821

Non-renewable resource revenue

Bitumen royalty	17,167	12,830	12,669	9,688	12,102	12,765

Crude oil royalty	3,037	2,510	2,317	2,120	2,621	2,581

Natural gas and by-products royalty	1,220	1,228	730	942	1,036	1,057

Bonuses and sales of Crown leases	385	361	406	331	346	359

Rentals and fees / coal royalty	178	138	163	131	130	129

	21,986	17,067	16,285	13,213	16,234	16,892

Transfers from Government of Canada

Canada Health Transfer	6,161	6,560	6,633	7,036	7,436	7,759

Canada Social Transfer	1,993	2,089	2,113	2,198	2,279	2,361

Direct transfers to SUCH sector / Alberta Innovates Corporation	676	698	639	699	715	726

Infrastructure support	767	807	838	928	770	514

Agriculture support programs	507	552	552	551	584	659

Labour market agreements	252	257	262	295	273	253

Early learning child care agreements	1,208	1,147	1,197	1,170	1,121	1,121

Other federal transfers	1,055	1,194	1,332	837	649	446

	12,618	13,305	13,566	13,715	13,826	13,839

Investment income

Alberta Heritage Savings Trust Fund	2,053	1,129	2,426	2,377	2,094	2,016

Endowment funds	517	261	596	527	431	408

Income from local authority loans	671	577	528	515	600	667

Agriculture Financial Services Corporation	107	149	150	155	162	169

Other (includes SUCH sector)	1,454	768	867	783	784	792

	4,803	2,883	4,568	4,358	4,071	4,052

Net Income from government business enterprises

AGLC – Gaming / lottery	1,486	1,540	1,542	1,577	1,605	1,635

AGLC – Liquor and cannabis	777	792	790	772	759	742

ATB Financial	348	285	399	426	489	539

Balancing Pool	50	57	56	66	56	58

Other (CUDGCo / APMC / AiGC / PSIs)	(608)	(659)	(593)	(219)	(200)	(214)

	2,053	2,016	2,194	2,621	2,709	2,759

Premiums, fees and licences

Post-secondary institution tuition fees	2,058	2,133	1,992	2,162	2,230	2,274

Health / school board fees and charges	872	1,050	1,056	1,064	1,057	1,117

Motor vehicle licences	603	634	629	663	664	664

Crop, hail and livestock insurance premiums	639	674	641	667	731	799

Energy industry levies	409	429	431	453	476	498

Other (includes land titles revenue)	923	836	891	991	1,012	1,071

	5,504	5,756	5,640	6,000	6,170	6,424

Other

SUCH sector sales, rentals and services	1,144	1,142	1,164	1,188	1,259	1,293

SUCH sector fundraising, donations, gifts, and contributions	828	825	913	1,019	1,040	1,048

AIMCo investment management charges	918	988	844	867	855	882

Fines and penalties	222	186	144	167	167	167

Refunds of expense	423	171	183	179	174	174

Technology Innovation and Emissions Reduction Fund	172	409	304	166	185	216

Miscellaneous	1,443	553	694	588	579	595

	5,149	4,273	4,245	4,173	4,259	4,376

Total revenue	82,469	74,138	75,292	74,550	78,914	81,518

Tables | Fiscal Plan 2026 – 29	151

Schedule 5: Operating Expense

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	6,607	6,635	7,056	7,110	7,292	7,439

Affordability and Utilities	125	160	140	146	146	146

Agriculture and Irrigation	833	860	868	828	815	838

Arts, Culture and Status of Women	140	157	150	152	156	156

Assisted Living and Social Services	9,903	10,732	10,991	11,510	11,875	11,967

Children and Family Services	1,515	1,595	1,621	1,684	1,693	1,693

Education and Childcare	10,839	11,832	11,906	12,865	12,812	12,980

Energy and Minerals	1,223	892	810	865	938	956

Environment and Protected Areas	394	509	483	427	437	449

Executive Council	84	96	100	104	106	106

Forestry and Parks	359	367	383	380	373	368

Hospital and Surgical Health Services	9,983	10,724	11,570	12,336	13,034	13,548

Indigenous Relations	222	228	242	259	259	265

Infrastructure	467	491	476	510	485	475

Jobs, Economy, Trade and Immigration	363	415	437	421	410	398

Justice	683	700	744	766	751	751

Mental Health and Addiction	1,597	1,665	1,730	2,002	2,068	2,075

Municipal Affairs	228	258	261	281	286	285

Primary and Preventative Health Services	11,322	10,654	11,756	12,263	12,946	13,688

Public Safety and Emergency Services	1,259	1,312	1,371	1,458	1,478	1,485

Service Alberta and Red Tape Reduction	160	162	172	183	179	181

Technology and Innovation	775	833	828	848	836	833

Tourism and Sport	124	118	120	118	127	112

Transportation and Economic Corridors	576	580	585	565	565	561

Treasury Board and Finance	2,100	2,174	2,048	2,103	2,076	2,111

Legislative Assembly	144	161	169	213	215	186

Total operating expense	62,025	64,311	67,016	70,398	72,360	74,053

152	Tables | Fiscal Plan 2026 – 29

Schedule 6: Capital Amortization

(millions of dollars)	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	539	573	560	556	562	574

Affordability and Utilities	1	2	2	2	2	2

Agriculture and Irrigation	29	40	45	50	53	48

Arts, Culture and Status of Women	7	7	7	7	7	7

Assisted Living and Social Services	71	57	61	61	61	61

Education and Childcare	542	505	522	530	531	532

Energy and Minerals	12	13	13	13	13	13

Environment and Protected Areas	2	4	4	4	4	4

Forestry and Parks	28	40	40	40	41	41

Hospital and Surgical Health Services	417	181	180	183	183	166

Infrastructure	170	425	425	435	412	418

Jobs, Economy, Trade and Immigration	1	1	1	1	1	1

Justice	7	7	7	7	7	7

Mental Health and Addiction	1	-	1	1	1	1

Primary and Preventative Health Services	155	165	165	165	165	165

Public Safety and Emergency Services	28	29	29	29	29	29

Service Alberta and Red Tape Reduction	17	18	18	18	18	18

Technology and Innovation	67	70	75	71	72	71

Transportation and Economic Corridors	848	884	884	925	978	1,029

Treasury Board and Finance	23	24	24	12	14	13

Legislative Assembly	1	3	3	3	3	3

Total amortization expense	2,968	3,048	3,067	3,113	3,157	3,205

Schedule 7: Inventory Consumption

(millions of dollars)	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	54	203	58	72	74	75

Arts, Culture and Status of Women	1	1	1	1	1	1

Assisted Living and Social Services	33	33	33	33	33	33

Education and Childcare	24	-	-	-	-	-

Forestry and Parks	-	1	1	1	1	1

Hospital and Surgical Health Services	1,081	1,252	1,252	1,314	1,384	1,384

Infrastructure	1	2	2	2	-	-

Mental Health and Addiction	16	18	19	19	20	20

Primary and Preventative Health Services	173	363	324	225	202	213

Public Safety and Emergency Services	-	1	1	1	1	1

Service Alberta and Red Tape Reduction	4	6	6	6	6	6

Transportation and Economic Corridors	62	66	66	66	66	66

Total inventory consumption expense	1,448	1,945	1,763	1,740	1,788	1,800

Schedule 8: Inventory Acquisition

(millions of dollars)	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	48	197	53	67	68	70

Arts, Culture and Status of Women	1	1	1	1	1	1

Assisted Living and Social Services	33	33	33	33	33	33

Education and Childcare	25	-	-	-	-	-

Forestry and Parks	2	1	1	1	1	1

Hospital and Surgical Health Services	700	1,252	1,252	1,314	1,384	1,384

Infrastructure	1	2	2	2	-	-

Mental Health and Addiction	16	18	19	19	20	20

Primary and Preventative Health Services	562	241	202	227	202	203

Service Alberta and Red Tape Reduction	3	6	6	6	6	6

Transportation and Economic Corridors	61	66	66	66	66	66

Total inventory acquisition	1,451	1,817	1,634	1,735	1,781	1,784

Tables | Fiscal Plan 2026 – 29	153

Schedule 9: Debt Servicing Costs

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Taxpayer-supported general debt servicing costs

Education and Childcare – school boards	10	9	9	9	9	9

Treasury Board and Finance	991	954	952	1,170	1,488	1,740

Total	1,001	963	961	1,179	1,497	1,748

Taxpayer-supported capital plan debt servicing costs

Education and Childcare – Alberta schools alternative procurement P3s	33	33	33	32	35	38

Transportation and Economic Corridors – ring road P3s	115	112	112	108	105	100

Treasury Board and Finance – direct borrowing	1,288	1,240	1,237	1,520	1,934	2,260

Total	1,436	1,385	1,382	1,660	2,074	2,399

Total taxpayer-supported debt servicing costs	2,437	2,348	2,343	2,838	3,571	4,147

Self-supported debt servicing costs

Treasury Board and Finance – loans to local authorities	671	523	483	468	537	590

Treasury Board and Finance – Ag. Financial Services Corp.	106	97	96	100	114	126

Total self-supported debt servicing costs	777	620	579	568	651	716

Total debt servicing costs	3,215	2,968	2,922	3,407	4,222	4,863

Schedule 10: Disaster and Emergency Assistance

(millions of dollars)
	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Agriculture and Irrigation - agriculture support	1,039	-	705	-	-	-

Assisted Living and Social Services - wildfire supports	14	-	5	-	-	-

Forestry and Parks – wildfire fighting	702	-	756	-	-	-

Municipal Affairs - wildfire support	19	-	-	-	-	-

Public Safety and Emergency Services – wildfire / flood support	158	-	39	-	-	-

Total disaster and emergency assistance expense	1,932	-	1,506	-	-	-

Schedule 11: Pension Liabilities [a]

(millions of dollars)	At March 31
	2025	2026	2027	2028	2029

	Actual	Forecast	Estimate	Target	Target

Teachers’ Pension Plan (pre-1992)	6,696	6,624	6,344	6,061	5,775

Public Service Management Pension Plan (pre-1992; closed) [b]	335	307	278	249	218

Universities Academic Pension Plan (pre-1992)	203	201	199	195	192

Special Forces Pension Plan (pre-1992)	61	55	48	40	29

Members of the Legislative Assembly Pension Plan (closed) [b]	30	28	26	24	21

Public Service Supplementary Retirement Plan	24	23	21	20	19

SUCH sector – Universities Academic / Supp. Exec. Retirement Plans	155	54	(32)	(120)	(208)

Total pension liabilities	7,504	7,292	6,884	6,469	6,046

Annual non-cash change in pension liabilities	(403)	(196)	(408)	(415)	(423)

[a]

This schedule excludes the Local Authorities Pension Plan, the Public Service Pension Plan and the Management Employees Pension Plan, which are fully funded and to which the government has no outstanding or additional obligation.

[b]	Membership closed and pensionable service no longer being accrued.

154	Tables | Fiscal Plan 2026 – 29

Schedule 12: Cash Adjustments a

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29
	Actual	Budget	Forecast	Estimate	Target	Target

Retained income of funds and agencies

Alberta Heritage Savings Trust Fund	(1,871)	(988)	(2,271)	(2,225)	(1,940)	(1,859)

ATB Financial	(348)	(285)	(399)	(426)	(489)	(539)

Agriculture Financial Services Corporation	46	(1,054)	(328)	(1,192)	(1,350)	(1,539)

Heritage Foundation for Medical Research Endowment Fund	(169)	(100)	(248)	(221)	(179)	(169)

Heritage Science and Engineering Research Endowment Fund	(86)	(56)	(146)	(127)	(102)	(94)

Heritage Scholarship Fund	(79)	(66)	(163)	(141)	(112)	(105)

Alberta Social Housing Corporation	7	13	43	(10)	6	90

Credit Union Deposit Guarantee Corporation	(17)	(15)	(18)	(19)	(19)	(20)

Alberta Petroleum Marketing Commission	616	674	604	313	314	343

Technology Innovation and Emissions Reduction Fund	(89)	-	(51)	(17)	(21)	(29)

Balancing Pool	(50)	(57)	(56)	(66)	(56)	(58)

Other	(72)	(14)	21	59	61	71

Total retained income of funds and agencies	(2,111)	(1,949)	(3,011)	(4,069)	(3,885)	(3,907)

Other cash adjustments

SUCH sector own-source revenue	(6,805)	(6,243)	(6,433)	(6,479)	(6,698)	(6,800)

SUCH sector own-source expense	7,075	7,328	6,561	7,425	7,548	7,621

Net deferred capital contribution cash adjustment	4	(72)	(13)	(69)	(87)	(114)

Energy royalties (difference between accrued revenue & cash)	552	(37)	434	107	307	323

Student loans	(296)	(317)	(141)	(189)	(176)	(205)

Other cash adjustments	(733)	(427)	(311)	(414)	(502)	(595)

Disaster assistance revenue / expense	(1)	566	98	-	-	-

Pension provisions (non-cash expense)	(403)	(375)	(196)	(408)	(415)	(423)

Inventory acquisition (excluding SUCH sector; non-cash expense)	(205)	(199)	(199)	(224)	(198)	(199)

Inventory consumption (excluding SUCH sector; non-cash expense)	180	308	318	219	194	205

Total other cash adjustments	(632)	533	118	(32)	(26)	(187)

Capital cash adjustments

Capital investment (excluding SUCH sector self-financed)	(3,437)	(4,013)	(4,449)	(5,784)	(6,099)	(4,920)

Cash requirement adjustment	-	800	869	997	1,000	835

Current principal repayments (P3s – public-private partnerships)	(74)	(103)	(84)	(91)	(96)	(102)

Alternative financing (P3s – public-private partnerships)	4	-	68	116	16	-

Amortization (excluding SUCH sector; non-cash expense)	1,305	1,402	1,798	1,832	1,860	1,892

Book value of asset disposals (net non-cash expense / revenue)	-	-	-	-	-	-

Total capital cash adjustments	(2,203)	(1,915)	(1,798)	(2,931)	(3,320)	(2,295)

ATB Financial dividend	100	100	100	100	100	100

Total cash adjustments	(4,845)	(3,230)	(4,591)	(6,932)	(7,132)	(6,289)

[a]	Negative cash adjustments are a cash requirement; positive cash adjustments are a cash source.

Tables | Fiscal Plan 2026 – 29	155

Schedule 13: Capital Plan a

(millions of dollars)	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	663	501	895	595	627	607

Affordability and Utilities	7	8	8	7	8	8

Agriculture and Irrigation	107	99	116	104	52	45

Arts, Culture and Status of Women	91	63	67	41	56	76

Assisted Living and Social Services	307	532	508	694	767	779

Children and Family Services	4	1	7	3	4	4

Education and Childcare	834	1,056	1,145	1,636	1,412	932

Energy and Minerals	185	232	222	37	38	77

Environment and Protected Areas	51	75	76	69	57	51

Forestry and Parks	113	129	122	147	154	123

Hospital and Surgical Health Services	742	422	571	446	597	387

Indigenous Relations	14	10	14	8	8	8

Infrastructure	289	1,076	797	1,322	1,788	1,671

Jobs, Economy, Trade and Immigration	5	3	27	5	2	2

Justice	11	18	23	30	17	16

Mental Health and Addiction	97	129	128	27	-	-

Municipal Affairs	1,040	1,131	1,144	1,105	1,220	1,213

Primary and Preventative Health Services	14	22	35	42	42	42

Public Safety and Emergency Services	11	31	35	32	28	6

Service Alberta and Red Tape Reduction	40	72	61	68	55	27

Technology and Innovation	174	282	256	352	118	100

Tourism and Sport	10	15	15	9	9	-

Transportation and Economic Corridors	2,421	2,718	2,398	3,166	2,925	2,162

Treasury Board and Finance	12	9	12	20	12	10

Legislative Assembly	2	4	4	4	1	1

Total capital plan	7,243	8,639	8,687	9,969	9,998	8,349

[a]

The Capital Plan comprises capital grants included in expense plus capital investment in government-owned assets not included in expense. Capital investment adds to government capital assets, and those assets are depreciated over time through amortization expense included in total expense.

Schedule 14: Capital Grants

(millions of dollars)	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Affordability and Utilities	6	6	6	5	5	5

Agriculture and Irrigation	87	85	85	85	38	30

Arts, Culture and Status of Women	90	61	65	38	54	74

Assisted Living and Social Services	262	476	450	628	715	725

Children and Family Services	-	-	-	1	2	2

Education and Childcare	12	19	43	40	26	31

Energy and Minerals	165	217	205	17	18	62

Environment and Protected Areas	44	52	58	53	40	40

Forestry and Parks	-	1	1	1	1	-

Indigenous Relations	13	10	14	8	8	8

Infrastructure	35	4	5	15	35	24

Jobs, Economy, Trade and Immigration	1	-	21	-	-	-

Mental Health and Addiction	91	112	127	20	-	-

Municipal Affairs	1,039	1,129	1,143	1,105	1,219	1,211

Public Safety and Emergency Services	1	8	8	20	23	1

Technology and Innovation	48	106	103	183	-	-

Tourism and Sport	10	15	15	9	9	-

Transportation and Economic Corridors	1,030	1,151	996	1,443	1,192	709

Treasury Board and Finance	-	-	1	-	-	-

Total capital grants	2,934	3,452	3,347	3,672	3,384	2,923

156	Tables | Fiscal Plan 2026 – 29

Schedule 15: Capital Investment a

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Advanced Education	663	501	895	595	627	607

Affordability and Utilities	1	1	1	1	3	3

Agriculture and Irrigation	20	14	31	18	15	15

Arts, Culture and Status of Women	1	2	2	2	2	2

Assisted Living and Social Services	45	56	58	65	52	54

Children and Family Services	4	1	7	2	2	2

Education and Childcare	822	1,036	1,102	1,595	1,387	902

Energy and Minerals	20	15	16	21	20	15

Environment and Protected Areas	6	23	18	17	17	10

Forestry and Parks	113	128	121	147	153	123

Hospital and Surgical Health Services	742	422	571	446	597	387

Indigenous Relations	1	-	-	-	-	-

Infrastructure	254	1,072	792	1,307	1,753	1,647

Jobs, Economy, Trade and Immigration	4	3	6	5	2	2

Justice	11	18	23	30	17	16

Mental Health and Addiction	6	17	2	7	-	-

Municipal Affairs	-	2	1	1	1	2

Primary and Preventative Health Services	14	22	35	42	42	42

Public Safety and Emergency Services	10	23	27	12	5	5

Service Alberta and Red Tape Reduction	40	72	61	68	55	27

Technology and Innovation	126	176	154	169	118	100

Transportation and Economic Corridors	1,391	1,567	1,402	1,723	1,733	1,453

Treasury Board and Finance	12	9	12	20	12	10

Legislative Assembly	2	4	4	4	1	1

Total capital investment	4,309	5,187	5,340	6,297	6,614	5,426

[a]	Capital investment is not included in expense. Rather, the assets are added to government capital assets and depreciated over time through amortization expense.

Schedule 16: Capital Assets

(millions of dollars)

	At March 31
	2025	2026	2027	2028	2029
	Actual	Forecast	Estimate	Target	Target

Net book value at start of the year	60,371	61,708	63,112	65,299	67,757

Additions (capital investment)	4,309	5,340	6,297	6,614	5,426

Cash requirement adjustment	-	(869)	(997)	(1,000)	(835)

Amortization	(2,968)	(3,067)	(3,113)	(3,157)	(3,205)

Net book value of capital asset disposals / adjustments	(4)	-	-	-	-

Net book value at end of year	61,708	63,112	65,299	67,757	69,143

Prepaid	631	631	631	631	631

Inventory, purchased intangibles and other	586	457	453	446	430

Total capital and inventory assets	62,925	64,200	66,383	68,834	70,204

Tables | Fiscal Plan 2026 – 29	157

Schedule 17: Capital Plan Funding Sources

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Capital Plan, less	7,243	8,639	8,687	9,969	9,998	8,349

Non-cash adjustments	273	40	(81)	13	19	(45)

Cash requirement adjustment	-	(800)	(869)	(997)	(1,000)	(835)

Capital Plan funding requirements	7,517	7,879	7,737	8,985	9,017	7,469

Source of funding:

Cash received / assets donated / book value of disposals	754	780	901	915	722	252

Retained income of funds and agencies	34	35	36	63	59	60

SUCH sector self-financed	872	487	891	513	515	506

Technology Innovation and Emissions Reduction Fund	18	40	36	-	-	-

Alternative financing (P3s – public-private partnerships)	4	-	68	116	16	-

General revenue fund cash / direct borrowing	5,836	6,537	5,805	7,379	7,705	6,651

Total capital plan funding sources	7,517	7,879	7,737	8,985	9,017	7,469

Schedule 18: Annual Debt Maturities

(millions of dollars)

	2024-25	2025-26	2026-27	2027-28	2028-29

Long-term debt maturities	5,821	12,634	5,033	7,320	4,984

Short-term debt maturities	10,514	4,735	5,934	-	-

Total annual debt maturities	16,335	17,369	10,967	7,320	4,984

Schedule 19: Borrowing Requirements

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Taxpayer-supported debt	7,376	9,651	13,674	18,721	21,273	17,919

Self-supported debt[a]	320	270	150	416	385	543

Government business enterprises	659	1,486	2,109	1,798	915	180

Total borrowing requirements	8,355	11,407	15,933	20,935	22,573	18,642

[a]	Debt incurred to lend to Agriculture Financial Services Corporation and debt incurred to make loans to local authorities.

Schedule 20: Borrowing Sources a

(millions of dollars)

	2024-25	2025-26		2026-27	2027-28	2028-29

	Actual	Budget	Forecast	Estimate	Target	Target

Money market (net change)	(1,884)	2,281	3,886	5,234	4,515	3,728

Term debt	10,239	9,126	12,047	15,701	18,058	14,914

Total borrowing sources	8,355	11,407	15,933	20,935	22,573	18,642

[a]	Forecast and maturities numbers include new requirements and maturing debt (money market and long-term debt).

158	Tables | Fiscal Plan 2026 – 29

Schedule 21: Changes to Fees

	2025-26	2026-27

Advanced Education

Apprenticeship Education Program	$35	$150

Trade Qualifier	$60	$150

Blue Seal	$50	$150

Red Seal	-	$150

Entrance Exam	-	$150

Arts, Culture and Status of Women

Jubilee Auditoria Facility Ticket Fee	$3	$4

Admission Fees for Provincial Historical Sites	$9 - $50	$11 - $55

Assisted Living and Social Services

Continuing Care Homes - Resident Daily Charges		2% increase across

	-	resident daily charges

Environment and Protected Areas

Air Photo Library Fees	$17	$25

Water and Waste Water Operator Certificates	$130	$156

Other Environmental Protection and Enhancement Act and Water Act	$15 - $30,000	$27 - $45,000

Forestry and Parks

Grazing Lease Rental Rate Increase - Zone 1 & 2[a]	$6.07 - $8.70 / AUM	$6.97 - $9.94 / AUM

Public Land Rental Rates - Various	Various	up to 65% increase

Public Land Rental Rates - Aerodrome Rental Rent	$2.30/Acre	$230/Acre

Public Land Rental Rates - Commercial / Industrial Work Camp Rental Rate	Various	up to 65% increase

Jobs, Economy, Trade and Immigration

Alberta Advantage Immigration Program - Expression of Interest Fee	-	$135

Justice

Excessive Speed, Racing and Stunting Fines	Various	30% to 50% increases

Commissioner of Oath Civil Court Documents Fees	-	$25

Immediate Roadside Sanctions Late Payment Charges	-	$20 or 20% of balance

Court and Justice Services Document Authentication Fees	$10	$20

Service Alberta and Red Tape Reduction

Residential Tenancy Dispute Resolution Service	$75	$100 - $150

Land Titles and Surveys Resubmission Fee	-	$25

Land Titles Fees	$2 - $30	$5 - $75

Corporate Registries Fees	$5 - $283	3% increase

Licensing and Registration Fees for Business and Charities	$168 - $2,000	33% increase

Motor Vehicle Fees	$15 - $80	$20 - $90

Class 1 and 3 Vehicle Registration Fees[b]	$40.69 - $1,804.67	$45.58 - $2,021.23

Class 2 Vehicle Registration Fees[b]	$49.81 - $82.24	$59.78 - $98.69

Transportation and Economic Corridors

Safety Fitness Certificate Fees[b]	$166	$186

Commercial Examiner Fees[b]	$150	$168

[a]	A Grazing Lease Rental Rate “AUM” is Animal Unit Month
[b]	Effective September 1, 2026

Tables | Fiscal Plan 2026 – 29	159

Schedule 22: Full-Time Equivalents a

	2025-26 Budget	2026-27 Estimate	Change

Departments

Advanced Education	534	523	(11)

Affordability and Utilities	126	129	3

Agriculture and Irrigation	636	637	1

Arts, Culture and Status of Women	460	453	(7)

Assisted Living and Social Services	3,225	3,223	(2)

Children and Family Services	2,734	2,735	1

Education and Childcare	925	927	2

Energy and Minerals	482	487	5

Environment and Protected Areas	1,043	1,020	(23)

Executive Council - Department	191	193	2

Executive Council - Communications and Public Engagement	288	288	-

Forestry and Parks	2,106	2,084	(22)

Hospital and Surgical Health Services	253	276	23

Indigenous Relations	175	175	-

Infrastructure	869	926	57

Jobs, Economy, Trade and Immigration	1,192	1,215	23

Justice	3,575	3,556	(19)

Mental Health and Addiction	186	216	30

Municipal Affairs	441	441	-

Primary and Preventative Health Services	948	1,443	495

Public Safety and Emergency Services	3,511	3,636	125

Service Alberta and Red Tape Reduction	993	900	(93)

Technology and Innovation	1,309	1,423	114

Tourism and Sport	62	62	-

Transportation and Economic Corridors	696	695	(1)

Treasury Board and Finance - Department	672	692	20

Treasury Board and Finance - Public Service Commission	692	692	-

Departments	28,324	29,047	723

Agencies / SUCH sector / other operationally-independent entities

Advanced Education - Post-secondary institutions	33,741	34,151	410

Affordability and Utilities - Alberta Utilities Commission	132	132	-

Agriculture and Irrigation - Agriculture Financial Services Corporation	570	570	-

Assisted Living and Social Services - Assisted Living Alberta	10,930	10,930	-

Education and Childcare - School boards (including Francophone / charter)

Certificated Staff	39,434	41,034	1,600

Non-certificated Staff	27,926	28,726	800

Energy and Minerals - Alberta Energy Regulator	1,102	1,102	-

Environment and Protected Areas - Natural Resources Conservation Board	34	34	-

Hospital and Surgical Health Services - Acute Care Alberta	51,473	53,321	1,848

Indigenous Relations - Alberta Indigenous Opportunities Corporation	22	22	-

Jobs, Economy, Trade and Immigration - Invest Alberta Corporation	50	50	-

Mental Health and Addiction - Canadian Centre of Recovery Excellence	40	50	10

Mental Health and Addiction - Recovery Alberta	8,190	9,284	1,094

Municipal Affairs - Safety Codes Council	60	60	-

Primary and Preventative Health Services - Health Quality Alberta	45	45	-

Primary and Preventative Health Services - Health Shared Services	10,070	10,070	-

Primary and Preventative Health Services - Primary Care Alberta	9,607	9,607	-

Public Safety and Emergency Services - Alberta Sheriffs Police Services	1,226	1,267	41

Public Safety and Emergency Services - Civil Forfeiture Fund	-	10	10

Public Safety and Emergency Services - Victims of Crime and Public Safety Fund	54	54	-

Technology and Innovation - Alberta Enterprise Corporation	13	13	-

Technology and Innovation - Alberta Innovates Corporation	604	608	4

Tourism and Sport - Travel Alberta Corporation	80	80	-

Treasury Board and Finance - Alberta Insurance Council	41	47	6

Treasury Board and Finance - Alberta Investment Management Corporation	723	723	-

Treasury Board and Finance - Alberta Pensions Services Corporation	375	379	4

Treasury Board and Finance - Alberta Securities Commission	280	289	9

Legislative Assembly	782	795	13

Agencies / SUCH sector / other operationally-independent entities	197,604	203,453	5,849

Total full-time equivalents	225,928	232,500	6,572

a	2025-26 numbers have been restated on the 2026-27 basis, incorporating ministry re-organizations, and for updated information where applicable.

160	Tables | Fiscal Plan 2026 – 29

Schedule 23: Expense by Object a

(millions of dollars)

Legislative Assembly	114	84	-	-	3	-	-	-	15	216

Advanced Education	4,446	1,785	702	-	556	72	(86)	-	178	7,652

Affordability and Utilities	47	85	3	5	2	-	-	-	11	153

Agriculture and Irrigation	152	561	111	85	50	-	-	-	3	963

Arts, Culture and Status of Women	60	26	65	38	7	1	-	-	2	199

Assisted Living and Social Services	2,222	4,912	4,376	628	61	33	-	-	-	12,233

Children and Family Services	365	692	627	1	-	-	-	-	-	1,685

Education and Childcare	8,474	1,795	2,596	40	530	-	-	40	-	13,476

Energy and Minerals	267	597	1	17	13	-	-	-	-	894

Environment and Protected Areas	152	105	170	53	4	-	-	-	-	484

Executive Council	74	28	2	-	-	-	-	-	-	104

Forestry and Parks	219	141	19	1	40	1	-	-	-	421

Hospital and Surgical Health Services	7,272	4,709	355	-	183	1,314	-	-	-	13,832

Indigenous Relations	31	8	221	8	-	-	-	-	-	268

Infrastructure	77	421	-	15	435	2	-	-	12	961

Jobs, Economy, Trade and Immigration	182	74	165	-	1	-	-	-	-	422

Justice	576	72	113	-	7	-	-	-	6	773

Mental Health and Addiction	1,184	578	240	20	1	19	-	-	-	2,043

Municipal Affairs	70	31	181	1,105	-	-	-	-	-	1,386

Primary and Preventative Health Services	2,642	(102)	9,721	-	165	225	-	-	2	12,653

Public Safety and Emergency Services	589	596	273	20	29	1	-	-	-	1,509

Service Alberta and Red Tape Reduction	103	30	49	-	18	6	-	-	1	206

Technology and Innovation	261	392	195	183	71	-	-	-	1	1,103

Tourism and Sport	19	41	58	9	-	-	-	-	-	127

Transportation and Economic Corridors	72	484	-	1,443	925	66	-	108	9	3,106

Treasury Board and Finance	564	905	562	-	12	-	(322)	3,258	72	5,051

Contingency (voted and included in TBF)	-	-	-	-	-	-	-	-	2,000	2,000

Total 2026-27 expense	30,231	19,050	20,804	3,672	3,113	1,740	(408)	3,407	2,313	83,922

[a]	Total expense includes a provision of $2,000 million in contingency for disaster / emergency expense needs (voted and included in Treasury Board and Finance).

Tables | Fiscal Plan 2026 – 29	161

Schedule 24: Expense by Function a

(millions of dollars)

Legislative Assembly	-	-	18	-	-	-	-	-	-	-	198	-	216

Advanced Education	-	7,737	-	1	-	-	-	-	-	-	(86)	-	7,652

Affordability and Utilities	-	-	-	21	11	36	-	79	-	-	7	-	153

Agriculture and Irrigation	-	-	-	897	-	-	-	66	-	-	-	-	963

Arts, Culture and Status of Women	-	-	-	14	-	-	-	-	185	-	-	-	199

Assisted Living and Social Services	5,881	243	5,446	-	-	-	-	-	-	663	-	-	12,233

Children and Family Services	-	-	1,685	-	-	-	-	-	-	-	-	-	1,685

Education and Childcare	-	11,311	2,125	-	-	-	-	-	-	-	-	40	13,476

Energy and Minerals	-	-	-	711	-	-	-	155	-	-	29	-	894

Environment and Protected Areas	-	-	-	125	-	-	-	358	-	-	-	-	484

Executive Council	-	-	-	-	-	-	-	-	-	-	104	-	104

Forestry and Parks	-	-	-	120	168	-	-	2	132	-	-	-	421

Hospital and Surgical Health Services	13,832	-	-	-	-	-	-	-	-	-	-	-	13,832

Indigenous Relations	-	-	-	8	-	-	259	-	-	-	-	-	268

Infrastructure	242	4	-	-	-	3	-	54	-	-	658	-	961

Jobs, Economy, Trade and Immigration	-	93	-	219	111	-	-	-	-	-	-	-	422

Justice	-	-	105	-	669	-	-	-	-	-	-	-	773

Mental Health and Addiction	2,043	-	-	-	-	-	-	-	-	-	-	-	2,043

Municipal Affairs	-	-	-	-	36	-	1,221	-	54	-	75	-	1,386

Primary and Preventative Health Services	12,653	-	-	-	-	-	-	-	-	-	-	-	12,653

Public Safety and Emergency Services	-	-	40	-	1,469	-	-	-	-	-	-	-	1,509

Service Alberta and Red Tape Reduction	-	-	-	49	113	-	-	-	1	-	44	-	206

Technology and Innovation	48	-	-	268	-	-	-	-	-	-	787	-	1,103

Tourism and Sport	-	-	-	79	-	-	-	-	47	-	-	-	127

Transportation and Economic Corridors	-	-	-	-	36	2,953	-	9	-	-	-	108	3,106

Treasury Board and Finance	-	-	-	-	-	-	-	-	-	-	1,793	3,258	5,051

Contingency (voted and included in TBF)	-	-	-	-	2,000	-	-	-	-	-	-	-	2,000

Total 2026-27 expense	34,699	19,388	9,418	2,512	4,612	2,991	1,481	723	419	663	3,609	3,407	83,922

[a]	Total expense includes a provision of $2,000 million in contingency for disaster / emergency expense needs (voted and included in Treasury Board and Finance).

162	Tables | Fiscal Plan 2026 – 29

Schedule 25: Historical Fiscal Summary, 2014-15 to 2028-29a

(millions of dollars)

	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15

	2014-15	2015-16	2016-17	2017-18	2018-19	2019-20	2020-21	2021-22	2022-23	2023-24	2024-25	2025-26	2026-27	2027-28	2028-29
Statement of Operations											Actual	Forecast	Estimate	Target	Target

Revenue

1 Personal income tax	11,042	11,357	10,763	10,775	11,874	11,244	11,257	13,335	13,925	15,160	16,120	14,771	15,933	16,612	17,741

2 Corporate income tax	5,796	4,195	3,769	3,448	4,871	4,107	3,037	4,718	8,167	7,044	8,125	7,420	7,300	7,472	7,615

3 Other tax revenue	4,598	5,168	5,649	6,538	6,833	5,747	5,285	5,453	4,432	4,543	6,111	6,603	7,237	7,562	7,821

4 Resource revenue	8,948	2,789	3,097	4,980	5,429	5,937	3,091	16,170	25,242	19,287	21,986	16,285	13,213	16,234	16,892

5 Investment income	3,113	2,544	3,698	3,126	2,349	2,828	2,643	3,579	1,334	4,587	4,803	4,568	4,358	4,071	4,052

6 Premiums, fees and licences	3,564	3,574	3,701	3,839	3,911	3,929	4,021	4,520	4,672	5,565	5,504	5,640	6,000	6,170	6,424

7 Other own-source revenue	6,438	5,850	3,637	6,983	6,292	3,360	3,272	8,952	7,008	6,216	7,202	6,439	6,794	6,967	7,135

8 Total own-source revenue	43,499	35,477	34,314	39,689	41,559	37,152	32,605	56,727	64,780	62,402	69,851	61,726	60,835	65,088	67,680

9 Federal transfers	5,982	7,142	7,979	7,606	8,013	9,072	10,532	11,595	11,363	12,336	12,618	13,566	13,715	13,826	13,839

10 Total Revenue	49,481	42,619	42,293	47,295	49,572	46,224	43,137	68,322	76,143	74,738	82,469	75,292	74,550	78,914	81,518

Expense by Function

11 Health	19,366	20,115	20,687	21,239	21,921	22,408	23,984	25,143	25,486	27,447	29,560	32,794	34,699	36,534	38,104

12 Basic / advanced education	13,103	13,673	14,110	14,471	14,848	14,971	14,134	14,308	15,220	16,359	17,197	18,478	19,388	20,188	20,513

13 Social services	4,548	4,752	5,198	5,592	5,867	6,203	5,919	5,992	7,222	8,035	8,462	8,999	9,418	8,701	8,522

14 Other program expense	11,031	10,375	12,607	13,189	11,866	12,893	13,858	16,688	13,766	15,835	16,118	16,429	17,418	17,264	16,842

15 Total program expense	48,048	48,915	52,602	54,491	54,502	56,475	57,895	62,131	61,694	67,676	71,337	76,700	80,923	82,688	83,982

16 Debt servicing costs	722	776	1,018	1,420	1,971	2,235	2,486	2,641	2,829	3,149	3,215	2,922	3,407	4,222	4,863

17 Pension provisions	(404)	(630)	(543)	(593)	(190)	(334)	(282)	(365)	(21)	(372)	(403)	(196)	(408)	(415)	(423)

18 Total Expense	48,366	49,061	53,077	55,318	56,283	58,376	60,099	64,407	64,502	70,453	74,149	79,426	83,922	86,495	88,422

19 Surplus / (Deficit)	1,115	(6,442)	(10,784)	(8,023)	(6,711)	(12,152)	(16,962)	3,915	11,641	4,285	8,320	(4,134)	(9,373)	(7,581)	(6,904)

Capital Plan	6,181	6,558	6,578	9,021	6,057	5,545	6,896	6,622	5,633	6,300	7,243	8,687	9,969	9,998	8,349

Statement of Financial Position (at March 31)

20 Heritage / endowment funds	18,860	19,262	19,836	20,306	20,700	20,670	21,090	22,176	23,920	26,158	30,349	36,016	38,724	41,052	43,274

21 Contingency Account	6,529	3,625	2,299	1,661	6,342	-	-	-	-	-	-	-	-	-	-

22 Other financial assets	40,688	40,990	44,152	49,010	48,701	55,711	56,996	55,950	55,570	60,731	67,586	48,079	49,445	52,744	55,290

23 Taxpayer-supported Capital Plan liabilities	(11,922)	(19,040)	(23,769)	(29,339)	(33,597)	(37,188)	(42,733)	(47,529)	(45,525)	(47,594)	(50,560)	(56,970)	(64,374)	(71,999)	(78,549)

24 Taxpayer-supported general / pre-1992 TPP debt	(1,053)	(1,024)	(10,751)	(19,227)	(29,060)	(36,954)	(50,303)	(45,595)	(33,763)	(34,241)	(34,665)	(35,116)	(44,492)	(51,951)	(58,943)

25 Self-supported debt	(16,592)	(17,373)	(17,822)	(17,848)	(18,134)	(18,066)	(18,398)	(17,028)	(17,596)	(17,715)	(17,257)	(18,745)	(19,839)	(20,589)	(21,367)

26 Total Debt [b]	(29,567)	(37,437)	(52,342)	(66,414)	(80,791)	(92,208)	(111,434)	(110,152)	(96,884)	(99,550)	(102,482)	(110,832)	(128,705)	(144,538)	(158,859)

27 Pension liabilities	(11,196)	(10,566)	(10,023)	(9,430)	(9,252)	(8,918)	(8,636)	(8,287)	(8,272)	(7,904)	(7,504)	(7,292)	(6,884)	(6,469)	(6,046)

28 Other liabilities	(12,260)	(11,955)	(12,823)	(14,477)	(13,177)	(15,399)	(17,853)	(18,680)	(19,948)	(20,799)	(22,286)	(5,670)	(3,943)	(4,210)	(3,410)

29 Net Financial Assets / (Debt)	13,054	3,919	(8,901)	(19,344)	(27,477)	(40,144)	(59,837)	(58,993)	(45,614)	(41,364)	(34,337)	(39,699)	(51,363)	(61,422)	(69,750)

30 Capital / non-financial assets	42,197	44,623	46,622	49,015	50,744	51,570	54,076	55,745	56,928	57,551	58,845	60,073	62,365	64,843	66,267

31 Net Assets	55,251	48,542	37,721	29,671	23,267	11,426	(5,761)	(3,248)	11,314	16,187	24,508	20,374	11,002	3,421	(3,483)

Energy prices and exchange rate

32 Oil price (WTI US$/bbl)	80.48	45.00	47.93	53.69	62.77	54.85	42.32	77.03	89.69	77.83	74.34	61.50	60.50	67.00	67.50

33 Heavy oil price (WCS @ Hardisty; Cdn$/bbl)	70.78	40.86	44.67	50.38	51.65	53.14	41.42	79.63	90.62	81.67	85.21	69.80	65.30	71.60	70.60

34 Natural gas price (ARP; Cdn$/GJ)	3.51	2.21	2.01	1.82	1.34	1.39	2.10	3.48	4.63	2.07	1.11	1.70	3.00	3.10	3.20

35 Exchange rate (US¢/Cdn$)	88.00	76.50	76.20	78.00	76.30	75.20	75.70	79.80	75.60	74.20	71.90	72.00	73.00	74.20	75.40

[a]

Numbers are not strictly comparable due to numerous accounting policy changes over time; expense by function numbers have been re-classified in certain years following re-organizations and other adjustments.

[b]	Does not include capital lease liabilities, or debt issued on behalf of government business enterprises which is reported on a net equity basis in Other Financial Assets.

Tables | Fiscal Plan 2026 – 29	163

BLANK PAGE

164	Tables | Fiscal Plan 2026 – 29

BUDGET 2026

GOVERNMENT OF ALBERTA | 2026–29

Fiscal Plan

Response to the

Auditor General of Alberta

• March 2025

• July 2025

• November 2025

• December 2025

165

March 2025	167

July 2025	169

November 2025	171

December 2025	172

166	Response to the Auditor General | Fiscal Plan 2026–29

Response to the Auditor General – March 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Report on Post-secondary Institutions 2024 – March 2025 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Advanced Education – Bow Valley College

Improve purchasing processes

We recommend that Bow Valley College improve its purchasing policy and consistently apply it to all contracts.

Accepted. Bow Valley College’s purchasing policy is currently being updated. Updates to the policy will include research on post-secondary institutions’ best practices, Indigenous purchases and international recruitment agent contracts.

Work related to sole-sourced contracts has been completed. A new template was created and is being completed for all sole-sourced contracts.

This recommendation is expected to be fully implemented by Spring 2026.

Response to the Auditor General | Fiscal Plan 2026–29	167

Response to the Auditor General – March 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – School Authority Compliance with Annual Reporting Requirements – March 2025 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Education and Childcare

Improve the execution of the annual report assessment process

We recommend that the Department of Education and Childcare improve the consistent application of its school authorities annual report compliance assessment process.	Accepted. The Department of Education and Childcare has begun to enhance and improve existing processes to ensure the consistent application of the department’s school authority annual report compliance assessment process.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

Improve the execution of the annual report assessment process

We recommend that the Department of Education and Childcare improve the consistent application of its processes to ensure that school authorities correct annual reporting non-compliance.	Accepted. The Department of Education and Childcare has begun to address the consistent application of its processes to ensure that school authorities correct annual reporting non-compliance, including enhancing communications to school authorities to ensure meeting the Assurance Framework expectations and requirements.

This recommentation is expected to be implemented during the 2026-27 fiscal year.

168	Response to the Auditor General | Fiscal Plan 2026–29

Response to the Auditor General – July 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – Systems to Deliver Child and Family Services to Indigenous Children in Alberta Assessment of Implementation – July 2025 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATION	GOVERNMENT’S RESPONSE

Alberta Children and Family Services

Enhance early support services – improve reporting on effectiveness of early support services - Repeated

We again recommend that the Department of Children and Family Services report to the public regularly on the effectiveness of early support services.	Accepted. The Department of Children and Family Services continues to make progress on collecting information to report on effectiveness and has developed a standardized participant survey to measure outcomes for families receiving early support services through the Family Resource Network (FRN) program. Full rollout began in September 2025 and data collection is underway across all FRNs.

Additional work analyzing provincial data to establish baseline measures and performance targets for key performance indicators (KPIs) is expected to be completed by May 2026. Public reporting of these KPIs will be included in the 2025-26 Annual Report, ensuring transparent and outcome-focused reporting on program effectiveness.

Response to the Auditor General | Fiscal Plan 2026–29	169

Response to the Auditor General – July 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Child Care Subsidy and Grants Program – July 2025 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Education and Childcare

Verify accuracy of child care operator claims

We recommend that the Department of Education and Childcare implement processes to verify the accuracy of child care operator claims for the Child Care Subsidy and Grants Program.	Accepted. The Department of Education and Childcare has begun to implement technological controls and develop processes to assist in verifying the accuracy of childcare operator claims and reduce the risk of error.

This recommendation is expected to be implemented during the 2028-29 fiscal year.

Verify child care operators use program funding as required

We recommend that the Department of Education and Childcare implement processes to verify that child care operators use the funding as required to reduce parent fees and to pay educators their wage top-up funding.	Accepted. The Department of Education and Childcare has begun to develop processes and build technology solutions to assist in verifying that childcare operators use the funding as required to reduce parent fees and pay educators their wage top-up funding.

This recommendation is expected to be implemented during the 2028-29 fiscal year.

170	Response to the Auditor General | Fiscal Plan 2026–29

Response to the Auditor General – November 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – An Examination of Community Laboratory Services (Contract with DynaLIFE) – November 2025 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Hospital and Surgical Health Services and Alberta Primary and Preventative Health Services

Follow procurement processes

We recommend that the Department of Hospital and Surgical Health Services and the Department of Primary and Preventative Health Services ensure their own procurement processes, and those of their reporting entities, are followed, specifically that an analysis is conducted and retained to support the expenditure of public money prior to proceeding with major procurements.

Accepted. The Department of Hospital and Surgical Health Services, and the Department of Primary and Preventative Health Services have made progress on ensuring procurement processes are followed.

Additional work is underway to:

•

ensure similar measures and safeguards are documented and managed in the Provincial Health Corporations and Public Health Agencies; and

•

enhance the process on conducting and retaining analysis to support the expenditure of public money prior to proceeding with major procurements.

This recommendation is expected to be implemented by the end of December 2026.

Improve records management processes

We recommend that the Department of Hospital and Surgical Health Services and the Department of Primary and Preventative Health Services ensure their records management processes document all key decisions, directions, and recommendations – including who made them and rationale. The departments should ensure the same standards are met for their various reporting entities.	Accepted. The Department of Hospital and Surgical Health Services, and the Department of Primary and Preventative Health Services have processes in place to ensure all records management documentation demonstrates all key decisions, directions, and recommendations – including who made them and rationale – within the departments.

Additional work is currently underway to ensure similar measures and safeguards are documented and managed in the provincial health corporations and public health agencies.

This recommendation is expected to be implemented by the end of December 2026.

Response to the Auditor General | Fiscal Plan 2026–29	171

Response to the Auditor General – December 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Accessibility to Post-secondary Education – December 2025 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Advanced Education

Improve processes to analyze post-secondary accessibility measures

We recommend that the Department of Advanced Education improve its processes to measure and analyze the post-secondary sector accessibility results to assess progress, to identify lessons learned, and to inform future decisions.	Accepted. The Department of Advanced Education will clarify the outcomes related to post-secondary accessibility based on the Post-secondary Learning Act definition of access. Additionally, the department will improve measurement of results by enhancing existing processes to monitor and report on accessibility indicators.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

Improve post-secondary sector accessibility reporting

We recommend that the Department of Advanced Education improve its processes to report – internally and externally – on progress toward its desired outcomes on making post-secondary education accessible to all Albertans.	Accepted. The Department of Advanced Education will strengthen existing assessment and reporting processes (internal and external) to explicitly link the impact of individual initiatives to broader accessibility outcomes defined by the department.

Improvement in internal and external reporting will coincide with work towards the recommendation to improve measurement.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

172	Response to the Auditor General | Fiscal Plan 2026–29

Response to the Auditor General – December 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following is the recommendation in the Auditor General’s report titled – AHS Public Performance Reporting – December 2025 and the government’s response to the recommendation.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Hospital and Surgical Health Services – Acute Care Alberta

Develop policy and procedure and resolve control weaknesses

We recommend that Acute Care Alberta formalize its public performance reporting processes as written policy and procedures, and ensure these procedures resolve process weaknesses noted at Alberta Health Services.

Accepted. Acute Care Alberta was established in 2025-26 and is in the process of documenting public performance reporting processes as written policy and procedures.

This recommendation is expected to be fully implemented by August 2026.

Response to the Auditor General | Fiscal Plan 2026–29	173

Response to the Auditor General – December 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – AHS Public Performance Reporting – December 2025 and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Primary and Preventative Health Services

Implement a provincial healthcare system performance reporting framework

We recommend that the Department of Primary and Preventative Health Services implement an authoritative framework for all provincial healthcare system performance reporting to the public.	Accepted. The Department of Primary and Preventative Health Services is committed to publishing clear, accessible, and accurate information about health system performance. This includes public-facing reports and dashboards that offer timely data on key metrics such as wait times, service volumes, and outcomes.

Since April 2023, steps have been taken to improve the consistency, frequency, and clarity of public performance reporting. Notably, the development of a health system dashboard, in collaboration with ministries and provincial agencies, will provide Albertans with direct access to system-wide indicators. The dashboard, to be available on Alberta.ca, will include metrics such as Emergency Medical Services’ response times, surgical wait times, and primary care access. Over time, it will expand to include additional topics like assisted living, mental health, and addiction services.

Ministries are also working to develop specific performance frameworks and measures for their health sectors. Reporting on these frameworks will provide performance information of the entire health system.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

174	Response to the Auditor General | Fiscal Plan 2026–29

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Primary and Preventative Health Services

Update and clarify the 2005 accountability documents guidelines

We recommend that the Department of Primary and Preventative Health Services update and replace the 2005 Guide to Health Authority Accountability Documents to clarify:

•

legislative requirements

•

minimum public reporting standards

•

roles and responsibilities

•

which performance reporting frameworks and other guidance are to be followed and ensure that its guidance applies to all public performance reporting from organizations in the provincial healthcare system.

Accepted. The Department of Primary and Preventative Health Services is leading the development of a health system integration framework to ensure effective system integration and adherence to public reporting standards. As part of the system governance work, health sectors will develop performance frameworks to ensure metrics are met for their health services sectors. Reporting requirements for the health system will also be outlined in the integration framework. The framework will also outline health system roles and responsibilities.

Work is currently underway with final implementation expected to take place during the 2026-27 fiscal year.

Ensure provincial health entities have policies and procedures aligned with provincial guidance

We recommend that the Department of Primary and Preventative Health Services ensure that all publicly funded healthcare organizations develop policies and procedures for public performance reporting, and that those polices are aligned with provincial frameworks and guidelines.

Accepted. Provincial health agencies and corporations have adopted existing policies and procedures of the AHS Regional Health Authority, which includes policies related to public reporting.

The Department of Primary and Preventative Health Services will work with health-sector departments and provincial health agencies to update these policies and ensure alignment with provincial frameworks and guidelines.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

Maintain mandatory legal registers for provincial healthcare entities

We recommend that the Department of Primary and Preventative Health Services ensure that all entities in the provincial healthcare system maintain up-to-date legal registers of applicable laws and regulations.	Accepted. The Department of Primary and Preventative Health Services will instruct Health Shared Services to lead this work, working with provincial health agencies and provincial health corporations and their legal teams to maintain up-to-date legal registers of applicable laws and regulations.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

Response to the Auditor General | Fiscal Plan 2026–29	175

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Primary and Preventative Health Services

Improve corporate records management

We recommend that the Department of Primary and Preventative Health Services direct all health system entities to develop systems to identify and retain relevant corporate and organizational records for an appropriate time. This system should include records of key people after their term with their respective organizations.	Accepted. The Department of Primary and Preventative Health Services will direct health system entities to establish systems to identify and retain relevant corporate records in alignment with the Records Management Regulation and will establish appropriate ministry oversight of these health system entities.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

176	Response to the Auditor General | Fiscal Plan 2026–29

Response to the Auditor General – December 2025

The Auditor General reports on the scope and findings of the work carried out by the Office of the Auditor General. The following are the recommendations in the Auditor General’s report titled – Audit of the 2024-25 Consolidated Financial Statements of the Province of Alberta and Annual Summary of Ministry Audit Work and the government’s response to each of them.

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Municipal Affairs

Improve financial statement preparation processes for improvement districts

We recommend that the Department of Municipal Affairs improve its processes to ensure the timeliness and quality of the improvement districts’ financial statements.	Accepted. The Department of Municipal Affairs has prepared an implementation plan to improve processes to ensure the timeliness and quality of the improvement districts’ financial statements.

This recommendation is expected to be implemented by June 2026.

Alberta Public Safety and Emergency Services

Meet reporting requirements for activities under the Civil Forfeiture Act

We recommend that the Department of Public Safety and Emergency Services ensure activities under the Civil Forfeiture Act are appropriately recorded, and meet public sector accounting standards and reporting requirements.	Accepted. The Department of Public Safety and Emergency Services has started work to correct the accounting treatment deficiency, including aligning accounting and financial reporting systems.

This recommendation is expected to be implemented during the 2025-26 fiscal year.

Response to the Auditor General | Fiscal Plan 2026–29	177

AUDITOR GENERAL’S RECOMMENDATIONS	GOVERNMENT’S RESPONSE

Alberta Public Safety and Emergency Services

Improve financial information preparation and reporting processes - Repeated

We again recommend that the Department of Public Safety and Emergency Services improve its financial information preparation and reporting processes by enhancing its quality control and review activities.	Accepted. The Department of Public Safety and Emergency Services will ensure required financial information is submitted within established timelines and in compliance with accounting standards by:

• strengthening supporting documentation; • expanding staff training; and • building capacity within existing resources.

This recommendation is expected to be implemented during the 2025-26 fiscal year.

Alberta Technology and Innovation – Alberta Innovates

Improve information technology controls

We recommend that Alberta Innovates improve its IT controls over IT risk management, oversight of IT service providers, and user access.	Accepted. Alberta Innovates is developing an Information Technology Control Framework guided by the National Institute of Standards and Technology Cybersecurity Framework to:

• strengthen IT risk management; • oversight of service providers; and • user access.

Additional work is underway to finalize supporting standards and procedures that will provide evidence that the required controls are in place and operating as intended.

This recommendation is expected to be implemented during the 2026-27 fiscal year.

178	Response to the Auditor General | Fiscal Plan 2026–29